UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-K

[x] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: April 30, 2012

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

For the transition period from to
Commission file number 1-11507

JOHN WILEY & SONS, INC.
(Exact name of Registrant as specified in its charter)

NEW YORK	13-5593032
State or other jurisdiction of incorporation or organization	I.R.S. Employer Identification No.
111 River Street, Hoboken, NJ	07030
Address of principal executive offices	Zip Code

(201) 748-6000
Registrant's telephone number including area code

Securities registered pursuant to Section 12(b) of the Act: Title of each class	Name of each exchange on which registered
Class A Common Stock, par value $1.00 per share	New York Stock Exchange
Class B Common Stock, par value $1.00 per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes |X| No | |

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act.

Yes | | No |X |

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes |X| No | |

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes |X| No | |

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. | |

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer |X| Accelerated filer | | Non-accelerated filer | | Smaller reporting company | |

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes | | No |X|

The aggregate market value of the voting stock held by non-affiliates of the registrant, computed by reference to the closing price as of the last business day of the registrant's most recently completed second fiscal quarter, October 31, 2011, was approximately $2,238.7 million. The registrant has no non-voting common stock.

The number of shares outstanding of the registrant's Class A and Class B Common Stock as of May 31, 2012 was 49,997,919 and 9,531,216 respectively.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement for use in connection with its annual meeting of stockholders scheduled to be held on September 20, 2012, are incorporated by reference into Part III of this form 10-K.

JOHN WILEY AND SONS, INC. AND SUBSIDIARIES
FORM 10-K
FOR THE FISCAL YEAR ENDED APRIL 30, 2012

INDEX

PART I

Item 1. Business

The Company, founded in 1807, was incorporated in the state of New York on January 15, 1904. As used herein the term "Company" means John Wiley & Sons, Inc., and its subsidiaries and affiliated companies, unless the context indicates otherwise.

The Company provides content and content-enabled digital services to customers worldwide. Core businesses produce scientific, technical, medical and scholarly journals, reference works, books, database services, and advertising; professional books, subscription products, certification and training services and online applications; and educational content and services. Education content and services includes integrated online teaching and learning resources for undergraduate and graduate students, educators, and lifelong learners worldwide as well as secondary school students in Australia. The Company takes full advantage of its content from all three core businesses in developing and cross-marketing products to its diverse customer base of researchers, professionals, students, and educators. The use of technology enables the Company to make its content efficiently more accessible to its customers around the world. The Company maintains publishing, marketing, and distribution centers in the United States, Canada, Europe, Asia, and Australia.

Further description of the Company's business is incorporated herein by reference in the Management's Discussion and Analysis section of this 10-K.

Employees

As of April 30, 2012, the Company employed approximately 5,200 persons on a full-time equivalent basis worldwide.

Financial Information About Business Segments

The note entitled "Segment Information" of the Notes to Consolidated Financial Statements and pages 13 through 41 of the Management's Discussion and Analysis section of this 10-K are incorporated herein by reference.

Financial Information About Foreign and Domestic Operations and Export Sales

The note entitled "Segment Information" of the Notes to Consolidated Financial Statements and page 20 of the Management's Discussion and Analysis section of this 10-K are incorporated herein by reference.

Item 1A. Risk Factors

You should carefully consider all of the information set forth in this Form 10-K, including the following risk factors, before deciding to invest in any of the Company's securities. The risks below are not the only ones the Company faces. Additional risks not currently known to the Company or that the Company presently deems immaterial may also impair its business operations. The Company's business, financial condition, results of operations or prospects could be materially adversely affected by any of these risks.

Cautionary Statement Under the Private Securities Litigation Reform Act of 1995:

This 10-K and our Annual Report to Shareholders for the year ending April 30, 2012 contain certain forward-looking statements concerning the Company's operations, performance and financial condition. In addition, the Company provides forward-looking statements in other materials released to the public as well as oral forward-looking information. Statements which contain the words anticipate, expect, believes, estimate, project, forecast, plan, outlook, intend and similar expressions constitute forward-looking statements that involve risk and uncertainties. Reliance should not be placed on forward-looking statements, as actual results may differ materially from those in any forward-looking statements.

Any such forward-looking statements are based upon a number of assumptions and estimates that are inherently subject to uncertainties and contingencies, many of which are beyond the control of the Company, and are subject to change based on many important factors. Such factors include, but are not limited to (i) the level of investment in new technologies and products; (ii) subscriber renewal rates for the Company's journals; (iii) the financial stability and liquidity of journal subscription agents; (iv) the consolidation of book wholesalers and retail accounts; (v) the market position and financial stability of key retailers; (vi) the impact of the used-book market; (vii) worldwide economic and political conditions; and (viii) the Company's ability to protect its copyrights and other intellectual property worldwide (ix) other factors detailed from time to time in the Company's filings with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any such forward-looking statements to reflect subsequent events or circumstances.

Operating Costs and Expenses

In general, any significant increase in the costs of goods and services provided to the Company may adversely affect the Company's costs of operation. The Company has a significant investment, and cost, in its employee base around the world. The Company offers competitive salaries and benefits in order to attract and retain the highly skilled workforce needed to sustain and develop new products and services required for growth. Employment and benefit costs are affected by competitive market conditions for qualified individuals, and factors such as healthcare, pension and retirement benefits costs. The Company is a large paper purchaser, and paper prices may fluctuate significantly from time-to-time. To reduce the impact of paper price increases, the Company relies upon multiple suppliers. The Company from time-to-time may hedge the exposure to fluctuations in price by entering into multi-year supply contracts. As of April 30, 2012, there were no outstanding multi-year supply contracts.

Protection of Intellectual Property Rights

Substantially all of the Company's publications are protected by copyright, held either in the Company's name, in the name of the author of the work, or in the name of the sponsoring professional society. Such copyrights protect the Company's exclusive right to publish the work in many countries abroad for specified periods, in most cases the author's life plus 70 years, but in any event a minimum of 50 years for works published after 1978. The ability of the Company to continue to achieve its expected results depends, in part, upon the Company's ability to protect its intellectual property rights. The Company's results may be adversely affected by lack of legal and/or technological protections for its intellectual property in some jurisdictions and markets.

The Scientific, Technical, Medical and Scholarly ("STMS") publishing industry generates much of its revenue from paid customer subscriptions to online and print journal content. There is debate within the academic and government communities whether such journal content should be made available for free, immediately or following a period of embargo after publication. For instance, certain governments are considering mandating that all publications containing information derived from government-funded research be made available to the public at no cost. These mandates have the potential to put pressure on subscription-based publications and favor business models funded by author fees or government and private subsidies. If such regulations are widely implemented, the Company's operating results could be adversely affected.

Maintaining the Company's Reputation

Professionals worldwide rely upon many of the Company's publications to perform their jobs. It is imperative that the Company consistently demonstrates its ability to maintain the integrity of the information included in its publications. Adverse publicity, whether or not valid, may reduce demand for the Company's publications.

Trade Concentration and Credit Risk

In the journal publishing business, print subscriptions are primarily sourced through journal subscription agents who, acting as agents for library customers, facilitate ordering by consolidating the subscription orders/billings of each subscriber with various publishers. Cash is generally collected in advance from subscribers by the subscription agents and is principally remitted to the Company between the months of November and January. Although at fiscal year-end the Company had minimal credit risk exposure to these agents, future calendar-year subscription receipts from these agents are highly dependent on their financial condition and liquidity. Subscription agents account for approximately 24% of total annual consolidated revenue and no one agent accounts for more than 10% of total annual consolidated revenue.

The Company's book business is not dependent upon a single customer; however, the industry is concentrated in national, regional, and online bookstore chains. Although no one book customer accounts for more than 10% of total consolidated revenue and 15% of accounts receivable at April 30, 2012, the top 10 book customers account for approximately 20% of total consolidated revenue and approximately 40% of accounts receivable at April 30, 2012.

Changes in Regulation and Accounting Standards

The Company maintains publishing, marketing and distribution centers in Asia, Australia, Canada, Europe and the United States. The conduct of our business, including the sourcing of content, distribution, sales, marketing and advertising is subject to various laws and regulations administered by governments around the world. Changes in laws, regulations or government policies, including tax regulations and accounting standards, may adversely affect the Company's future financial results.

Introduction of New Technologies, Products and Services

The Company must continue to invest in technological and other innovations to adapt and add value to its products and services and remain competitive. There are uncertainties whenever developing new products and services, and it is often possible that such new products and services may not be launched or if launched, may not be profitable or as profitable as existing products and services.

A common trend facing each of the Company's businesses is the digitization of content and proliferation of distribution channels, either over the internet, or via other electronic means, replacing traditional print formats. The trend to eBooks has also created contraction in the print book retail market which increases the risk of bankruptcy for certain retail customers, potentially leading to the disruption of short-term product supply to the market as well as potential bad debt write-offs. New distribution channels, such as digital formats, the internet, online retailers and growing delivery platforms (e.g. tablets and e-readers), present both threats and opportunities to the Company's traditional consumer publishing models, potentially impacting both sales volumes and pricing. There is an enhanced risk associated with the illegal unauthorized replication and distribution of digital products.

Information Technology Risks

Information technology is a key part of the Company's business strategy and operations. As a business strategy, Wiley's publishing technology enables the Company to provide customers with new and enhanced products and services and is critical to the Company's success in migrating from print to digital business models. Information technology is also a fundamental component of all our business processes; collecting and reporting business data; and communicating internally and externally with customers, suppliers, employees and others.

Information technology system failures, network disruptions and breaches of data security could significantly disrupt the operations of the Company. Management has designed and implemented policies, processes and controls to mitigate risks of information technology failure and to provide security from unauthorized access to our systems. In addition, the Company has in place disaster recovery plans to maintain business continuity. While the Company has taken steps to address these risks, there can be no assurance that a system failure, disruption or data security breach would not adversely affect the Company's business and operating results.

Competition for Market Share and Author and Society Relationships

The Company operates in highly competitive markets. Success and continued growth depends greatly on developing new products and the means to deliver them in an environment of rapid technological change. Attracting new authors and professional societies, while retaining our existing business relationships, are also critical to our success.

Introduction of Higher Education Textbook Rental Programs

The Company's Global Education business publishes educational content for two and four-year colleges and universities, for-profit career colleges, advanced placement classes, as well as secondary schools in Australia. Due to growing demand by students for less expensive textbooks, a number of college bookstores and other entities are offering textbook rental programs to students. In many ways, the textbook rental business model is an adaptation of the used book model that has been in place in the higher education market for many years. Due to its recent introduction it is uncertain what impact, if any, such textbook rental programs will have on Wiley's results.

Interest Rate and Foreign Exchange Risk

Non-U.S. revenues, as well as our substantial non-U.S. net assets, expose the Company's results to foreign currency exchange rate volatility. Fiscal year 2012 revenue was recognized in the following currencies (as measured in U.S. dollar equivalents): approximately 54% U.S dollar; 28% British pound sterling; 8% euro and 10% other currencies. In addition, our interest-bearing loans and borrowings are subject to risk from changes in interest rates. These risks and the measures we have taken to help contain them are discussed in the *Market Risk* section of this 10-K. For additional details, see Note 13 to the Consolidated Financial Statements in this 10-K which is incorporated herein by reference. Notwithstanding our efforts to foresee and mitigate the effects of changes in fiscal circumstances, we cannot predict with certainty changes in currency and interest rates, inflation or other related factors affecting our business.

Changes in Tax Legislation

The Company is subject to tax laws within the jurisdictions in which it does business. Changes in tax legislation could have a material impact on the Company's financial results. There have been recent proposals to reform U.S. tax laws that would significantly impact how U.S. multinational corporations are taxed on earnings outside of the U.S. This could have a material impact on the Company's financial results since a substantial portion of the Company's income is earned outside the U.S. In addition, the Company is subject to audit by tax authorities. Although we believe our tax estimates are reasonable, the final determination of tax audits could be materially different from our historical income tax provisions and accruals and have a material impact on the Company's net income, cash flow and financial position.

Risk of Doing Business in Developing and Emerging Markets

The Company sells its products to customers in the Middle East (including Iran and Syria), Africa (including Sudan), Cuba, and other developing markets where it does not have operating subsidiaries. In addition, approximately 9% of STMS journal articles are sourced from authors in China. The Company does not own any assets or liabilities in these markets except for trade receivables. Challenges and uncertainties associated with operating in developing markets has a higher relative risk due to political instability, economic volatility, crime, terrorism, corruption, social and ethnic unrest, and other factors. While sales in these markets are not material to the Company's business results, adverse developments related to the risks associated with these markets may cause actual results to differ from historical and forecasted future operating results. Disruption in these markets could also trigger a decrease in consumer purchasing power, resulting in a reduced demand for our products.

In November 2011, the United Kingdom, the United States and Canada imposed new sanctions following a United Nations report targeting Iran, including restrictions on financial transactions; business relationships; and prohibitions on direct and indirect trading with listed "designated persons". The European Union also extended its existing sanctions regime. The Company has assessed its business relationship and transactions with Iran and is in compliance with the regulations. As of April 30, 2012, the Company had outstanding trade receivables with Iran of approximately $2.0 million, mainly related to book sales recognized prior to the sanctions. It is unclear at present whether these sanctions will have an effect on the recovery of this outstanding receivable.

Liquidity and Global Economic Conditions

Changes in global financial markets have not had, nor do we anticipate they will have, a significant impact on our liquidity. Due to our significant operating cash flow, financial assets, access to capital markets and available lines of credit and revolving credit agreements, we continue to believe that we have the ability to meet our financing needs for the foreseeable future. As market conditions change, we will continue to monitor our liquidity position. However, there can be no assurance that our liquidity or our results of operations will not be affected by possible future changes in global financial markets and global economic conditions. Similar to other global businesses, we face the potential effects of a global economic recession. Unprecedented market conditions including illiquid credit markets, volatile equity markets, dramatic fluctuations in foreign currency rates and economic recession could affect future results.

Effects of Increases in Pension Costs and Funding Requirements

The Company provides defined benefit pension plans for the majority of its employees worldwide. The funding requirements and costs of these plans are dependent upon various factors, including the actual return on plan assets, discount rates, plan participant population demographics and changes in pension regulations. Changes in these factors affect the Company's plan funding, cash flow and results of operations. A further discussion on how these factors could impact the Company's consolidated financial statements is included on page 45 within the Management's Discussion and Analysis section of this 10-K and incorporated herein by reference.

Effects of Inflation and Cost Increases

The Company, from time to time, experiences cost increases reflecting, in part, general inflationary factors. There is no guarantee that the Company can increase selling prices or reduce costs to fully mitigate the effect of inflation on company costs.

Ability to Successfully Integrate Key Acquisitions

The Company's growth strategy includes title, imprint and other business acquisitions which complement the Company's existing businesses; the development of new products and services; designing and implementing new methods of delivering products to our customers, and organic growth of existing brands and titles. Acquisitions may have a substantial impact on the Company's costs, revenues, cash flows, and financial position. Acquisitions involve risks and uncertainties, including difficulties in integrating acquired operations and in realizing expected opportunities; diversions of management resources and loss of key employees; challenges with respect to operating new businesses; debt incurred in financing such acquisitions; and other unanticipated problems and liabilities.

Attracting and Retaining Key Employees

The Company's success is highly dependent upon the retention of key employees globally. In addition, we are dependent upon our ability to continue to attract new employees with key skills to support the continued organic growth of the business.

Item 1B. Unresolved Staff Comments

None

Item 2. Properties

The Company occupies office, warehouse, and distribution facilities in various parts of the world, as listed below (excluding those locations with less than 10,000 square feet of floor area, none of which is considered material property). All of the buildings and the equipment owned or leased are believed to be in good condition and are generally fully utilized.

Location	Purpose	Owned or Leased	Approx. Sq. Ft.
United States:			
New Jersey	Corporate Headquarters	Leased	404,000
	Warehouse	Leased	380,000
	Office & Warehouse	Leased	185,000
Indiana	Office	Leased	123,000
California	Office	Leased	57,000
Massachusetts	Office	Leased	43,000
Iowa	Office & Warehouse	Owned	27,000
Minnesota	Offices	Leased	12,000
International:			
Australia	Office & Warehouse	Leased	93,000
	Offices	Leased	59,000
Canada	Office & Warehouse	Leased	87,000
	Office	Leased	20,000
England	Warehouses	Leased	339,000
	Offices	Leased	80,000
	Offices	Owned	70,000
Germany	Office	Owned	58,000
	Office	Leased	19,000
India	Office & Warehouse	Leased	16,000
Singapore	Offices	Leased	68,000
	Office & Warehouse	Leased	61,000

Item 3. Legal Proceedings

The Company is involved in routine litigation in the ordinary course of its business. In the opinion of management, the ultimate resolution of all pending litigation will not have a material effect upon the financial condition or results of operations of the Company.

PART II

Item 5. Market for the Company's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The Company's Class A and Class B shares are listed on the New York Stock Exchange under the symbols JWa and JWb, respectively. Dividends per share and the market price range (Based on daily closing prices) by fiscal quarter for the past two fiscal years were as follows:

	Class A Common Stock			Class B Common Stock		
		Market Price			Market Price	
	Dividends	High	Low	Dividends	High	Low
2012						
First Quarter	$0.20	$53.00	$49.08	$0.20	$53.22	$49.28
Second Quarter	0.20	50.71	42.35	0.20	50.90	43.06
Third Quarter	0.20	49.43	43.50	0.20	49.66	43.57
Fourth Quarter	0.20	47.93	44.41	0.20	48.00	44.30
2011						
First Quarter	$0.16	$42.84	$36.87	$0.16	$42.62	$36.83
Second Quarter	0.16	43.75	35.59	0.16	43.72	35.74
Third Quarter	0.16	46.79	41.21	0.16	46.85	41.15
Fourth Quarter	0.16	52.64	46.71	0.16	52.81	46.55

The Board of Directors considers quarterly the payment of cash dividends based upon its review of earnings, the financial position of the Company, and other relevant factors. As of April 30, 2012, the approximate number of holders of the Company's Class A and Class B Common Stock were 1,155 and 94 respectively, based on the holders of record.

During the fourth quarter of fiscal year 2012, the Company made the following purchases of Class A Common Stock under its stock repurchase program:

	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as part of a Publicly Announced Program	Maximum Number of Shares that May be Purchased Under the Program
February 2012	-	-	-	2,916,525
March 2012	280,000	$47.62	280,000	2,636,525
April 2012	280,000	$46.78	280,000	2,356,525
Total	**560,000**	**$47.20**	**560,000**	

Item 6. Selected Financial Data

	For the Years Ended April 30,				
Dollars in millions (except per share data)	**2012**	2011	2010	2009	2008
Revenue	**$1,782.7**	$1,742.6	$1,699.1	$1,611.4	$1,673.7
Operating Income (a,b)	**280.4**	248.1	242.6	218.5	225.2
Net Income (a,b,c)	**212.7**	171.9	143.5	128.3	147.5
Working Capital (d)	**(66.3)**	(228.9)	(188.7)	(157.4)	(243.6)
Deferred Revenue in Working Capital (d)	**(342.0)**	(321.4)	(275.7)	(246.6)	(303.2)
Total Assets	**2,532.9**	2,430.1	2,308.6	2,216.8	2,570.3
Long-Term Debt	**475.0**	330.5	559.0	754.9	797.3
Shareholders' Equity	**1,017.6**	977.9	722.4	513.5	689.1
Per Share Data					
Earnings Per Share (a,b,c)					
Diluted	**$3.47**	$2.80	$2.41	$2.15	$2.49
Basic	**$3.53**	$2.86	$2.45	$2.20	$2.55
Cash Dividends					
Class A Common	**$0.80**	$0.64	$0.56	$0.52	$0.44
Class B Common	**$0.80**	$0.64	$0.56	$0.52	$0.44

(a) On February 16, 2011, Borders Group, Inc. ("Borders") filed a petition for reorganization relief under Chapter 11 of the U.S. Bankruptcy code. The Company recorded a $9.3 million bad debt provision ($6.0 million after taxes) or $0.10 per diluted share related to Borders in fiscal year 2011.

(b) In fiscal year 2010, the Company recognized intangible asset impairment and restructuring charges principally related to GIT Verlag, a Business-to-Business German-language controlled circulation magazine business acquired in 2002. The fiscal year 2010 charges were $15.1 million ($10.6 million after taxes) and impacted diluted earnings per share by $0.17.

(c) Tax benefits included in fiscal year results are as follows:

- **Fiscal year 2012** includes a $8.8 million tax benefit, or $0.14 per diluted share, principally associated with new tax legislation enacted in the U.K. that reduced the corporate income tax rate from 27% to 25%. The benefit recognized by the Company reflects the adjustments required to record all U.K. related deferred tax balances at the new income tax rate. Fiscal year 2012 also includes a $7.5 million tax benefit, or $0.12 per diluted share, related to the reversal of an income tax reserve recorded in conjunction with the Blackwell acquisition in fiscal year 2007.
- **Fiscal year 2011** includes a $4.2 million tax benefit, or $0.07 per diluted share, associated with new tax legislation enacted in the U.K. that reduced the corporate income tax rate from 28% to 27%.
- **Fiscal year 2008** includes a $18.7 million tax benefit, or $0.32 per diluted share, associated with new tax legislation enacted in **the** United Kingdom and Germany that reduced the corporate income tax rates from 30% to 28% and from 39% to 29%, respectively.

(d) The primary driver of the negative working capital is unearned deferred revenue related to subscriptions for which cash has been collected in advance. Cash received in advance for subscriptions is used by the Company for a number of purposes including paying down debt; funding operations; paying dividends; and purchasing treasury shares. The deferred revenue will be recognized in income as the products are shipped or made available online to the customers over the term of the subscription.

Item 7. Management's Discussion and Analysis of Business, Financial Condition and Results of Operations

The Company provides content and content-enabled digital services to customers worldwide. Core businesses produce scientific, technical, medical and scholarly journals, reference works, books, database services, and advertising; professional books, subscription products, certification and training services and online applications; and educational content and services. Education content and services includes integrated online teaching and learning resources for undergraduate and graduate students, educators, and lifelong learners worldwide as well as secondary school students in Australia. The Company takes full advantage of its content from all three core businesses in developing and cross-marketing products to its diverse customer base of researchers, professionals, students, and educators. The use of technology enables the Company to make its content efficiently more accessible to its customers around the world. The Company maintains publishing, marketing, and distribution centers in the United States, Canada, Europe, Asia, and Australia.

Business growth comes from a combination of title, imprint and business acquisitions which complement the Company's existing businesses; from the development of new products and services; from designing and implementing new methods of delivering products to our customers; and from organic growth of existing brands and titles. The Company's revenue grew at a compound annual rate of 8% over the past five years, which includes the acquisition of Blackwell Publishing (Holdings) Ltd. ("Blackwell") in February 2007.

Core Businesses

Scientific, Technical, Medical and Scholarly (STMS):

The Company is one of the leading publishers for the scientific, technical, medical and scholarly communities worldwide, including academic, corporate, government, and public libraries; researchers; scientists; clinicians; engineers and technologists; scholarly and professional societies; and students and professors. STMS products include journals, books, major reference works, databases, clinical decision support tools and laboratory manuals and workflow tools. STMS publishing areas include the physical sciences and engineering, health sciences, social science and humanities and life sciences. The Company's STMS products are sold and distributed globally, online and in print through multiple channels, including research libraries and library consortia, independent subscription agents, direct sales to professional society members, bookstores, online booksellers and other customers. Publishing centers include Australia, Germany, India, Singapore, the United Kingdom and the United States. STMS accounted for approximately 58% of total Company revenue in fiscal year 2012 and generated revenue growth at a compound annual rate of 12% over the past five years, including the February 2007 acquisition of Blackwell, a leading publisher of journals and books for the academic, research and professional markets focused on science, technology, medicine and social sciences and humanities. The graph below presents STMS revenue by product type for fiscal year 2012:


Other Income
9%
Publishing Rights
6%
Books and
Reference
Works 17%
Journal
Subscriptions
63%
Advertising 5%

Approximately 53% of journal subscription revenue is derived from publishing rights owned by the Company. Publishing alliances also play a major role in STMS's success. Approximately 47% of journal subscription revenue is derived from publication rights which are owned by professional societies and published by the Company pursuant to a long-term contract or owned jointly with a professional society. These society alliances bring mutual benefit, with the societies gaining Wiley's publishing, marketing, sales and distribution expertise, while Wiley benefits from being affiliated with prestigious societies and their members. The Company publishes the journals of many prestigious societies, including the American Cancer Society, the American Heart Association, the British Journal of Surgery Society, the Federation of European Biochemical Societies, the European Molecular Biology Organization, the American Anthropological Association and the German Chemical Society.

STMS is a provider of content and services in evidence-based medicine (EBM). Through the Company's alliance with The Cochrane Collaboration, the Company publishes *The Cochrane Library*, a premier source of high-quality independent evidence to inform healthcare decision-making, provides the foundation for the Company's growing suite of EBM products designed to improve patient healthcare. EBM facilitates the effective management of patients through clinical expertise informed by best practice evidence that is derived from medical literature.

Wiley Online Library, one of the world's broadest and deepest multidisciplinary collections of online resources covering life, health and physical sciences, social science and the humanities, was launched in August 2010. Built on the latest technology and designed with extensive input from scholars around the world, *Wiley Online Library* delivers seamless integrated access to over 5 million articles from 1,600 journals, 12,000 books, and hundreds of reference works, laboratory protocols and databases. *Wiley Online Library* provides the user with intuitive navigation, enhanced discoverability, expanded functionality and a range of personalization options. *Wiley Online Library* provides the Company with revenue opportunities, such as new applications and business models, online advertising, deeper market penetration and individual sales and pay-per-view options.

Access to *Wiley Online Library* is sold through licenses with academic and corporate libraries, consortia and other academic, government and corporate customers. The Company offers a range of licensing options including customized suites of journal publications for individual customer needs as well as subscriptions for individual journal and online book publications. Licenses are typically sold in durations of one to three years. The Company also provides fee-based access to its content through its *Article Select* and *PayPerView* programs which offer non-subscribed journal content, book chapters and major reference work articles.

Wiley Online Library takes advantage of technology to update content frequently and to add new features and resources on an ongoing basis to increase the productivity of scientists, professionals and students. Two examples are *EarlyView*, through which customers can access individual articles well in advance of print publication, and *MobileEditions*, which enables users to view tables of content and abstracts on wireless handheld devices and Web-enabled phones.

In February 2011, the Company launched *Wiley Open Access*, its new publishing program for open-access research articles. Under the *Wiley Open Access* business model, research articles submitted by authors are published and compiled in certain subject areas into open-access journals. The journal compilation is available free online to the general public on *Wiley Online Library.* A publication service fee is charged upon acceptance of a research article by the Company. The service fee may be paid by the individual author. To actively support researchers and members who wish to publish in *Wiley Open Access* journals an academic or research institution, a society or a corporation may fund the fee directly. In return for the service fee, the Company provides its customary publishing, editing, peer review and technology services. All accepted open-access articles are subject to the same rigorous peer-review process applied to the Company's subscription based journals which are supported by the Company's network of prestigious journals and societies. In addition to *Wiley Open Access*, the company provides authors with the opportunity to provide their individual research articles that are published within the Company's paid subscription journals, free through *OnlineOpen*. *OnlineOpen* articles are also available free to the general public via *Wiley Online Library*.

The Company has been focused on reducing costs associated with the STMS business to finance investments in enabling technology and new businesses. The cost savings are principally the result of increased off-shoring of certain functions and activities from high cost locations to Singapore and other countries in Asia. Significant portions of the STMS journals and books content management, customer support and central marketing functions have been off-shored. In addition to cost savings, the off-shoring of these functions has enabled the Company to focus its resources on value-added activities, such as process and service enhancements.

Professional/Trade:

The Company's Professional/Trade business acquires, develops and publishes books, workflow solutions and other information services in the subject areas of business, technology, architecture, cooking, psychology, professional education, travel, health, consumer reference and general interest. Products are developed for worldwide distribution through multiple channels, including major chains and online booksellers, independent bookstores, libraries, colleges and universities, warehouse clubs, corporations, direct marketing, and websites. The Company's Professional/Trade customers are professionals, consumers, and students worldwide. Publishing centers include Australia, Canada, Germany, India, Singapore, the United Kingdom and the United States. Professional/Trade publishing accounted for approximately 24% of total Company revenue in fiscal year 2012 and generated revenue growth at a compound annual rate of 1% over the past five years. The graph below presents P/T revenue by product type for fiscal year 2012:



Publishing Rights 5%
Other Income 5%
Advertising 1%
Journal Subscriptions 2%
Books 87%

Key revenue growth strategies of the Professional/Trade business include providing critical content and content-enabled digital services to professionals and developing its leading brands and franchises, and executing strategic acquisitions.

In February 2012, Wiley acquired Inscape Holdings, Inc. ("Inscape"), a leading provider of workplace learning solutions, for approximately $85 million in cash, net of cash acquired. The acquisition will combine Wiley's deep well of valuable content and global reach in leadership and training with Inscape's technology, distribution network, and talent expertise, including the innovative EPIC online assessment-delivery platform and an elite global authorized distributors network of nearly 1,700 independent consultants, trainers, and coaches. Inscape's solution-focused products are used in thousands of organizations, including major government agencies and

Fortune 500 companies. Inscape was generating approximately $20 million annually in revenue prior to the acquisition.

Inscape's solutions-focused DiSC® offerings complement the products published under Wiley's Pfeiffer brand, such as Kouzes and Posner's *Leadership Practices Inventory®*, in the growing workplace learning industry. Through the Pfeiffer brand, Wiley has a 40-year history of serving professional development and resource needs of learning professionals. The combined Inscape and Pfeiffer businesses will increase the Company's presence in the professional development and skill assessment arena. We believe Inscape's competitive strengths will also advance a number of P/T's major strategic goals. As a workplace learning business with more than 50% of its revenue from a proprietary digital platform, Inscape will enable Wiley to move more rapidly into digital delivery within the growing workplace learning and assessment market and build its strong position in the category of leadership development. Inscape also enhances Wiley's global presence, serving customers around the world in more than 30 languages each year, with approximately 35% of revenue generated outside the U.S through Inscape's global distributor network.

In March 2012, Wiley announced that it was exploring opportunities to sell a number of consumer print and digital publishing assets in its Professional/Trade business as they no longer align with the company's long-term strategies. Fiscal year 2012 revenue associated with the assets to be sold was approximately $80 million with a direct contribution to profit, before shared service expenses, of approximately $6 million. Assets include travel (including the well-known Frommer's brand), culinary, general interest, nautical, pets, crafts, Webster's New World, and Cliff's Notes. Wiley will re-deploy resources in its Professional/Trade business to build on its global market-leading positions in business, finance, accounting, leadership, technology, architecture, psychology, education, and through the *For Dummies* brand.

Publishing alliances and franchise products are central to the Company's strategy. The ability to bring together Wiley's product development, sales, marketing, distribution and technological capabilities with a partner's content and brand name recognition has been a driving factor in its success. Professional/Trade alliance partners include Bloomberg Press, the American Institute of Architects, the Leader to Leader Institute, Fisher Investments, the Culinary Institute of America and many others.

Growing revenue from digital products and services represents a core strategy for Professional/Trade, including increased availability of eBooks, advertising from branded websites and online tools and services.

The Company promotes an active and growing Professional/Trade custom publishing program. Custom publications are typically used by organizations for internal promotional or incentive programs. Books that are specifically written for a customer or an existing Professional/Trade publication can be customized, such as having the cover art include custom imprint, messages or slogans. Of special note are customized *For Dummies* publications, which leverage the power of this well-known brand to meet the specific information needs of a wide range of organizations around the world.

Global Education:

The Company's Global Education business publishes educational content for two and four-year colleges and universities, for-profit career colleges, advanced placement classes, as well as secondary schools in Australia. Global Education's mission is to help teachers teach and students learn. In doing so, our strategy is to provide personalized content, tools and services that deliver demonstrable results to students, faculty and institutions. Global Education offers innovative products and services principally delivered through college bookstores and online distributors, with customers having access to content in multi-media formats, as well as the traditional textbook. Global Education's cost-effective, flexible solutions are available in each of its publishing disciplines, including the sciences, engineering, mathematics, business/accounting, geography, computer science, statistics, education, culinary, hospitality, psychology and world languages.

Global Education accounted for approximately 18% of total Company revenue in fiscal year 2012 and generated revenue growth at a compound annual rate of 6% over the past five years. The graph below presents Global Education revenue by product type for fiscal year 2012:


Ebooks and Other Non-Traditional & Digital Products 19%
WileyPLUS 11%
Publishing Rights 2%
Print Books 68%

Global Education offers high-quality online learning solutions including *WileyPLUS*, it's research-based, online environment for effective teaching and learning that is integrated with a complete digital textbook. *WileyPLUS* improves student learning through instant feedback, personalized learning plans, and self-evaluation tools and a full range of course-oriented activities, including online planning, presentations, study, homework and testing. Global Education encourages and supports the customization of its content. *Wiley Custom Learning Solutions* is a full-service custom publishing program that offers an array of tools and services designed to put content creation in instructors' hands. Our suite of custom products empowers users to create high-quality, economical education solutions tailored to meet individual classroom needs. Through a custom textbook system, *Wiley Custom Select*, instructors can easily build print and digital materials tailored to their specific course needs. With *Wiley Custom Select*, instructors can also add their own content to create a customized solution derived from one or more Wiley resources.

The Company also provides the services of the Wiley Faculty Network, a global community of faculty that offers guidance, training, and resources. Through the Wiley Faculty Network, instructors and administrators can collaborate with each other, attend virtual and live events, and utilize a wealth of resources all designed to help them grow as educators. Colleagues can also benefit from taking part in the Wiley Learning Institute, an online center for professional development offering workshops, applied learning, coaching programs, and a unique community experience.

Strategic partnerships and relationships with companies such as Microsoft® and Blackboard are also an important component of Global Education's growth strategy. The ability to join Wiley's product development, sales, marketing, distribution and technology with a partner's content and/or brand name has contributed to Global Education's success.

Publishing Operations

Journal Products:

The Company publishes approximately 1,600 Scientific, Technical, Medical and Scholarly and Professional/Trade journals. Journal subscription revenue and other related publishing income, such as advertising, backfile sales, the licensing of publishing rights, journal reprints and individual article sales accounted for approximately 49% of the Company's consolidated fiscal year 2012 revenue. The journal portfolio includes titles owned by the Company, in which case they may or may not be sponsored by a professional society; titles owned jointly with a professional society; and titles owned by professional societies and published by the Company pursuant to long-term contracts.

Societies that sponsor or own such journals generally receive a royalty and/or other consideration. The Company may procure editorial services from such societies on a pre-negotiated fee basis. The Company also enters into agreements with outside independent editors of journals that state the duties of the editors, and the fees and expenses for their services. Contributors of articles to the Company's journal portfolio transfer publication rights to the Company or a professional society, as applicable. Journal articles may be based on funded research through government or charitable grants. In certain cases the terms of the grant may require the grant holder to make articles (either the published version or an earlier unedited version) available free of charge to the public, typically after an embargo period. Funded open access under the Company's *Wiley Open Access* and *OnlineOpen* business models facilitate the ability of the grant holder to comply.

The Company sells journal subscriptions directly through Company sales representatives; indirectly through independent subscription agents; through promotional campaigns; and through memberships in professional societies for those journals that are sponsored by societies. Journal subscriptions are primarily licensed through contracts for online content delivered through the Company's web-based platform, *Wiley Online Library.* Contracts are negotiated by the Company directly with customers or their subscription agents. Licenses range from one to three years in duration and typically cover calendar years.

Printed journals are generally mailed to subscribers directly from independent printers. The Company does not own or manage printing facilities. The print journal content is also available online. Subscription revenue is generally collected in advance, and deferred until the related issue is shipped or made available online at which time the revenue is earned.

Book Products:

Book products and book related publishing revenue, such as advertising revenue and the sale of publishing rights, accounted for approximately 51% of the Company's consolidated fiscal year 2012 revenue. Materials for book publications are obtained from authors throughout most of the world through the efforts of an editorial staff, outside editorial advisors, and advisory boards. Most materials originate with authors, or as a result of suggestion or solicitations by editors and advisors. The Company enters into agreements with authors that state the terms and conditions under which the materials will be published, the name in which the copyright will be registered, the basis for any royalties, and other matters. Most of the authors are compensated by royalties, which vary with the nature of the product. The Company may make advance payments against future royalties to authors of certain publications. Royalty advances are reviewed for recoverability and a reserve for loss is maintained, if appropriate.

The Company continues to add new titles, revise existing titles, and discontinue the sale of others in the normal course of its business, also creating adaptations of original content for specific markets fulfilling customer demand. The Company's general practice is to revise its textbooks every two to five years, if warranted, and to revise other titles as appropriate. Subscription-based products are updated more frequently on a regular schedule.

Professional and consumer books are sold to bookstores and online booksellers serving the general public; wholesalers who supply such bookstores; warehouse clubs; college bookstores for their non-textbook requirements; individual practitioners; and research institutions, libraries (including public, professional, academic, and other special libraries), industrial organizations, and government agencies. The Company employs sales representatives who call upon independent bookstores, national and regional chain bookstores and wholesalers. Sales of professional and consumer books also result from direct mail campaigns, telemarketing, online access, advertising and reviews in periodicals. Trade sales to bookstores and wholesalers are generally made on a returnable basis with certain restrictions. The Company provides for estimated future returns on sales made during the year principally based on historical return experience and current market trends.

Adopted textbooks, related supplementary material, and online products such as *WileyPLUS*, are sold primarily to bookstores and online booksellers, serving both for-profit and nonprofit educational institutions. The Company employs sales representatives who call on faculty responsible for selecting books to be used in courses, and on the bookstores that serve such institutions and their students. Textbook sales are generally made on a returnable basis with certain restrictions. The textbook business is seasonal, with the majority of textbook sales occurring during the June through August and November through January periods. There is an active used textbook market, which adversely affects the sale of new textbooks.

Like most other publishers, the Company generally contracts with independent printers and binderies globally for their services. The Company purchases its paper from independent suppliers and printers. The fiscal year 2012 weighted average U.S. paper prices increased approximately 1% from fiscal year 2011. Approximately 60% of the Company's paper inventory is held in the United States. Management believes that adequate printing and binding facilities, sources of paper and other required materials are available to it, and that it is not dependent upon any single supplier. Printed book products are distributed from both Company-operated warehouses and independent distributors.

The Company develops content in a digital format that can be used for online and print products, resulting in productivity and efficiency savings, as well as enabling the Company to offer customized publishing and print-on-demand products. Book content is increasingly being made available online through *Wiley Online Library*, *WileyPLUS*, *Custom Select* and other platforms, and in eBook formats through direct relationships with eBook vendors and through licenses with alliance partners. The Company also sponsors online communities of interest, both on its own and in partnership with others, to expand the market for its products.

The Company believes that the demand for new digital products and services will continue to increase. Accordingly, to properly service its customers and to remain competitive, the Company has increased its expenditures related to such new technologies and anticipates it will continue to do so for the foreseeable future.

The Company's online presence not only enables it to deliver content online, but also to sell more books. The growth of online booksellers benefits the Company because they provide unlimited virtual "shelf space" for the Company's entire backlist.

Marketing and distribution services are made available to other publishers under agency arrangements. The Company also engages in co-publishing of titles with international publishers and in publication of adaptations of works from other publishers for particular markets. The Company also receives licensing revenue from photocopies, reproductions, translations, and digital uses of its content.

Advertising Revenue:

The Company generates advertising revenue from print and online journal subscription products; controlled circulation magazines which are issued for free to a specific target audience; its online publishing platform, *Wiley Online Library*; the *Wiley Job Network*, a full service online job board that launched in fiscal year 2012; online events such as webinars and virtual conferences; community interest websites such as *spectroscopyNOW.com* and consumer brand websites like *Dummies.com*. These revenues accounted for approximately 3% of the Company's consolidated fiscal year 2012 revenue.

The *Wiley Job Network* is a new online recruitment tool that enables employers to attract talented applicants from high-caliber users in science, technology, healthcare, law, and business. Recruiters and employers who advertise jobs on the network of career sites reach a large pool of talented professionals and specialists who are regular users of *Wiley Online Library*.

Advertisements are sold by company and independent sales representatives to advertising agencies representing the Company's target customers. Typical customers include worldwide pharmaceutical companies; equipment manufacturers and distributors servicing the pharmaceutical industry; recruiters; companies servicing the travel industry and a variety of businesses targeting the Company's consumer brand customers. The Company's advertising growth strategy focuses on increasing the volume of advertising on its online publishing platform; leveraging the brand recognition of its titles and society partnerships; the development of new advertising products such as online video promotions or event sponsorship arrangements; and advertising in new and emerging technologies such as the mobile devices market (i.e. smart phone and *iPad* applications).

Global Operations

The Company's publications and services are sold throughout most of the world through operations located in Europe, Canada, Australia, Asia, and the United States. All operations market their indigenous publications, as well as publications produced by other parts of the Company. The Company also markets publications through independent agents as well as independent sales representatives in countries not served by the Company. John Wiley & Sons International Rights, Inc., a wholly owned subsidiary of the Company, sells reprint and translations rights worldwide. The Company publishes or licenses others to publish its products, which are distributed throughout the world in many languages. Approximately 50% of the Company's consolidated fiscal year 2012 revenue was billed in non-U.S. markets.

The global nature of the Company's business creates an exposure to foreign currency fluctuations relative to the U.S dollar. Each of the Company's geographic locations sells products worldwide in multiple currencies. Revenue and deferred revenue, although billed in multiple currencies are accounted for in the local currency of the selling location. Fiscal year 2012 revenue was recognized in the following currencies (on an equivalent U.S. dollar basis): approximately 54% U.S dollar; 28% British pound sterling; 8% euro and 10% other currencies.

Competition and Economic Drivers within the Publishing Industry

The sectors of the publishing and information services industry in which the Company is engaged are competitive. The principal competitive criteria for the publishing industry are considered to be the following: product quality, customer service, suitability of format and subject matter, author reputation, price, timely availability of both new titles and revisions of existing books, digital availability of published products, and timely delivery of products to customers.

The Company is in the top rank of publishers of scientific, technical, medical and scholarly journals worldwide, a leading commercial research chemistry publisher; the leading professional society journal publisher; one of the leading publishers of university and college textbooks and related materials for the "hardside" disciplines, (i.e. sciences, engineering, and mathematics), and a leading publisher in its targeted professional/trade markets. The Company knows of no reliable industry statistics that would enable it to determine its share of the various international markets in which it operates.

Performance Measurements

The Company measures its performance based upon revenue, operating income, earnings per share and cash flow, excluding unusual or one-time events, and considering worldwide and regional economic and market conditions. The Company evaluates market share statistics for publishing programs in each of its businesses. STMS uses various reports to monitor competitor performance and industry financial metrics. Specifically for STMS journal titles, the ISI Impact Factor, published periodically by the Institute for Scientific Information, is used as a key metric of a journal title's influence in scientific publishing. For Professional/Trade, the Company evaluates market share statistics periodically published by BOOKSCAN, a statistical clearinghouse for book industry point of sale data in the United States. The statistics include survey data from all major retail outlets, online booksellers, mass merchandisers, small chain and independent retail outlets. For Higher Education, the Company subscribes to Management Practices Inc., which publishes customized comparative sales reports.

Results of Operations

Throughout this report, references to amounts "excluding foreign exchange", "currency neutral" and "performance basis" exclude both foreign currency translation effects and transactional gains and losses. Foreign currency translation effects are based on the change in average exchange rates for each reporting period multiplied by the current period's volume of activity in local currency for each non-U.S. location. Unless otherwise noted, all variance explanations below are on a currency neutral basis.

Fiscal Year 2012 Summary Results

Revenue and Gross Profit:

Revenue for fiscal year 2012 increased 2% to $1,782.7 million, or 1% excluding the favorable impact of foreign exchange. On a currency neutral basis, growth in Scientific, Technical, Medical and Scholarly ("STMS") was partially offset by declines in Professional/Trade ("P/T") and Global Education ("GEd"). Gross profit margin for fiscal year 2012 of 69.5% was 40 basis points higher than prior year mainly due to increased sales of higher margin digital products in P/T and STMS, partially offset by higher composition costs in GEd to support business growth. Approximately 40% of the Company's revenue for fiscal year 2012 was generated from digital products and services, as compared to 37% in the prior year.

Operating and Administrative Expenses:

Operating and administrative expenses for fiscal year 2012 of $922.2 million were 1% higher than prior year, or flat excluding the unfavorable impact of foreign exchange. Lower employment cost ($7 million) mainly due to accrued incentive compensation; lower distribution costs ($4 million) and lower travel and advertising costs due to cost containment initiatives ($3 million); were offset by higher technology costs ($13 million); and other ($1 million), mainly higher STMS editorial costs to support business growth.

On February 16, 2011, Borders Group, Inc. ("Borders") filed a petition for reorganization relief under Chapter 11 of the U.S. Bankruptcy Code. Accordingly, in fiscal year 2011 the Company recorded a pre-tax bad debt provision of $9.3 million, or $6.0 million after tax ($0.10 per share), within the P/T reporting segment related to Borders. The provision represented the Company's outstanding receivable with Borders, net of existing reserves and recoveries. There were no additional charges or bad debt expense with respect to this customer.

Operating Income:

Operating income for fiscal year 2012 increased 13% to $280.4 million, or 6% excluding the favorable impact of foreign exchange and the prior year Borders bad debt provision mainly due to the top-line results and higher gross profit margins.

Interest Expense/Income, Foreign Exchange and Other:

Interest expense for fiscal year 2012 decreased $8.3 million to $9.0 million. Lower interest rates and lower average debt contributed approximately $4.2 million and $4.1 million to the decrease, respectively. Losses on foreign currency transactions primarily due to intercompany loans in currencies other than U.S. dollars, were $2.3 million and $2.2 million for fiscal years 2012 and 2011, respectively. Interest income and other for fiscal year 2012 increased $0.6 million to $3.0 million mainly due to a favorable copyright infringement settlement received by the Company in the current year.

Provision for Income Taxes:

The effective tax rate for fiscal year 2012 was 21.8% compared to 25.6% in the prior year. During fiscal years 2012 and 2011, the Company recorded non-cash deferred tax benefits of $8.8 million ($0.14 per share) and $4.2 million ($0.07 per share), respectively, principally associated with new tax legislation enacted in the U.K. that reduced the U.K. statutory income tax rates by 2% and 1%, respectively. The benefits recognized by the Company reflect the remeasurement of all applicable U.K. deferred tax balances to the new income tax rates as of April 1, 2012 and 2011, respectively. In addition, in fiscal year 2012 due to the expiration of the statute of limitations the Company also released an income tax reserve of approximately $7.5 million ($0.12 per share) originally recorded in conjunction with the purchase accounting for the Blackwell acquisition. Excluding the tax benefits described above, the Company's effective tax rate for fiscal year 2012 was 27.8% compared to 27.4% in the prior year. The increase was mainly due to State net operating loss benefits of $1.9 million ($0.03 per share) recognized by the Company in the prior year, partially offset by higher tax benefits on non-U.S. earnings in the current year.

Earnings Per Share:

Earnings per diluted share for fiscal years 2012 and 2011 were $3.47 and $2.80, respectively. Excluding the effects of favorable foreign exchange ($0.08), the prior year Borders bad debt provision ($0.10), the changes in fiscal year 2012 and 2011 deferred tax benefits associated with the U.K. corporate income tax rates ($0.07) and the fiscal year 2012 tax reserve release ($0.12), earnings per diluted share increased 11% or $0.30 per share.

Fiscal Year 2012 Segment Results

Scientific, Technical, Medical and Scholarly (STMS):

Dollars in thousands	**2012**	2011	% change	% change w/o FX
Journal Subscriptions	**$650,938**	$621,551	5%	2%
Books	**179,204**	175,611	2%	1%
Other Publishing Income	**210,585**	201,740	4%	3%
Total Revenue	**$1,040,727**	$998,902	4%	2%
Gross Profit	**762,300**	729,931	4%	2%
Gross Profit Margin	**73.2%**	73.1%		
Direct Expenses & Amortization	**310,026**	305,134	2%	0%
Direct Contribution to Profit	**$452,274**	$424,797	6%	4%
Direct Contribution Margin	**43.5%**	42.5%		

Revenue:

STMS revenue for fiscal year 2012 increased 4% to $1,040.7 million, or 2% excluding the favorable impact of foreign exchange. The growth was driven by journal subscriptions, books and other publishing income.

Journal Subscriptions

Journal subscription revenue for fiscal year 2012 increased 5% to $650.9 million, or 2% excluding the favorable impact of foreign exchange. The growth was mainly driven by increased subscriptions ($7 million), new society business ($4 million) and the timing of production scheduling ($2 million). As of April 30, 2012, receipts for calendar year 2012 journal subscriptions grew approximately 3% over calendar year 2011 with approximately 95% of expected calendar year 2012 subscription receipts received.

Books

Book revenue for fiscal year 2012 increased 2% to $179.2 million, or 1% excluding the favorable impact of foreign exchange. The growth was driven by higher digital reference and eBook sales ($6 million) and lower returns ($2 million), partially offset by a decline in print books ($5 million).

Other Publishing Income

Other publishing income for fiscal year 2012 of $210.6 million increased 4% over prior year, or 3% on a currency neutral basis. The improvement was driven by increased sales of rights ($5 million), journal advertising ($2 million) and pay-per-view access ($2 million), partially offset by a decline in reprints ($1 million) and backfiles ($1 million).

Total STMS Revenue by Region (on a currency neutral basis)

- *Americas* grew 3% to $392.1 million
- *EMEA* grew 1% to $580.9 million
- *Asia-Pacific* grew 4% to $67.7 million

Gross Profit:

Gross profit margin for fiscal year 2012 improved 10 basis points to 73.2%. The improvement was mainly driven by increased sales of higher margin digital products (50 basis points), partially offset by higher royalty rates (40 basis points).

Direct Expenses and Amortization:

Direct expenses and amortization of $310.0 million increased 2% from the prior year, but was flat excluding the unfavorable impact of foreign exchange. Lower accrued incentive compensation ($4 million) and lower travel and advertising costs due to cost containment initiatives ($2 million) were offset by higher editorial costs ($3 million) and additional headcount ($2 million) to support business growth; and a bad debt provision related to an outstanding receivable with a university in Iran ($1 million).

Direct Contribution to Profit:

Direct contribution to profit increased 6% to $452.3 million, or 4% excluding the favorable impact of foreign exchange. Direct contribution margin improved 100 basis points to 43.5% in fiscal year 2012. The improvement was driven by the top-line results and higher gross profit margins.

Society Partnerships

- 24 new society journals were signed with combined annual revenue of approximately $9 million
- 103 renewals/extensions were signed with approximately $45 million in combined annual revenue
- 7 journals were not renewed in fiscal year 2012 which had combined annual revenue of approximately $1 million

New Society Contracts

- *The Reading Teacher, Journal of Adolescent & Adult Literacy, and Reading Research Quarterly*, for the International Reading Association
- *TESOL Quarterly* and *TESOL Journal*, for Teachers of English to Speakers of Other Languages (TESOL)
- *The Hastings Center Report*, a leading journal in applied ethics, covering areas such as bioethics and the environment
- *Symbolic Interaction*, for the Society for the Study of Symbolic Interaction
- *International Journal of Pediatric Obesity*, for the International Association for the Study of Obesity
- *PsyCh Journal*, for the Institute of Psychology, Chinese Academy of Sciences (IPCAS), China's national psychology research institute. The journal will be the first English-language Psychology journal to appear from China.
- Four new titles added to our existing partnership with the *Policy Studies Organisation: Policy & Internet, Poverty & Public Policy, Risk, Hazards & Crisis in Public Policy*, and *World Medical & Health Policy.*
- *European Journal of Pain* for the European Federation of IASP Chapters (EFIC)
- *Pharmacotherapy*, for the American College of Clinical Pharmacists
- *Rehabilitation Nursing Journal*, for the Association of Rehabilitation Nurses (ARN)
- *British Journal of Educational Technology*, for the British Educational Research Association (BERA)
- *Oceania* and *Archaeology in Oceania*, for the University of Sydney
- *Biology of the Cell* for the French Society for Cell Biology and the French Society for Microscopy

- *Journal of the American Heart Association* for the American Heart Association – the first open access online-only journal for the AHA. The online journal has been launched on-time and on-budget. This is a new society relationship for STMS.
- *British Educational Research Journal* (BERJ) and a new-start review journal for the British Educational Research Association (BERA). BERA is the largest educational research organization outside of the U.S., with 1,800 members.
- *Obesity,* for The Obesity Society
- Journal for the Society for Information Display (SID)

Alliances

- Strategic alliance with CECity, Inc. to provide healthcare professionals with new, customized quality and learning solutions. CECity provides healthcare information technology platforms that link job performance improvement, lifelong learning, and quality reporting to drive high-quality clinical outcomes and patient care. This partnership will employ CECity's market-leading technology capabilities with Wiley's quality content to develop personalized eLearning and job performance improvement services for healthcare professionals.

Acquisitions

- In May 2012, Wiley announced the acquisition of Harlan Davidson Inc. (HDI), a small family-owned publishing company in Wheeling, IL. The acquisition builds on Wiley's existing high quality American History portfolio, and strengthens growing curriculum areas such as World History, Atlantic History and State History.

New Product and Service Launches

- In September, Wiley launched the Wiley Job Network – a new online recruitment tool that enables employers to attract talented applicants from high-caliber users in science, technology, healthcare, law, and business. Recruiters and employers who advertise jobs on our network of career sites reach a large pool of talented professionals and specialists who are regular users of one of the world's leading research platforms, *Wiley Online Library*.

Digital Update

- Digital revenue now accounts for 61% of total STMS revenue.
- The Wiley Job Network has surpassed 50,000 registered users and over 2 million job views since its launch in September.
- Total articles accessed on *Wiley Online Library* increased 26%.

STMS Journal Quality and Impact Factors

- In June, Wiley announced that the number of journal titles with an impact factor in the Thomson ISI® 2010 Journal Citation Reports increased 7% to 1,087 titles, of which 317 are ranked in the top ten. Approximately 73% of Wiley's journal portfolio has a reported impact factor. Impact Factor is a leading evaluator of journal influence and impact, as it reflects the frequency that peer-reviewed journals are cited by researchers.

Professional/Trade (P/T):

Dollars in thousands	2012	2011	% change	% change w/o FX (a)
Books	**$378,400**	$387,228	-2%	-3%
Other Publishing Income	**55,258**	49,860	11%	11%
Total Revenue	**$433,658**	$437,088	-1%	-1%
Gross Profit	**272,188**	269,112	1%	1%
Gross Profit Margin	**62.8%**	61.6%		
Direct Expenses & Amortization	**160,290**	173,616	-8%	-3%
Direct Contribution to Profit	**$111,898**	$95,496	17%	6%
Direct Contribution Margin	**25.8%**	21.8%		

(a) Adjusted to exclude a fiscal year 2011 bad debt provision of $9.3 million related to Borders from direct expenses and direct contribution.

Revenue:

P/T revenue for fiscal year 2012 declined 1% to $433.7 million. On a currency neutral basis, book revenue decreased 3% to $378.4 million, while other publishing income grew 11% to $55.3 million. The decline in book revenue was mainly driven by softness in the consumer line ($8 million), primarily cooking and travel, and declines in technology and business ($2 million). The declines in consumer, technology and business were due to the residual effects of the Borders' bankruptcy, including liquidation sales which we believe were completed by mid-September and the inclusion of sales to Borders in the prior year, combined with a weak global economy and reduced shelf-space for print titles. The growth in other publishing income reflects the incremental revenue from the Company's acquisition of Inscape on February 16, 2012 ($3 million) and increased revenue from advertising and distribution services.

Total P/T revenue by Region (on a currency neutral basis)

- *Americas* was flat at $342.8 million
- *EMEA* fell 5% to $58.6 million
- *Asia-Pacific* fell 1% to $32.3 million

Total P/T Revenue by Major Category (on a currency neutral basis)

- *Business* grew 2% to $141.6 million
- *Consumer* fell 6% to $129.2 million due in large part to Borders and the weak global economy
- *Technology* fell 1% to $87.1 million
- *Professional Education* was flat with the prior year at $28.0 million
- *Architecture* was flat with the prior year at $25.0 million
- *Psychology* declined 3% to $13.0 million

Gross Profit:

Gross profit margin for fiscal year 2012 improved 120 basis points to 62.8%. The improvement was mainly driven by increased eBook sales (70 basis points), high margin incremental revenue from the Inscape acquisition (20 basis points) and lower composition costs (30 basis points).

Direct Expenses and Amortization:

Direct expenses and amortization for fiscal year 2012 decreased 8% to $160.3 million, or 3% on a currency neutral basis and excluding the Borders bad debt provision in the prior year. The improvement was principally driven by lower sales, marketing and advertising costs due to cost containment initiatives ($2 million), a reduction in the bad debt provision for other retail accounts ($2 million) and lower accrued incentive compensation ($1 million).

Direct Contribution to Profit:

Direct contribution to profit for fiscal year 2012 increased 17% to $111.9 million, or 6% on a currency neutral basis and excluding the Borders bad debt provision in the prior year. Direct contribution margin for fiscal year 2012 was 25.8% as compared to 21.8% in the prior year. On a currency neutral basis and excluding the Borders bad debt provision in the prior year, direct contribution margin improved 180 basis points reflecting higher gross profit margins and lower direct expenses.

Alliances

Wiley (Pfeiffer) partnered with CPP, a leader in research, training, and organizational development tools for a jointly developed *Leadership Plus Report*. The product, built on the integration of Wiley's *Leadership Practices Inventory®* (LPI®) and CPP's Myers-Briggs® personality assessment, combines the LPI's in-depth view of applied leadership behavior practices through 360-degree feedback with the Myers-Briggs self-evaluation and insight into personality.

Acquisitions

In February, Wiley acquired Inscape Holdings, a leading global provider of workplace learning solutions, for approximately $85 million in cash, net of cash acquired. The acquisition will combine Wiley's reservoir of valuable content and global reach in leadership and training with Inscape's technology, distribution network, and talent expertise, including the innovative EPIC online assessment-delivery platform and an elite network of nearly 1,700 independent consultants, trainers, and coaches. Inscape was generating approximately $20 million annually in revenue prior to the acquisition. Inscape derives approximately two-thirds of its revenue from digital products and services.

Potential Consumer Divestiture

In March, Wiley announced that it intends to explore opportunities to sell a number of its consumer print and digital publishing assets as they no longer align with the company's long-term strategy. Fiscal Year 2012 revenue associated with the assets to be sold was approximately $80 million with a direct contribution to profit, before shared-service expenses, of approximately $6 million. Assets include travel (including the well-known Frommer's brand), culinary, general interest, nautical, pets, crafts, Webster's New World, and Cliff's Notes. Wiley will re-deploy resources in its Professional/Trade business to build on its global market-leading positions in business, finance, accounting, leadership, technology, architecture, psychology, education, and through the *For Dummies* brand.

Digital Update

- Digital revenue includes eBooks, online advertising, content-enabled services and content licensing.
- Digital revenue accounted for 15% of total P/T revenue, up from 10% in the prior year.

- eBook sales increased approximately 70% over prior year to approximately $40 million, or 9% of total P/T revenue. Strong eBook growth came from all accounts, notably Amazon, Barnes and Noble and Apple.

Global Education (GEd):

Dollars in thousands	**2012**	2011	% change	% change w/o FX
Print Books	**$208,682**	$211,611	-1%	-3%
Non-Traditional & Digital Content	**87,857**	83,789	5%	5%
Other Publishing Income	**11,818**	11,161	6%	1%
Total Revenue	**$308,357**	$306,561	1%	-1%
Gross Profit	**204,858**	204,465	0%	-1%
Gross Profit Margin	**66.4%**	66.7%		
Direct Expenses & Amortization	**100,614**	103,421	-3%	-4%
Direct Contribution to Profit	**$104,244**	$101,044	3%	2%
Direct Contribution Margin	**33.8%**	33.0%		

Revenue:

GEd revenue for fiscal year 2012 increased 1% to $308.4 million, but declined 1% excluding the favorable impact of foreign exchange. The decline reflects lower revenue from print books, partially offset by growth in non-traditional and digital content revenue and other publishing income.

Print Books
Print book revenue for fiscal year 2012 decreased 1% to $208.7 million, or 3% excluding the favorable impact of foreign exchange. The decline was driven by lower enrollments in for-profit institutions due to government scrutiny over recruiting practices, prior year rental stock build-up and lower demand outside the U.S.

Non-Traditional & Digital Content
Non-traditional and digital content revenue, which includes WileyPLUS, eBooks, digital content sold directly to institutions, binder editions and custom publishing, increased 5% to $87.9 million in fiscal year 2012. The growth was principally driven by increased sales of custom textbooks and eBooks, which grew 36% over prior year.

Total GEd Revenue by Region (on a currency neutral basis)

- *Americas* grew 1% to $222.0 million
- *EMEA* fell 9% to $21.1 million
- *Asia-Pacific* fell 4% to $65.3 million

Total GEd Revenue by Major Subject (on a currency neutral basis)

- *Engineering and Computer Science* fell 1% to $41.8 million
- *Science* grew 3% to $70.1 million
- *Business and Accounting* was flat with the prior year at $84.0 million
- *Social Science* declined 6% to $45.3 million
- *Math* fell 4% to $25.9 million
- *Microsoft Official Academic Couse (MOAC)* decreased 4% to $10.6 million

Gross Profit:

Gross profit margin for fiscal year 2012 declined 30 basis points to 66.4% principally due to higher composition costs.

Direct Expenses and Amortization:

Direct expenses and amortization for fiscal year 2012 decreased 3% to $100.6 million, or 4% excluding the unfavorable impact of foreign exchange. The decrease was mainly driven by lower employment costs mainly due to accrued incentive compensation ($5 million), partially offset by higher sales and marketing costs ($1 million).

Direct Contribution to Profit:

Direct contribution to profit for fiscal year 2012 increased 3% to $104.2 million, or 2% excluding the favorable impact of foreign exchange. Direct contribution margin improved 80 basis points to 33.8% in fiscal year 2012 mainly driven by lower direct expenses.

Acquisitions and Alliances

- An alliance agreement was signed with Blackboard, which will provide instructors and students with direct access to *WileyPLUS* through the Blackboard learning management system. The collaboration will provide a seamless experience between Wiley course materials and the campus environment. In addition, thirty-one institutions are evaluating a new integration for using digital learning content from Wiley with Blackboard Inc.'s learning management system (LMS). The field trial gives students and faculty access to Wiley's rich collection of learning content and tools directly within their online course environment. The field trial involves students, faculty and campus administrators across 42 courses at two and four-year higher education institutions in the U.S. and Canada. The integration is expected to be fully available globally in summer 2012. In March 2012, the Company signed a new partnership with the National Environmental Health Association (NEHA), MindLeaders, and Prometric to offer Food Safety training and certification. The three partners are leaders in their fields: NEHA is a 70-year old association of health departments, concentrating on the inspection of restaurants and foodservice operations in the area of food safety; MindLeaders is a global e-Learning company; and Prometric is a worldwide leader in testing and certification.
- Wiley acquired the newsletter National Teaching & Learning Forum (NTLF) and launched two 2012 NTLF issues on Wiley Online Library in March. The NTLF is a subscription fee-based newsletter that serves to "create a sustained and sustaining conversation about teaching and learning."

Wiley Learning Institute

In February, Wiley announced the launch of *Wiley Learning Institute*™ (www.WileyLearningInstitute.com), a new service center that provides essential knowledge, ideas, and best practices to promote professional learning for faculty and campus leaders. The online center leverages content, expertise, and resources from across Wiley's global businesses to enable them to excel in their work, fulfill the education mission of their institutions, and provide additional opportunities to enhance teaching and learning. *Wiley Learning Institute* employs the latest technologies to provide participants with interactive workshops, applied learning labs, one-on-one coaching programs, and an online, collaborative community of researchers, thought leaders, and professionals across multiple disciplines.

Digital Update

- Digital revenue now 16% of Global Education business.
- Revenue for WileyPLUS fell 2% to approximately $32 million mainly due to a sharp decline in for-profit enrolment.
- eBook sales grew 36% to approximately $17 million.

Shared Services and Administrative Costs

Shared services and administrative costs for fiscal year 2012 increased 4% to $388.0 million, or 3% excluding the unfavorable impact of foreign exchange. The increase mainly reflects higher technology costs, to support investments in digital products and infrastructure ($13 million) and higher employment costs due to new hires and merit increases ($7 million). These increases were partially offset by lower accrued incentive compensation ($6 million), lower distribution costs due to the continued migration from print to digital products ($4 million) and other ($1 million), mainly lower professional fees.

Liquidity and Capital Resources – Fiscal year 2012

The Company's cash and cash equivalents balance was $259.8 million at the end of fiscal year 2012, compared with $201.9 million a year earlier. Cash provided by operating activities in fiscal year 2012 increased $4.0 million to $379.6 million due primarily to higher net income net of non-cash charges ($35 million), mostly offset by changes in operating assets and liabilities ($24 million) and higher royalty advance payments ($7 million).

Changes in operating assets and liabilities were primarily due to lower accrued expenses ($29 million) principally accrued incentive compensation; lower Deferred Revenue ($13 million) and lower royalties payable ($7 million) due to higher royalty advance payments, partially offset by lower Accounts Receivable ($15 million) due to improved collections and higher income taxes payable ($8 million). The decrease in Deferred Revenue reflects the timing of subscription cash collections primarily due to accelerated collections in the prior year.

Cash used for investing activities for fiscal year 2012 was approximately $212.0 million compared to $113.0 million in fiscal year 2011. The Company invested $92.2 million in the acquisition of publishing businesses, assets and rights compared to $7.2 million in the prior year primarily reflecting the $85 million paid for the Inscape acquisition (See Note 4). This acquisition was funded through the use of the existing credit facility and available cash and did not have an impact on the Company's ability to meet other operating, investing and financing needs. Cash used for technology, property and equipment increased $12.9 million in fiscal year 2012 versus the prior year mainly reflecting increased investments in technology to support new products and business growth and leasehold improvements on new facilities.

Cash used in financing activities was $104.7 million in fiscal year 2012, as compared to $230.0 million in fiscal year 2011. The Company's net debt (debt less cash and cash equivalents) decreased $37.2 million from the prior fiscal year end. During fiscal year 2012, net borrowings were $20.8 million compared to net payments of $194.8 million in the prior year period. In fiscal 2012, cash was used primarily to fund the Inscape acquisition, repurchase treasury shares and pay dividends to shareholders, partially offset by proceeds on stock option exercises. In fiscal year 2012, the Company repurchased 1,864,700 shares at an average price of $46.69 compared to 577,405 shares at an average price of $48.42 in the prior year. The Company increased its quarterly dividend to shareholders by 25% to $0.20 per share in fiscal year 2012 from $0.16 per share in the prior year. Proceeds from stock option exercises decreased $12.5 million to $15.3 million in fiscal 2012.

On November 2, 2011, the Company amended and restated its existing credit facility with Bank of America - Merrill Lynch and The Royal Bank of Scotland plc as joint lead arrangers and Bank of America as administrative agent. The new agreement consists of a $700 million five-year senior revolving credit facility, which can be drawn in multiple currencies. The proceeds of the new revolving credit facility were used to pay down the Company's prior credit facility and meet seasonal operating cash requirements. The Company also has the option to request a credit limit increase of up to $250 million in minimum increments of $50 million, subject to the approval of the lenders. The amended credit agreement contains certain restrictive covenants related to the Company's consolidated leverage ratio and interest coverage ratio. Due to the fact that there are no principal payments due until the end of the amended agreement in fiscal year 2017, the Company has classified its entire debt obligation as long-term as of April 30, 2012. See Note 12 for further discussion of the debt arrangement.

The aggregate notional amount of interest rate swap agreements associated with the Term Loan and Revolving Credit Facility were $375.0 million as of April 30, 2012. It is management's intention that the notional amount of the interest rate swap be less than the Term Loan and Revolving Credit Facility outstanding during the life of the derivatives.

The Company's operating cash flow is affected by the seasonality and timing of receipts from its STMS journal subscriptions and its Global Education business. Cash receipts for calendar year STMS subscription journals occur primarily from November through March. Reference is made to the Credit Risk section, which follows, for a description of the impact on the Company as it relates to independent journal agents' financial position and liquidity. Sales primarily in the U.S. higher education market tend to be concentrated in June through August, and again in November through January. Due to this seasonality, the Company normally requires increased funds for working capital from May through September.

The Company has adequate cash and cash equivalents available, as well as short-term lines of credit to finance its short-term seasonal working capital requirements. The Company does not have any off-balance-sheet debt. Cash and Cash Equivalents held outside the U.S. were approximately $253.7 million as of April 30, 2012. The balances were comprised primarily of Euros, Pound Sterling, and Australian dollars. Maintenance of these non-U.S. dollar cash balances does not have a material impact on the liquidity or capital resources of the Company.

As of April 30, 2012, the Company had approximately $475.0 million of debt outstanding and approximately $235 million of unused borrowing capacity under the Revolving Credit Facility which is described in Note 12 and matures on November 2, 2016. We believe that our operating cash flow, together with our revolving credit facilities and other available debt financing, will be adequate to meet our operating, investing and financing needs in the foreseeable future, although there can be no assurance that continued or increased volatility in the global capital and credit markets will not impair our ability to access these markets on terms commercially acceptable to us or at all.

The primary driver of the negative working capital is unearned deferred revenue related to subscriptions for which cash has been collected in advance. Cash received in advance for subscriptions is used by the Company for a number of purposes including acquisitions; debt repayments; funding operations; dividends payments; and purchasing treasury shares. The deferred revenue will be recognized in income as the products are shipped or made available online to the customers over the term of the subscription. Current liabilities as of April 30, 2012 include $342.0 million of such deferred subscription revenue for which cash was collected in advance.

Projected capital spending for Technology, Property and Equipment and Composition for fiscal year 2013 is forecast to be approximately $85 million and $55 million, respectively, primarily to create new and enhance existing digital products and system functionality that will drive future business growth. Projected spending for author advances, which is classified as an operating activity, for fiscal year 2013 is forecast to be approximately $110 million.

As part of its routine tax audit process, the German tax authorities notified the Company in May 2012, they are challenging the Company's tax position which is further discussed in Note 19. The Company's management and its advisors believe that it is "more likely than not" to successfully defend that the tax treatment was proper and in accordance with German tax regulations. Under German tax law a company must pay all the tax contested and the related interest to have the right to defend a position challenged by authorities. As such, in June 2012, Wiley made a 24 million euro deposit with the German Government. The Company expects to deposit an estimated additional 33 million euros plus interest in future periods until the issue is resolved. The circumstances are not unique to Wiley.

Fiscal Year 2011 Summary Results

Revenue and Gross Profit:

Revenue for fiscal year 2011 increased 3% to $1,742.6 million, or 4% excluding the unfavorable impact of foreign exchange. The increase was driven by growth in all three businesses, led by strong growth in Global Education ("GEd").

Gross profit margin for fiscal year 2011 of 69.1% was 0.5% higher than prior year. The increase was driven by lower journal production costs due to off-shoring (30 basis points) and increased sales of higher margin digital products (20 basis points), including a digital backlist book license with a university consortium in Saudi Arabia.

Operating and Administrative Expenses:

Operating and administrative expenses for fiscal year 2011 of $910.8 million were 4% higher than prior year, or 5% excluding the favorable impact of foreign exchange. The increase was primarily driven by higher technology costs ($15 million) reflecting ongoing investments in digital products and infrastructure, such as WileyPLUS, eBooks, customer data/relationship management initiatives, and Wiley Online Library; higher employment costs ($8 million) due to merit increases and retirement benefits; higher journal editorial costs ($7 million); higher warehouse rent and facility costs ($6 million) and travel expenses ($3 million) to support business expansion, partially offset by lower journal distribution costs due to off-shoring and outsourcing ($3 million).

In fiscal year 2011, the Company recorded a $9.3 million bad debt provision ($0.10 per share) within the Professional/Trade reporting segment related to the Company's customer, Borders Group, Inc. ("Borders"). The provision represented the Company's outstanding receivable with Borders, net of existing reserves and expected recoveries. Borders was projected to account for 5% of fiscal year 2011 P/T sales. There were no additional charges or bad debt expense with respect to this customer.

In fiscal year 2010, the Company recognized impairment and restructuring charges of $15.1 million ($0.17 per share) within the STMS reporting segment. The charges include an $11.5 million impairment charge for GIT Verlag, a business-to-business German-language controlled circulation magazine business; a $1.6 million restructuring charge for severance-related costs to reduce certain staff levels and the number of magazines published by GIT Verlag; an impairment charge of $0.9 million for three smaller business-to-business controlled circulation advertising magazines; and a $1.1 million restructuring charge for severance costs related to the off-shoring of certain central marketing and content management activities to Singapore and other countries in Asia.

Operating Income:

Operating income for fiscal year 2011 increased 2% to $248.1 million, or 8% on a currency neutral basis. Excluding the impact of the Borders bad debt provision ($9.3 million) and the prior year impairment and restructuring charges ($15.1 million), operating income increased 6% on a currency neutral basis. Higher revenue and higher gross profit margins were partially offset by higher operating and administrative expenses to support business growth.

Interest Expense/Income, Foreign Exchange and Other:

Interest expense for fiscal year 2011 decreased $15.0 million to $17.3 million. Lower interest rates and lower average debt contributed approximately $10.0 million and $5.0 million to the decrease, respectively. Losses on foreign currency transactions for fiscal years 2011 and 2010 were $2.2 million and $10.9 million, respectively. The foreign currency transaction loss in fiscal year 2010 was principally due to the revaluation of U.S. dollar cash balances held by the Company's non-U.S. locations into the local currency of those operations. Interest income and other increased $1.6 million from the prior year, reflecting interest earned on higher average cash balances.

Provision for Income Taxes:

The effective tax rate for fiscal year 2011 was 25.6% compared to 28.3% in the prior year. During fiscal year 2011, the Company recorded a $4.2 million ($0.07 per share) non-cash deferred tax benefit associated with new tax legislation enacted in the United Kingdom ("U.K.") that reduced the U.K. statutory income tax rate from 28% to 27%. The new tax rate was effective as of April 1, 2011. The benefit recognized by the Company reflected the restatement of all applicable U.K. deferred tax balances to the new income tax rate. In fiscal year 2011, the Company also recognized state net operating loss benefits of approximately $1.9 million ($0.03 per share). The Company's effective tax rate for fiscal year 2011 excluding the tax benefits described above was 28.3%.

Earnings Per Share:

Earnings per diluted share for fiscal years 2011 and 2010 were $2.80 and $2.41, respectively. Excluding the effects of unfavorable foreign exchange transaction and translation losses ($0.07 per share), the current year Borders bad debt provision ($0.10 per share), the prior year impairment and restructuring charges ($0.17 per share) and the fiscal year 2011 deferred tax benefit associated with the change in U.K. corporate income tax rates ($0.07 per share), earnings per diluted share increased 12% on higher shares outstanding. The dilutive effect of higher shares outstanding in fiscal year 2011 was approximately $0.08 per share as compared to the prior year.

Fiscal Year 2011 Segment Results

Scientific, Technical, Medical and Scholarly (STMS):

Dollars in thousands	2011	2010	% change	% change w/o FX (a)
Journal Subscriptions	**$621,551**	$621,257	0%	4%
Books	**175,611**	163,349	8%	8%
Other Publishing Income	**201,740**	202,077	0%	1%
Total Revenue	**$998,902**	$986,683	1%	4%
Gross Profit	**729,931**	716,470	2%	5%
Gross Profit Margin	**73.1%**	72.6%		
Direct Expenses & Amortization	**305,134**	311,229	-2%	5%
Direct Contribution to Profit	**$424,797**	$405,241	5%	5%
Direct Contribution Margin	**42.5%**	41.1%		

(a) Adjusted to exclude a fiscal year 2010 impairment and restructuring charges of $15.1 million from direct expenses and direct contribution.

Revenue:

STMS revenue for fiscal year 2011 increased 1% to $998.9 million, or 4% excluding the unfavorable impact of foreign exchange. On a currency neutral basis, the growth was driven by higher journal subscription and book revenue, while other publishing income increased slightly from prior year.

Journal Subscriptions

Journal subscription revenue for fiscal year 2011 of $621.6 million was flat with the prior year, but increased 4% excluding the unfavorable impact of foreign exchange. On a currency neutral basis, the growth was driven by an increase in journal subscriptions ($18 million), new journal society business ($3 million) and the timing of journal publications ($3 million). As of April 30, 2011, receipts for calendar year 2011 journal subscriptions grew approximately 3% over calendar year 2010 with approximately 95% of expected calendar year 2011 subscription receipts received.

Books

Books revenue for fiscal year 2011 increased 8% to $175.6 million. The growth mainly reflects higher digital ($12 million) and print ($2 million) book sales. The increase in digital book revenue includes a $5 million online book license with a consortium in Saudi Arabia.

Other Publishing Income

Other publishing income for fiscal year 2011 of $201.7 million was flat with the prior year, but grew 1% excluding the unfavorable impact of foreign exchange as an increase in backfile revenue ($4 million) was partially offset by a decline in journal reprint revenue ($3 million).

Gross Profit:

Gross profit margin for fiscal year 2011 of 73.1% was 0.5% higher than the prior year. The improvement was mainly driven by lower journal production costs due to off-shoring and outsourcing.

Direct Expenses and Amortization:

Direct expenses and amortization for fiscal year 2011 decreased 2% to $305.1 million. On a currency neutral basis and excluding the $15.1 million asset impairment and restructuring charges recorded in fiscal year 2010, direct expenses and amortization increased 5%. The increase primarily reflects higher journal editorial costs to support business growth ($9 million) and higher employment costs ($2 million).

Direct Contribution to Profit:

Direct contribution to profit increased 5% to $424.8 million in fiscal year 2011, or 9% excluding the unfavorable impact of foreign exchange. Excluding foreign exchange and the prior year asset impairment and restructuring charges, direct contribution to profit increased 5%. Increased revenue and higher gross profit margins were partially offset by an increase in direct expenses as described above. Direct contribution margin improved 140 basis points to 42.5% in fiscal year 2011, or 40 basis points on a currency neutral basis and excluding the prior year asset impairment and restructuring charges principally due to improved gross profit margins.

Full Year Digital Revenue

- Digital revenue was 59% of total STMS revenue
- Digital journal revenue was 81% of total journal revenue, up from 79% a year earlier
- Digital book revenue was up 74% and accounted for 16% of total book sales

Wiley Online Library

Wiley Online Library, one of the world's broadest and deepest multidisciplinary collection of online resources covering life, health and physical sciences, social science and the humanities, was launched in August 2010. Built on the new technology and designed with extensive input from scholars around the world, *Wiley Online Library* now provides access to over 5 million articles from 1,600 journals, 12,000 books, and hundreds of reference works, laboratory protocols and databases. Key attributes:

- New revenue opportunities, including new applications and business models, online advertising, deeper penetration into markets, enhanced discoverability, and individual sales/pay-per-view
- An easy-to-use interface providing intuitive navigation and fast access to online content
- Research tools to enable the discovery of available resources and help pinpoint information
- Personalization options to keep up-to-date on the latest research with content alerts and RSS feeds and the ability to store key publications and articles for future reference
- Customizable product home pages that allow journal and society communities to highlight key features and share news and information
- Access icons that identify the content available to customers through institutional licenses, society membership and author-funded *Online Open* publication, as well as freely available content

Society Partnerships

- 37 new society journals were signed with combined annual revenue of approximately $9 million
- 100 renewals/extensions with approximately $56 million in combined annual revenue
- 4 journals were not renewed in fiscal year 2011, totalling approximately $1 million in annual revenue.

Alliances

- An agreement to co-publish a new book series on neuroendocrinology was signed with the International Neuroendocrine Federation

- An agreement signed with GeneBio for us to distribute their SmileMS mass spectrometry software which is used to identify small molecules.
- A publishing agreement was signed for a joint venture with the Society of Chemical Industry (SCI) to launch a new electronic journal entitled *Greenhouse Gases: Science and Technology*.
- A partnership with the Association of American Geographers to publish a definitive reference work for the discipline to be published online and in 15 print volumes.
- Wiley purchased the remaining 50% of the *Journal for the Theory of Social Behaviour*, which publishes original theoretical and methodological articles that examine the links between social structures and human agency embedded in behavioral practices. The journal is accessible to readers worldwide in the fields of psychology, sociology and philosophy.

New Society Journals

- Eleven journals on behalf of the British Psychological Society (BPS). The BPS is the second largest psychological society in the world with approximately 50,000 members.
- *Acta Obstetricia et Gynecologica,* on behalf of the Nordisk Förening för Obstetrik och Gynekologi (NFOG), the Nordic Federation of Societies of Obstetrics and Gynaecology
- *Journal of the European Economic Association*, on behalf of the European Economic Association (EEA). The EEA is the third highest profile economic society in the world.
- Three journals (*Journal of Wildlife Management, Wildlife Monographs* and the forthcoming re-launch of the *Wildlife Society Bulletin*) on behalf of The Wildlife Society
- *Journal of Midwifery and Women's Health* with the American College of Nurse Midwives
- *International Journal of Language and Communication Disorders* on behalf of the Royal College of Speech and Language Therapists, providing Wiley with a strong foundation in the field, opening opportunities to add content and relationships
- *International Forum of Allergy &* Rhinology for the American Rhinologic Society and the American Academy of Otolaryngic Allergy
- *Biotechnology and Applied Biochemistry* on behalf of the International Union of Biochemistry and Molecular Biology
- *European Management Review* with the European Academy of Management
- *Structural Concrete* with the International Federation for Structural Concrete
- The ten journals of the American Counseling Association. The ACA is the world's leading association for professionals in Counseling.
- *International Dental Journal,* for the FDI World Dental Federation.
- *Journal of Business Logistics,* for the Council of Supply Chain Management Professionals (CSCMP).
- *International Journal of Paediatric Obesity,* for the International Association for the Study of Obesity.
- *Journal of Creative Behavior,* for the Creative Education Foundation (CEF. Founded in 1954, the CEF is recognized as the world leader in Applied Imagination
- *Asia Pacific Journal of Human Resources*, for the Australian Human Resources Institute (AHRI). *APJHR* is the leading journal for HR professionals in Australia.

Journal Quality and Impact Factors

Wiley announced that two thirds of its journals (68.8% and 1,013 titles) have an Impact Factor according to the revised Thomson ISI® 2009 Journal Citation Reports (JCR) released in September 2010. Impact Factor is a leading evaluator of journal influence and impact, as it reflects the frequency that peer-reviewed journals are cited by researchers. Nearly a quarter of Wiley's ranked journals are in the top ten of their subject category (238 titles) while two thirds are in the top half of their category. Wiley has 37 number 1 rankings. These titles represent the highest proportion of listed journals receiving the top rank of all the major journals publishers (those publishing 100 or more titles listed in the JCR).

Professional/Trade (P/T):

Dollars in thousands	**2011**	2010	% change	% change w/o FX (a)
Books	**$387,228**	$379,934	2%	2%
Other Publishing Income	**49,860**	50,054	0%	0%
Total Revenue	**$437,088**	$429,988	2%	1%
Gross Profit	**269,112**	263,552	2%	2%
Gross Profit Margin	**61.6%**	61.3%		
Direct Expenses & Amortization	**173,616**	163,356	6%	1%
Direct Contribution to Profit	**$95,496**	$100,196	-5%	5%
Direct Contribution Margin	**21.8%**	23.3%		

(a) Adjusted to exclude fiscal year 2011 bad debt provision of $9.3 million related to Borders from direct expenses and direct contribution.

Revenue:

P/T revenue for fiscal year 2011 increased 2% to $437.0 million, or 1% excluding the favorable impact of foreign exchange. Book revenue increased 2% to $387.2 million, while other publishing income of $49.9 million was flat with the prior year. The book revenue growth was driven by higher business/finance ($13 million) and professional education ($4 million) sales, partially offset by a decline in consumer sales ($9 million) mainly due to the Borders disruption. Other publishing income, which includes the sale of publishing rights, advertising income, subscription journals and online services, was flat to prior year.

Total P/T Revenue by Category (on a currency neutral basis)

- Business grew 10%, reflecting growth in digital sales
- Consumer fell 6% due in large part to the Borders disruption
- Technology, which maintained its #1 market position, was flat with the prior year
- Professional Education grew 16% to $8 million, fueled by Doug Lemov's best seller Teach like a Champion
- Architecture, yet to rebound from the recession, was down 3%
- Psychology was up 2%

Gross Profit:

Gross profit margin for fiscal year 2011 of 61.6% was 0.3% higher than the prior year. The improvement was driven by lower inventory obsolescence provisions reflecting improved inventory management and higher eBook sales.

Direct Expenses and Amortization:

Direct expenses and amortization for fiscal year 2011 increased 6% to $173.6 million, or 1% excluding the $9.3 million Borders bad debt provision and foreign exchange.

Direct Contribution to Profit:

Direct contribution to profit for fiscal year 2011 decreased 5% to $95.5 million, or 7% excluding unfavorable foreign exchange. Excluding the $9.3 million Borders bad debt provision and foreign exchange, direct contribution to profit increased 5%. The improvement reflects the top-line results and higher gross profit margins. Direct contribution margin declined 150 basis points to 21.8% due to the Borders bad debt provision, partially offset by higher gross profit margins from increased digital revenue.

Digital Revenue

- Digital revenue for fiscal year 2011 was 10% of total P/T revenue, up from 7% in the prior year. Digital revenue includes ebooks, online advertising, and content licensing.
- eBook sales reached $23 million for fiscal year 2011, or 5% of total P/T revenue.

Alliances

- A partnership with RSMeans, a division of Reed Construction Group, to become their exclusive publisher and distributor of professional reference titles. In addition to managing their current reference collection, Wiley and RSMeans will launch a branded series of new reference titles over the next several years, primarily targeting the commercial and residential construction markets, in both print and digital formats.
- A partnership with the Tax institute at H&R Block to create exam prep product for the new Tax Preparer certification from the IRS. The program will have books/eBooks and online test bank – eventually adding a continuing professional education component.
- A partnership with the AARP to become its exclusive book publisher. The agreement will include cobranded publishing across a variety of categories, including health, personal finance, cooking, travel, and technology. The AARP has nearly 40 million members and a target audience of adults aged 50+.
- A partnership with Element K (acquired by Skillsoft Corporation in fiscal year 2012), a learning solutions and online training company in the field of IT, to produce For Dummies "E-Learning" courses. The first product launched in fiscal year 2012.

Notable New Books

Business

- *Little Book of Alternative Investments* by Ben Stein
- *What Makes Business Rock,* by former MTV Networks CEO Bill Roedy
- *Endgame* by John Mauldin
- *Debunkery* by Ken Fisher
- *The Truth About Leadership* by Jim Kouzes and Barry Posner
- *Business Model Generation: A Handbook for Visionaries, Game-Changers and Challengers* by Alexander Osterwalder

Professional Education

- *Falling Upward: A Spirituality for the Two Halves of Life* by Richard Rohr

Consumer

- Betty Crocker *Big Book of Cupcakes*
- *Unofficial Guide to Walt Disney World* Ebook
- Frommers Day by Day guides for Greece, Germany, California and Alaska
- *Facebook For Dummies, 3e*, Book + DVD Bundle by Leah Pearlman and Carolyn Abram
- *Better Homes & Gardens New Cook Book 15th Edition (Consumer - Cooking)*
- *Avec Eric* by Eric Ripert

- *ASVAB For Dummies, 3e* and *ASVAB For Dummies, Premier Edition* by Rod Powers

Technology

- *iPad For Dummies, 2nd Edition* by Ed Baig and Bob Levitus
- *CCNA: Cisco Certified Network Associate Study Guide* by Todd Lammle
- *Microsoft Data Warehouse Toolkit, 2E* by Joy Mundy, Warren Thornthwaite, with Ralph Kimball
- *Digital SLR Photography All-in-One* by David D. Busch
- *iPad All-in-One For Dummies* by Nancy Muir

Psychology

- *Disorders of Personality* by Theodore Millon
- *Handbook of Social Psychology eMRW*

Architecture

- *A Global History of Architecture, 2 e* by Frank Ching

Global Education (GEd):

Dollars in thousands	**2011**	2010	% change	% change w/o FX
Print Books	**$211,611**	$205,326	3%	1%
Non-Traditional & Digital Content	**83,789**	66,574	26%	26%
Other Publishing Income	**11,161**	10,491	6%	3%
Total Revenue	**$306,561**	$282,391	9%	7%
Gross Profit	**204,465**	185,039	11%	9%
Gross Profit Margin	**66.7%**	65.5%		
Direct Expenses & Amortization	**103,421**	98,827	5%	3%
Direct Contribution to Profit	**$101,044**	$86,212	17%	15%
Direct Contribution Margin	**33.0%**	30.5%		

Revenue

GEd revenue for fiscal year 2011 increased 9% to $306.6 million, or 7% excluding the favorable impact of foreign exchange. The improvement was driven by strong growth in Non-Traditional and Digital Content and Print Book revenue.

Print Books

Print book revenue for fiscal year 2011 increased 3% to $211.6 million, or 1% excluding the favorable impact of foreign exchange. The improvement was driven by increased student enrollment, a strong front list in the engineering/computer science and science categories and increased sales of *Windows 7* server titles.

Non-Traditional & Digital Content

Non-traditional & digital content revenue, which includes *WileyPLUS*, eBooks, digital content sold directly to institutions, binder editions and custom publishing, increased 26% to $83.8 million. The growth was driven by digital book sales ($6 million), custom publishing ($4 million), *WileyPLUS* ($3 million) and increased sales of other non-traditional content ($3 million). *WileyPLUS* revenue increased 11% to approximately $33 million. Revenue from non-traditional and digital content represents approximately 27% of total GEd revenue, as compared to 24% in the prior year.

Other Publishing Income

Other publishing income for fiscal year 2011 increased 6% to $11.2 million, or 3% excluding the favorable impact of foreign exchange mainly due to higher revenue from the sale of translation rights.

Total GEd Revenue by Region (on a currency neutral basis)

- *Americas* grew *8% to* $216.2 million
- *EMEA* grew 7% to $24.6 million
- *Asia-Pacific* grew 1% to $65.8 million

Total GEd Revenue by Subject (on a currency neutral basis)

- Engineering and Computer Science: revenue increased 21%. Textbooks driving growth include Callister: *Materials Science 8e,* Rainer: *Introduction to Information Systems 3e*, Moran: *Thermodynamics 7e*, Montgomery: *Applied Statistics 5e,* and Horstmann: *Big Java 4e* and *Java for Everyone 1e.*
- Science: revenue grew 14%. Textbooks driving growth included Halliday: *Physics 9e,* Solomons: *Organic Chemistry 10e,* Grosvenor: *Visualizing Nutrition 1e* and Hein: *Chemistry 13e.*
- Business and Accounting: revenue was flat with the prior year
- Social Science and Culinary: revenue increased 1% from prior year
- Mathematics: increased 5% over prior year
- Microsoft Official Academic Course: revenue grew 6%, reflecting growth in the Windows Server books.

Gross Profit

Gross profit margin for fiscal year 2011 of 66.7% was 120 basis points higher than prior year. The improvement was driven by increased sales of digital products (90 basis points) and lower inventory obsolescence provisions (30 basis points).

Direct Expenses and Amortization

Direct expenses and amortization for fiscal year 2011 increased 5% to $103.4 million, or 3% excluding the unfavorable impact of foreign exchange. The increase was mainly driven by higher employment costs ($4 million).

Direct Contribution to Profit

Direct contribution to profit for fiscal year 2011 increased 17% to $101.0 million, or 15% excluding the favorable impact of foreign exchange. The growth was driven by the top-line results and higher gross profit margins, partially offset by an increase in direct expenses as described above. Direct contribution margin improved 250 basis points to 33.0%, principally due to improved gross profit margins on higher digital revenue.

Digital Products

- Digital revenue accounted for 16% of Global Education business, up from 13% in fiscal year 2010.
- Fiscal year 2011 revenue of *WileyPLUS* grew 12% to $33 million, accounting for 11% of total Global Education revenue. *WileyPLUS* is an online teaching and learning environment that integrates the entire digital textbook with the most effective instructor and student resources to fit every learning style.
- *WileyPLUS* digital-only revenue (not packaged with a print textbook) grew 18% to $13 million for the 2011 fiscal year, and represented approximately 40% of total *WileyPLUS* revenue.
- In the U.S., student validation rates for *WileyPLUS* increased to 78% from approximately 73% in fiscal year 2010.

- eBook revenue grew to $13 million in fiscal year 2011.

Shared Services and Administrative Costs

Shared services and administrative costs for fiscal year 2011 increased 7% to $373.2 million, including and excluding the impact of foreign exchange. The increase was driven primarily by higher Technology costs ($23 million) reflecting ongoing investments in digital products and infrastructure, such as *WileyPLUS*, eBooks, customer data/relationship management initiatives, and *Wiley Online Library*; Distribution costs due to higher warehouse facility ($4 million) and employment costs ($2 million), partially offset by lower costs due to off-shoring ($3 million); In addition, Finance and Other Administrative costs reflect lower employment costs mainly due to lower accrued incentive compensation ($5 million) partially offset by increased legal and professional fees ($2 million).

Liquidity and Capital Resources – Fiscal year 2011

The Company's cash and cash equivalents balance was $201.9 million at the end of fiscal year 2011, compared with $153.5 million a year earlier. Cash provided by operating activities in fiscal year 2011 increased $60.6 million to $375.6 million due primarily to higher net income ($28 million), lower pension contributions ($23 million), and lower changes in operating assets and liabilities ($16 million), partially offset by other ($6 million). Pension contributions in fiscal year 2011 were $24.8 million compared to $48.1 in the prior year, of which none were discretionary in fiscal year 2011, while $31.0 million were discretionary with respect to timing in the prior year.

Changes in operating assets and liabilities were principally due to the timing of vendor payments ($28 million), higher earned royalty advances ($12 million) higher Deferred Revenue ($10 million), partially offset by higher incentive compensation payments ($17 million). The increase in Deferred Revenue reflects journal subscription growth and the timing of subscription cash collections.

Cash used for investing activities for fiscal year 2011 was approximately $113.0 million compared to $106.1 million in fiscal year 2010. The Company invested $7.1 million in the acquisition of publishing businesses, assets and rights compared to $6.4 million in the prior year. Cash used for property, equipment and technology and product development increased $6.2 million in fiscal year 2011 versus the prior year mainly reflecting increased spending on leasehold improvements and fixtures related to newly leased facilities.

Cash used in financing activities was $230.0 million in fiscal year 2011, as compared to $156.4 million in fiscal year 2010. In fiscal 2011, cash was used primarily to repay debt, pay dividends to shareholder and to repurchase treasury shares. In fiscal year 2011, the Company repurchased 577,405 shares at an average price of $48.42. In fiscal 2010, the Company did not repurchase any treasury shares in the prior period. The Company increased its quarterly dividend to shareholders by 14.3% to $0.16 per share in fiscal year 2011 from $0.14 per share in the prior year. Proceeds from stock option exercises decreased $4.9 million to $27.8 million in fiscal 2011.

The aggregate notional amount of interest rate swap agreements associated with the Term Loan and Revolving Credit Facility were $125.0 million as of April 30, 2011. It is management's intention that the notional amount of the interest rate swap be less than the Term Loan and Revolving Credit Facility outstanding during the life of the derivative.

The Company's operating cash flow is affected by the seasonality and timing of receipts from its STMS journal subscriptions and its Global Education business. Cash receipts for calendar year STMS subscription journals occur primarily from November through March. Reference is made to the Credit Risk section, which follows, for a description of the impact on the Company as it relates to independent journal agents' financial position and liquidity. Sales primarily in the U.S. higher education market tend to be concentrated in June through August, and again in November through January. Due to this seasonality, the Company normally requires increased funds for working capital from May through September.

Cash and Cash Equivalents held outside the U.S. were approximately $192.1 million as of April 30, 2011. The balances were comprised primarily of Euros, Pound Sterling, and Australian dollars. Maintenance of these non-U.S. dollar cash balances does not have a material impact on the liquidity or capital resources of the U.S. operations.

As of April 30, 2011, the Company had approximately $454.0 million of debt outstanding and approximately $697.4 million of unused borrowing capacity under the Revolving Credit Facility which is described in Note 12. The Term Loan matures on February 2, 2013 and the Revolver will terminate on February 2, 2012. We believe that our operating cash flow, together with our revolving credit facilities and other available debt financing, will be adequate to meet our operating, investing and financing needs in the foreseeable future, although there can be no assurance that continued or increased volatility in the global capital and credit markets will not impair our ability to access these markets on terms commercially acceptable to us or at all.

The Company has adequate cash and cash equivalents available, as well as short-term lines of credit to finance its short-term seasonal working capital requirements. The Company does not have any off-balance-sheet debt.

Working capital at April 30, 2011 was negative $228.9 million. The primary driver of the negative working capital is unearned deferred revenue related to subscriptions for which cash has been collected in advance. Cash received in advance for subscriptions is used by the Company to fund acquisitions; pay debt; fund operations; purchase treasury share and pay dividends. Deferred revenue will be recognized into income as the products are shipped or made available online to the customers over the term of the subscription. Current liabilities as of April 30, 2011 include $321.4 million of such deferred subscription revenue for which cash was collected in advance. Total Company cash on-hand in working capital at April 30, 2011 was $201.9 million.

Critical Accounting Policies and Estimates

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities as of the date of the financial statements, and reported amounts of revenue and expenses during the reporting period. Management continually evaluates the basis for its estimates. Actual results could differ from those estimates, which could affect the reported results. Note 2 of the "Notes to Consolidated Financial Statements" includes a summary of the significant accounting policies and methods used in preparation of our Consolidated Financial Statements. Set forth below is a discussion of the Company's more critical accounting policies and methods.

Revenue Recognition: The Company recognizes revenue when the following criteria are met: persuasive evidence that an arrangement exists; delivery has occurred or services have been rendered; the price to the customer is fixed or determinable; and collectability is reasonably assured. If all of the above criteria have been met, revenue is recognized upon shipment of products or when services have been rendered. Subscription revenue is generally collected in advance. The prepayment is deferred and recognized as earned when the related issue is shipped or made available online over the term of the subscription. Collectability is evaluated based on the amount involved, the credit history of the customer, and the status of the customer's account with the Company.

When a product is sold with multiple deliverables, the Company accounts for each deliverable within the arrangement as a separate unit of accounting due to the fact that each deliverable is also sold on a stand-alone basis. The total consideration of a multiple-element arrangement is allocated to each unit of accounting based on the price charged by the Company when it is sold separately. The Company's multiple deliverable arrangements principally include *WileyPLUS*, the online teaching and learning environment for the Company's Global Education business which also includes a complete print or digital textbook for the course, as well as negotiated licenses for bundles of electronic content available on *Wiley Online Library*, the online publishing platform for the Company's STMS business.

When the Company's electronic content is sold through a third party, the Company is generally not the primary obligor within the arrangement since it typically is not responsible for fulfilling the customer's order or handling any customer requests or claims. Accordingly, the Company will recognize revenue for the sale of its electronic content through third parties based on the amount billed to the end customer, net of any commission owed to the third party seller of the content. Revenue is also reported net of any amounts billed to customers for taxes which are remitted to government authorities.

Allowance for Doubtful Accounts: The estimated allowance for doubtful accounts is based on a review of the aging of the accounts receivable balances, historical write-off experience, credit evaluations of customers and current market conditions. A change in the evaluation of a customer's credit could affect the estimated allowance. The allowance for doubtful accounts is shown as a reduction of Accounts Receivable in the Consolidated Statements of Financial Position and amounted to $6.9 million and $19.6 million as of April 30, 2012 and 2011, respectively. The decrease was primarily due to the write-off of Borders which was provided for in fiscal year 2011 as disclosed in Note 9 of the Consolidated Financial Statements.

Sales Return Reserve: The estimated allowance for sales returns is based on a review of the historical return patterns, as well as current market trends in the businesses in which we operate. Associated with the estimated sales return reserves, the Company also includes a related reduction in inventory and royalty costs as a result of the expected returns.

Net sales return reserves amounted to $35.8 million and $48.9 million as of April 30, 2012 and 2011, respectively. The reserves are reflected in the following accounts of the Consolidated Statements of Financial Position – increase (decrease):

	2012	2011
Accounts Receivable	**$(48,612)**	$(65,664)
Inventory	**7,246**	9,485
Accounts and Royalties Payable	**(5,593)**	(7,270)
Decrease in Net Assets	**$(35,773)**	$(48,909)

The decrease in the sales return reserve was principally driven by the Company's ongoing migration to eBooks and improved ordering patterns and inventory management by the Company's customers. A one percent change in the estimated sales return rate could affect net income by approximately $3.4 million. A change in the pattern or trends in returns could affect the estimated allowance.

Reserve for Inventory Obsolescence: Inventories are carried at the lower of cost or market. A reserve for inventory obsolescence is estimated based on a review of damaged, obsolete, or otherwise unsalable inventory. The review encompasses historical unit sales trends by title; current market conditions, including estimates of customer demand compared to the number of units currently on hand; and publication revision cycles. A change in sales trends could affect the estimated reserve. The inventory obsolescence reserve is reported as a reduction of the Inventory balance in the Consolidated Statements of Financial Position and amounted to $33.9 million and $36.9 million as of April 30, 2012 and 2011, respectively.

Allocation of Acquisition Purchase Price to Assets Acquired and Liabilities Assumed: In connection with acquisitions, the Company allocates the cost of the acquisition to the assets acquired and the liabilities assumed based on the estimates of fair value for such items, including goodwill, other intangible assets and technology acquired. Such estimates include expected cash flows to be generated by those assets and the expected useful lives based on historical experience, current market trends, and synergies to be achieved from the acquisition and expected tax basis of assets acquired. For significant acquisitions, the Company uses independent appraisers to assist in the determination of such estimates.

Goodwill and Intangible Assets: Goodwill is the excess of the purchase price paid over the fair value of the net assets of the business acquired. Intangible assets principally consist of brands, trademarks, content and publication rights, customer relationships and non-compete agreements. Goodwill and indefinite-lived intangible assets are not amortized but are reviewed annually for impairment, or more frequently if events or changes in circumstances indicate the asset might be impaired. The fair values of the Company's reporting units are substantially in excess of their carrying values. Finite-lived intangible assets are amortized over their estimated useful lives. Content and publication rights, trademarks, customer relationships and brands with finite lives are amortized on a straight-line basis over periods ranging from 5 to 40 years. Non-compete agreements are amortized over the terms of the individual agreement, generally up to 5 years.

Impairment of Long-Lived Assets: Depreciable and amortizable assets are only evaluated for impairment upon a significant change in the operating or macroeconomic environment. In these circumstances, if an evaluation of projected undiscounted cash flows indicates impairment, the asset is written down to its estimated fair value based on the discounted future cash flows.

Share-Based Compensation: The Company recognizes share-based compensation expense based on the fair value of the share-based awards on the grant date, reduced by an estimate of future forfeited awards. As such, share-based compensation expense is only recognized for those awards that are expected to ultimately vest. The fair value of share-based awards is recognized in net income on a straight-line basis over the requisite service period. The grant date fair value for stock options is estimated using the Black-Scholes option-pricing model. The determination of the assumptions used in the Black-Scholes model requires the Company to make significant judgments and estimates, which include the expected life of an option, the expected volatility of the Company's Common Stock over the estimated life of the option, a risk-free interest rate and the expected dividend yield. Judgment is also required in estimating the amount of share-based awards that may be forfeited. Share-based compensation expense associated with performance-based stock awards is based on actual financial results for targets established three years in advance. The cumulative effect on current and prior periods of a change in the estimated number of performance share awards, or estimated forfeiture rate, is recognized as an adjustment to earnings in the period of the revision. If actual results differ significantly from estimates, the Company's share-based compensation expense and results of operations could be impacted.

Retirement Plans: The Company provides defined benefit pension plans for the majority of its employees worldwide. The accounting for benefit plans is highly dependent on assumptions concerning the outcome of future events and circumstances, including compensation increases, long-term return rates on pension plan assets, healthcare cost trends, discount rates and other factors. In determining such assumptions, the Company consults with outside actuaries and other advisors. The discount rates for the U.S. and Canadian pension plans are based on the derivation of a single-equivalent discount rate using a standard spot rate curve and the timing of expected payments as of the balance sheet date. The spot rate curve is based upon a portfolio of Moody's-rated Aa3 (or higher) corporate bonds. The discount rates for other non-U.S. plans are based on similar published indices with durations comparable to that of each plan's liabilities. The expected long-term rates of return on pension plan assets are estimated using market benchmarks for equities, real estate and bonds applied to each plan's target asset allocation and are estimated by asset class including an anticipated inflation rate. The expected long-term rates are then compared to the historic investment performance of the plan assets as well as future expectations and estimated through consultation with investment advisors and actuaries. Salary growth and healthcare cost trend assumptions are based on the Company's historical experience and future outlook. While the Company believes that the assumptions used in these calculations are reasonable, differences in actual experience or changes in assumptions could materially affect the expense and liabilities related to the defined benefit pension plans of the Company. A hypothetical one percent change in the discount rate would impact net income and the accrued pension liability by approximately $5.5 million and $97.3 million, respectively. A one percent change in the expected long term rate of return would affect net income by approximately $2.5 million.

Recently Issued Accounting Standards: In October 2009, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2009-13 "Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements" ("ASU 2009-13"). ASU 2009-13 addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products and services separately rather than as a combined unit. Specifically, this guidance amends the existing criteria for separating consideration received in multiple-deliverable arrangements, eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. The guidance also establishes a hierarchy for determining the selling price of a deliverable, which is based on vendor-specific objective evidence; third-party evidence; or management estimates. Expanded disclosures related to the Company's multiple-deliverable revenue arrangements are also required. The new guidance was adopted by the Company for all revenue arrangements entered into or materially modified on and after May 1, 2011 and did not have a significant impact on the Company's consolidated financial statements.

In May 2011, the FASB issued ASU 2011-04, "Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs" ("ASU 2011-04") which amends U.S. GAAP to provide common fair value measurement and disclosure requirements with International Financial Reporting Standards. The Company does not expect ASU 2011-04 to have a significant effect on its current fair value measurements within the consolidated financial statements, however, the new guidance will result in additional disclosures which will include quantitative information about the unobservable inputs used in all Level 3 fair value measurements. ASU 2011-04 will be effective for the Company as of May 1, 2012.

There have been no other new accounting standards issued that have had, or are expected to have a material impact on the Company's consolidated financial statements.

Contractual Obligations and Commercial Commitments

A summary of contractual obligations and commercial commitments, excluding unrecognized tax benefits further described in Note 11, as of April 30, 2012 is as follows (in thousands):

	Payments Due by Period				
	Total	Within Year 1	2-3 Years	4-5 Years	After 5 Years
Total Debt	$475.0	$ -	$ -	$475.0	$ -
Interest on Debt[1]	36.8	8.7	16.3	11.8	-
Non-Cancelable Leases	242.0	38.8	71.9	67.1	64.2
Minimum Royalty Obligations	235.2	52.7	82.7	58.5	41.3
Total	$989.0	$100.2	$170.9	$612.4	$105.5

[1] Interest on Debt includes the effect of the Company's interest rate swap agreements and the estimated future interest payments on the Company's unhedged variable rate debt, assuming that the interest rates as of April 30, 2012 remain constant until the maturity of the debt.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The Company is exposed to market risk primarily related to interest rates, foreign exchange, and credit risk. It is the Company's policy to monitor these exposures and to use derivative financial investments and/or insurance contracts from time to time to reduce fluctuations in earnings and cash flows when it is deemed appropriate to do so. The Company does not use derivative financial instruments for trading or speculative purposes.

Interest Rates:
The Company had approximately $475.0 million of variable rate loans outstanding at April 30, 2012, which approximated fair value. On August 19, 2010, the Company entered into an interest rate swap agreement which fixed a portion of the variable interest due on its variable rate loans outstanding. Under the terms of the agreement, the Company pays a fixed rate of 0.8% and receives a variable rate of interest based on one-month LIBOR (as defined) from the counterparty which is reset every month for a twenty-nine month period ending January 19, 2013. As of both April 30, 2012 and 2011, the notional amount of the interest rate swap was $125.0 million.

On March 30, 2012, the Company entered into an interest rate swap agreement which fixed a portion of the variable interest due on its variable rate loans outstanding. Under the terms of the agreement, the Company pays a fixed rate of 0.645% and receives a variable rate of interest based on one month LIBOR (as defined) from the counterparty which is reset every month for a three-year period ending March 31, 2015. As of April 30, 2012, the notional amount of the interest rate swap was $250.0 million.

It is management's intention that the notional amount of interest rate swaps be less than the variable rate loans outstanding during the life of the derivatives. During fiscal year 2012, the Company recognized a loss on its hedge contracts of approximately $0.8 million which is reflected in Interest Expense in the Consolidated Statements of Income. At April 30, 2012, the fair value of the outstanding interest rate swap was a net deferred loss of $1.7 million. Based on the maturity dates of the contracts, approximately $0.5 million and $1.2 million of the deferred loss as of April 30, 2012 was recorded in Other Accrued Liabilities and Other Long-Term Liabilities in the Consolidated Statements of Financial Position, respectively. On an annual basis, a hypothetical one percent change in interest rates for the $100.0 million of unhedged variable rate debt as of April 30, 2012 would affect net income and cash flow by approximately $0.6 million.

Foreign Exchange Rates:

Fluctuations in the currencies of countries where the Company operates outside the U.S. may have a significant impact on financial results. The Company is primarily exposed to movements in British pound sterling, euros, Canadian and Australian dollars, and certain Asian currencies. The Statements of Financial Position of non-U.S. business units are translated into U.S. dollars using period-end exchange rates for assets and liabilities and weighted-average exchange rates for revenues and expenses. Fiscal year 2012 revenue was recognized in the following currencies: approximately 54% U.S dollar; 28% British pound sterling; 8% euro and 10% other currencies.

Adjustments resulting from translating assets and liabilities are reported as a separate component of Accumulated Other Comprehensive Loss within Shareholders' Equity under the caption Foreign Currency Translation Adjustment. The Company also has significant investments in non-U.S. businesses that are exposed to foreign currency risk. During fiscal year 2012, the Company recorded approximately $30.2 million of currency translation losses in other comprehensive income primarily as a result of the strengthening of the U.S. dollar relative to the British pound sterling and euro.

Exchange rate gains or losses related to foreign currency transactions are recognized as transaction gains or losses in the Consolidated Statements of Income as incurred. Under certain circumstances, the Company may enter into derivative financial instruments in the form of foreign currency forward contracts to hedge against specific transactions, including intercompany purchases and loans. The Company does not use derivative financial instruments for trading or speculative purposes.

The Company may enter into forward exchange contracts to manage the Company's exposure on certain foreign currency denominated assets and liabilities. The forward exchange contracts are marked to market through Foreign Exchange Losses on the Consolidated Statements of Income, and carried at their fair value on the Consolidated Statements of Financial Position. Foreign currency denominated assets and liabilities are remeasured at spot rates in effect on the balance sheet date, with the effects of changes in spot rates reported in Foreign Exchange Losses. During fiscal years 2010 through 2012 the Company did not designate any forward exchange contracts as hedges under current accounting standards as the benefits of doing so were not material due to the short-term nature of the contracts. The fair value changes in the forward exchange contracts substantially mitigated the changes in the value of the applicable foreign currency denominated assets and liabilities. The fair values of the contracts were measured on a recurring basis using Level 2 inputs and for fiscal years 2012, 2011 and 2010 the gain/(loss) recognized was $2.4 million, $0.6 million, and ($2.0) million, respectively. As of both April 30, 2012 and 2011, the Company had settled its forward exchange contracts.

Customer Credit Risk:

In the journal publishing business, subscriptions are primarily sourced through journal subscription agents who, acting as agents for library customers, facilitate ordering by consolidating the subscription orders/billings of each subscriber with various publishers. Cash is generally collected in advance from subscribers by the subscription agents and is principally remitted to the Company between the months of November and January. Although at fiscal year-end the Company had minimal credit risk exposure to these agents, future calendar-year subscription receipts from these agents are highly dependent on their financial condition and liquidity. Subscription agents account for approximately 24% of total annual consolidated revenue and no one agent accounts for more than 10% of total annual consolidated revenue.

The Company's book business is not dependent upon a single customer; however, the industry is concentrated in national, regional, and online bookstore chains. Although no one book customer accounts for more than 10% of total consolidated revenue and 15% of accounts receivable at April 30, 2012, the top 10 book customers account for approximately 20% of total consolidated revenue and approximately 40% of accounts receivable at April 30, 2012.

The United Kingdom, the United States and Canada have imposed new sanctions following a November 8, 2011 United Nations report targeting Iran, including restrictions on financial transactions; business relationships; and prohibitions on direct and indirect trading with listed "designated persons". The European Union has also extended its existing sanctions regime. The Company has assessed its business relationship and transactions with Iran and is in compliance with the regulations. As of April 30, 2012, the Company had outstanding trade receivables with Iran of approximately $2.0 million, mainly related to book sales recognized prior to the sanctions. It is unclear at present whether these sanctions will have an effect on the recovery of this outstanding receivable.

"Safe Harbor" Statement Under the
Private Securities Litigation Reform Act of 1995

This report contains certain forward-looking statements concerning the Company's operations, performance, and financial condition. Reliance should not be placed on forward-looking statements, as actual results may differ materially from those in any forward-looking statements. Any such forward-looking statements are based upon a number of assumptions and estimates that are inherently subject to uncertainties and contingencies, many of which are beyond the control of the Company, and are subject to change based on many important factors. Such factors include, but are not limited to (i) the level of investment in new technologies and products; (ii) subscriber renewal rates for the Company's journals; (iii) the financial stability and liquidity of journal subscription agents; (iv) the consolidation of book wholesalers and retail accounts; (v) the market position and financial stability of key online retailers; (vi) the seasonal nature of the Company's educational business and the impact of the used-book market; (vii) worldwide economic and political conditions; and (viii) the Company's ability to protect its copyrights and other intellectual property worldwide (ix) other factors detailed from time to time in the Company's filings with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any such forward-looking statements to reflect subsequent events or circumstances.

Item 8. Financial Statements and Supplementary Data

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To our Shareholders
John Wiley and Sons, Inc.:

The management of John Wiley and Sons, Inc. and subsidiaries is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f).

Under the supervision and with the participation of our management, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our evaluation under the framework in *Internal Control – Integrated Framework* issued by COSO, our management concluded that our internal control over financial reporting was effective as of April 30, 2012.

Changes in Internal Control over Financial Reporting: There were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting during fiscal year 2012.

The effectiveness of our internal control over financial reporting as of April 30, 2012 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report which is included herein.

The Company's Corporate Governance Principles, Committee Charters, Business Conduct and Ethics Policy and the Code of Ethics for Senior Financial Officers are published on our web site at www.wiley.com under the "About Wiley—Investor Relations—Corporate Governance" captions. Copies are also available free of charge to shareholders on request to the Corporate Secretary, John Wiley & Sons, Inc., 111 River Street, Hoboken, NJ 07030-5774.

Stephen M. Smith
President and Chief Executive Officer

Ellis E. Cousens
Executive Vice President and
Chief Financial and Operations Officer

Edward J. Melando
Vice President, Controller and
Chief Accounting Officer

June 26, 2012

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
John Wiley & Sons, Inc.:

We have audited the accompanying consolidated statements of financial position of John Wiley & Sons, Inc. (the "Company") and subsidiaries as of April 30, 2012 and 2011, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended April 30, 2012. In connection with our audits of the consolidated financial statements, we also have audited Schedule II on Page 81 of this Form 10-K. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of John Wiley & Sons, Inc. and subsidiaries as of April 30, 2012 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended April 30, 2012, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), John Wiley & Sons, Inc.'s internal control over financial reporting as of April 30, 2012, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO)"), and our report dated June 26, 2012 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

(signed) KPMG LLP

Short Hills, New Jersey
June 26, 2012

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
John Wiley & Sons, Inc.:

We have audited John Wiley & Sons, Inc.'s internal control over financial reporting as of April 30, 2012, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). John Wiley & Sons, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, John Wiley & Sons, Inc. maintained, in all material respects, effective internal control over financial reporting as of April 30, 2012, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of John Wiley & Sons, Inc. and subsidiaries as of April 30, 2012 and 2011, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended April 30, 2012, and our report dated June 26, 2012 expressed an unqualified opinion on those consolidated financial statements.

(signed) KPMG LLP

Short Hills, New Jersey
June 26, 2012

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

John Wiley & Sons, Inc., and Subsidiaries Dollars in thousands	April 30 2012	2011
Assets:		
Current Assets		
Cash and cash equivalents	$ 259,830	$ 201,853
Accounts receivable	171,561	168,310
Inventories	101,237	106,423
Prepaid and other	41,972	50,904
Total Current Assets	574,600	527,490
Product Development Assets	108,414	109,554
Technology, Property & Equipment	187,979	165,541
Intangible Assets	915,495	932,730
Goodwill	690,619	642,898
Other Assets	55,839	51,928
Total Assets	$ 2,532,946	$ 2,430,141
Liabilities and Shareholders' Equity:		
Current Liabilities		
Accounts and royalties payable	$ 151,350	$ 155,262
Deferred revenue	342,034	321,409
Accrued employment costs	64,482	87,770
Accrued income taxes	18,812	5,924
Accrued pension liability	3,589	4,447
Other accrued liabilities	60,663	57,853
Current portion of long-term debt	-	123,700
Total Current Liabilities	640,930	756,365
Long-Term Debt	475,000	330,500
Accrued Pension Liability	145,815	91,594
Deferred Income Tax Liabilities	181,716	192,909
Other Long-Term Liabilities	71,917	80,884
Shareholders' Equity		
Preferred Stock, $1 par value: Authorized - 2 million, Issued - zero	-	-
Class A Common Stock, $1 par value: Authorized - 180 million, Issued – 69,753,370 and 69,749,275	69,753	69,749
Class B Common Stock, $1 par value: Authorized - 72 million, Issued – 13,436,892 and 13,440,987	13,437	13,441
Additional paid-in capital	271,809	247,046
Retained earnings	1,300,713	1,136,224
Accumulated other comprehensive loss:		
Foreign currency translation adjustment	(95,981)	(65,808)
Unamortized retirement costs, net of tax	(103,381)	(61,636)
Unrealized loss on interest rate swap, net of tax	(1,048)	(297)
	1,455,302	1,338,719
Less Treasury Shares At Cost (Class A – 19,771,896 and 18,577,704; Class B – 3,902,576 and 3,902,576)	(437,734)	(360,830)
Total Shareholders' Equity	1,017,568	977,889
Total Liabilities and Shareholders' Equity	$ 2,532,946	$ 2,430,141

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

John Wiley & Sons, Inc., and Subsidiaries Dollars in thousands, except per share data	For the years ended April 30 2012	2011	2010
Revenue	$ **1,782,742**	$ 1,742,551	$ 1,699,062
Costs and Expenses			
Cost of sales	**543,396**	539,043	534,001
Operating and administrative expenses	**922,177**	910,847	872,193
Additional provision for doubtful trade account	**-**	9,290	-
Impairment and restructuring charges	**-**	-	15,118
Amortization of intangibles	**36,750**	35,223	35,158
Total Costs and Expenses	**1,502,323**	1,494,403	1,456,470
Operating Income	**280,419**	248,148	242,592
Interest expense	**(9,038)**	(17,322)	(32,334)
Foreign exchange transaction losses	**(2,261)**	(2,188)	(10,883)
Interest income and other	**2,975**	2,422	834
Income Before Taxes	**272,095**	231,060	200,209
Provision for Income Taxes	**59,349**	59,171	56,666
Net Income	$ **212,746**	$ 171,889	$ 143,543
Earnings Per Share			
Diluted	$ **3.47**	$ 2.80	$ 2.41
Basic	**3.53**	2.86	2.45
Cash Dividends Per Share			
Class A Common	$ **0.80**	$ 0.64	$ 0.56
Class B Common	**0.80**	0.64	0.56
Average Shares			
Diluted	**61,272**	61,359	59,679
Basic	**60,184**	60,160	58,498

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

John Wiley & Sons, Inc., and Subsidiaries Dollars in thousands	For the years ended April 30 2012	2011	2010
Operating Activities			
Net Income	$ 212,746	$ 171,889	$ 143,543
Adjustments to reconcile net income to net cash provided by operating activities			
Amortization of intangibles	36,750	35,223	35,158
Amortization of composition costs	50,944	51,421	47,440
Depreciation of technology, property and equipment	50,397	45,862	40,281
Provisions, impairment and restructuring charges (net of tax)	-	6,039	10,631
Stock-based compensation	17,262	17,719	24,842
Excess tax benefits from stock-based compensation	(2,044)	(4,816)	(7,636)
Reserves for returns, doubtful accounts, and obsolescence	(3,736)	4,449	18,916
Deferred tax benefits on U.K. rate changes	(8,769)	(4,155)	-
Deferred income taxes	11,799	9,862	9,481
Foreign exchange transaction losses	2,261	2,188	10,883
Pension expense	20,975	25,633	20,319
Royalty advances	(108,716)	(101,702)	(103,783)
Earned royalty advances	100,639	93,016	80,993
Changes in Operating Assets and Liabilities			
Source/(Use), excluding acquisitions			
Accounts receivable	9,605	(5,584)	(9,004)
Inventories	4,467	7,453	13,960
Accounts and royalties payable	540	6,425	(15,585)
Deferred revenue	19,381	32,032	21,626
Income taxes payable	27,835	19,455	10,887
Other accrued liabilities	(37,076)	(7,810)	15,908
Pension contributions	(24,939)	(24,782)	(48,124)
Other	(673)	(4,198)	(5,730)
Cash Provided by Operating Activities	379,648	375,619	315,006
Investing Activities			
Composition spending	(52,501)	(51,471)	(51,584)
Additions to technology, property and equipment	(67,377)	(54,393)	(48,110)
Acquisitions, net of cash acquired	(92,174)	(7,166)	(6,430)
Cash Used for Investing Activities	(212,052)	(113,030)	(106,124)
Financing Activities			
Repayment of long-term debt	(888,411)	(504,800)	(951,010)
Borrowings of long-term debt	909,211	310,000	777,610
Purchase of treasury stock	(87,072)	(27,958)	-
Change in book overdrafts	(4,414)	(1,185)	9,707
Cash dividends	(48,257)	(38,764)	(32,986)
Debt financing costs	(3,119)	-	-
Proceeds from exercise of stock options and other	15,303	27,847	32,625
Excess tax benefits from stock-based compensation	2,044	4,816	7,636
Cash Used for Financing Activities	(104,715)	(230,044)	(156,418)
Effects of Exchange Rate Changes on Cash	(4,904)	15,795	(1,779)
Cash and Cash Equivalents			
Increase for year	57,977	48,340	50,685
Balance at beginning of year	201,853	153,513	102,828
Balance at end of year	259,830	201,853	153,513
Cash Paid During the Year for			
Interest	$ 7,745	$ 19,686	$ 33,186
Income taxes, net	$ 42,841	$ 37,822	$ 33,358

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

John Wiley & Sons, Inc., and Subsidiaries Dollars in thousands	Common Stock Class A	Common Stock Class B	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total Shareholder's Equity
Balance at April 30, 2009	$69,644	$13,547	$164,592	$892,542	$(368,411)	$(258,398)	$513,516
Shares Issued Under Employee Benefit Plans			(4,008)		5,166		1,158
Exercise of Stock Options, including taxes			22,892		16,189		39,081
Stock-based compensation expense			24,842				24,842
Class A Common Stock Dividends				(27,607)			(27,607)
Class B Common Stock Dividends				(5,379)			(5,379)
Other	62	(62)	2,530				2,530
Comprehensive Income (Loss):							
Net income				143,543			143,543
Foreign currency translation gain						60,292	60,292
Change in unamortized retirement costs, net of a $18,657 tax benefit						(38,975)	(38,975)
Change in unrealized loss on interest rate swap, net of a $5,685 tax provision						9,435	9,435
Total Comprehensive Income							174,295
Balance at April 30, 2010	$69,706	$13,485	$210,848	$1,003,099	$(347,056)	$(227,646)	$722,436
Shares Issued Under Employee Benefit Plans			(3,321)		4,524		1,203
Purchase of Treasury Shares					(27,958)		(27,958)
Exercise of Stock Options, including taxes			21,800		9,660		31,460
Stock-based compensation expense			17,719				17,719
Class A Common Stock Dividends				(32,648)			(32,648)
Class B Common Stock Dividends				(6,116)			(6,116)
Other	43	(44)					(1)
Comprehensive Income:							
Net income				171,889			171,889
Foreign currency translation gain						76,923	76,923
Change in unamortized retirement costs, net of a $7,490 tax provision						19,317	19,317
Change in unrealized loss on interest rate swap, net of a $2,208 tax provision						3,665	3,665
Total Comprehensive Income							271,794
Balance at April 30, 2011	$69,749	$13,441	$247,046	$1,136,224	$(360,830)	$(127,741)	$977,889
Shares Issued Under Employee Benefit Plans			**(1,622)**		**3,042**		**1,420**
Purchase of Treasury Shares					**(87,072)**		**(87,072)**
Exercise of Stock Options, including taxes			**9,123**		**7,126**		**16,249**
Stock-based compensation expense			**17,262**				**17,262**
Class A Common Stock Dividends				**(40,627)**			**(40,627)**
Class B Common Stock Dividends				**(7,630)**			**(7,630)**
Other	**4**	**(4)**					**-**
Comprehensive Income (Loss):							
Net income				**212,746**			**212,746**
Foreign currency translation loss						**(30,173)**	**(30,173)**
Change in unamortized retirement costs, net of a $18,643 tax benefit						**(41,745)**	**(41,745)**
Change in unrealized loss on interest rate swap, net of a $453 tax benefit						**(751)**	**(751)**
Total Comprehensive Income							**140,077**
Balance at April 30, 2012	**$69,753**	**$13,437**	**$271,809**	**$1,300,713**	**$(437,734)**	**$(200,410)**	**$1,017,568**

The accompanying notes are an integral part of the consolidated financial statements.

Notes to Consolidated Financial Statements

Note 1 – Description of Business

The Company, founded in 1807, was incorporated in the state of New York on January 15, 1904. As used herein the term "Company" means John Wiley & Sons, Inc., and its subsidiaries and affiliated companies, unless the context indicates otherwise.

The Company provides content and content-enabled digital services to customers worldwide. Core businesses produce scientific, technical, medical and scholarly journals, reference works, books, database services, and advertising; professional books, subscription products, certification and training services and online applications; and educational content and services. Education content and services includes integrated online teaching and learning resources for undergraduate and graduate students, educators, and lifelong learners worldwide as well as secondary school students in Australia. The Company takes full advantage of its content from all three core businesses in developing and cross-marketing products to its diverse customer base of researchers, professionals, students, and educators. The use of technology enables the Company to make its content efficiently more accessible to its customers around the world. The Company maintains publishing, marketing, and distribution centers in the United States, Canada, Europe, Asia, and Australia.

Note 2 - Summary of Significant Accounting Policies

Principles of Consolidation: The consolidated financial statements include the accounts of the Company. Investments in entities in which the Company has at least a 20%, but less than a majority interest, are accounted for using the equity method of accounting. Investments in entities in which the Company has less than a 20% ownership and in which it does not exercise significant influence are accounted for using the cost method of accounting. All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates: The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications: Certain prior year amounts have been reclassified to conform to the current year's presentation.

Book Overdrafts: Under the Company's cash management system, a book overdraft balance exists for the Company's primary disbursement accounts. This overdraft represents uncleared checks in excess of cash balances in individual bank accounts. The Company's funds are transferred from other existing bank account balances or from lines of credit as needed to fund checks presented for payment. As of April 30, 2012 and April 30, 2011, book overdrafts of $35.6 million and $40.0 million, respectively, were included in Accounts and Royalties Payable in the Consolidated Statements of Financial Position.

Revenue Recognition: The Company recognizes revenue when the following criteria are met: persuasive evidence that an arrangement exists; delivery has occurred or services have been rendered; the price to the customer is fixed or determinable; and collectability is reasonably assured. If all of the above criteria have been met, revenue is recognized upon shipment of products or when services have been rendered. Subscription revenue is generally collected in advance. The prepayment is deferred and recognized as earned when the related issue is shipped or made available online over the term of the subscription. Collectability is evaluated based on the amount involved, the credit history of the customer, and the status of the customer's account with the Company.

When a product is sold with multiple deliverables, the Company accounts for each deliverable within the arrangement as a separate unit of accounting due to the fact that each deliverable is also sold on a stand-alone basis. The total consideration of a multiple-element arrangement is allocated to each unit of accounting based on the price charged by the Company when it is sold separately. The Company's multiple deliverable arrangements principally include *WileyPLUS*, the online teaching and learning environment for the Company's Global Education business which also includes a complete print or digital textbook for the course, as well as negotiated licenses for bundles of electronic content available on *Wiley Online Library*, the online publishing platform for the Company's STMS business.

When the Company's electronic content is sold through a third party, the Company is generally not the primary obligor within the arrangement since it typically is not responsible for fulfilling the customer's order or handling any customer requests or claims. Accordingly, the Company will recognize revenue for the sale of its electronic content through third parties based on the amount billed to the end customer, net of any commission owed to the third party seller of the content. Revenue is also reported net of any amounts billed to customers for taxes which are remitted to government authorities.

Cash Equivalents: Cash equivalents consist of highly liquid investments with an original maturity of three months or less and are stated at cost plus accrued interest, which approximates market value.

Allowance for Doubtful Accounts: The estimated allowance for doubtful accounts is based on a review of the aging of the accounts receivable balances, historical write-off experience, credit evaluations of customers and current market conditions. A change in the evaluation of a customer's credit could affect the estimated allowance. The allowance for doubtful accounts is shown as a reduction of Accounts Receivable in the Consolidated Statements of Financial Position and amounted to $6.9 million and $19.6 million as of April 30, 2012 and 2011, respectively. The decrease was primarily due to the write-off of the Borders accounts receivable which was provided for in fiscal year 2011 as disclosed in Note 9.

Sales Return Reserves: The process which the Company uses to determine its sales returns and the related reserve provision charged against revenue is based on applying an estimated return rate to current year sales. This rate is based upon an analysis of actual historical return experience in the various markets and geographic regions in which the Company does business. The Company collects, maintains and analyzes significant amounts of sales returns data for large volumes of homogeneous transactions. This allows the Company to make reasonable estimates of the amount of future returns. All available data is utilized to identify the returns by market and as to which fiscal year the sales returns apply. This enables management to track the returns in detail and identify and react to trends occurring in the marketplace, with the objective of being able to make the most informed judgments possible in setting reserve rates. Associated with the estimated sales return reserves, the Company also includes a related reduction in inventory and royalty costs as a result of the expected returns.

Net sales return reserves amounted to $35.8 million and $48.9 million as of April 30, 2012 and 2011, respectively. The reserves are reflected in the following accounts of the Consolidated Statements of Financial Position – increase (decrease):

	2012	2011
Accounts Receivable	**$(48,612)**	$(65,664)
Inventory	**7,246**	9,485
Accounts and Royalties Payable	**(5,593)**	(7,270)
Decrease in Net Assets	**$(35,773)**	$(48,909)

The decrease in the sales return reserve was principally driven by the Company's ongoing migration to eBooks, the elimination of the high return Borders account and inventory management by the Company's customers.

Inventories: Inventories are carried at the lower of cost or market. U.S. book inventories aggregating $60.7 million and $60.1 million at April 30, 2012 and 2011, respectively, are valued using the last-in, first-out (LIFO) method. All other inventories are valued using the first-in, first-out (FIFO) method.

Reserve for Inventory Obsolescence: A reserve for inventory obsolescence is estimated based on a review of damaged, obsolete, or otherwise unsalable inventory. The review encompasses historical unit sales trends by title; current market conditions, including estimates of customer demand compared to the number of units currently on hand; and publication revision cycles. The inventory obsolescence reserve is reported as a reduction of the Inventory balance in the Consolidated Statements of Financial Position and amounted to $33.9 million and $36.9 million as of April 30, 2012 and 2011, respectively.

Product Development Assets: Product development assets consist of composition costs and royalty advances. Costs associated with developing a publication are expensed until the product is determined to be commercially viable. Composition costs represent the costs incurred to bring an edited commercial manuscript to publication, which include typesetting, proofreading, design, illustration costs, and digital formatting. Composition costs are capitalized and are generally amortized on a double-declining basis over their estimated useful lives, ranging from 1 to 3 years. Royalty advances are capitalized and, upon publication, are recovered as royalties earned based on sales of the published works. Royalty advances are reviewed for recoverability and a reserve for loss is maintained, if appropriate.

Shipping and Handling Costs: Costs incurred for shipping and handling are reflected in the Operating and Administrative Expenses line item in the Consolidated Statements of Income. The Company incurred $50.4 million, $52.5 million and $55.6 million in shipping and handling costs in fiscal years 2012, 2011 and 2010, respectively.

Advertising Expense: Advertising costs are expensed as incurred. The Company incurred $24.3 million, $27.1 million and $26.0 million in advertising costs in fiscal years 2012, 2011 and 2010, respectively.

Technology, Property and Equipment: Technology, property and equipment is recorded at cost. Major renewals and improvements are capitalized, while maintenance and repairs are expensed as incurred.

Technology, property and equipment is depreciated using the straight-line method based upon the following estimated useful lives: Buildings and Leasehold Improvements – the lessor of the estimated useful life of the asset up to 40 years or the duration of the lease; Furniture and Fixtures - 3 to 10 years; Computer Hardware and Software - 3 to 10 years.

Costs incurred for computer software developed or obtained for internal use are capitalized during the application development stage and expensed as incurred during the preliminary project and post-implementation stages. Costs incurred during the application development stage include costs of materials and services, and payroll and payroll-related costs for employees who are directly associated with the software project. Such costs are amortized over the expected useful life of the related software which is generally 3 to 6 years. Maintenance, training, and upgrade costs that do not result in additional functionality are expensed as incurred.

Allocation of Acquisition Purchase Price to Assets Acquired and Liabilities Assumed: In connection with acquisitions, the Company allocates the cost of the acquisition to the assets acquired and the liabilities assumed based on the estimates of fair value for such items, including goodwill, other intangible assets and technology acquired. Such estimates include discounted estimated cash flows to be generated by those assets and the expected useful lives based on historical experience, current market trends, and synergies to be achieved from the acquisition and the expected tax basis of assets acquired. The Company may use an independent appraiser to assist in the determination of such estimates.

Goodwill and Intangible Assets: Goodwill is the excess of the purchase price paid over the fair value of the net assets of the business acquired. Intangible assets principally consist of brands, trademarks, content and publication rights, customer relationships and non-compete agreements. Goodwill and indefinite-lived intangible assets are not amortized but are reviewed annually for impairment, or more frequently if events or changes in circumstances indicate the asset might be impaired. The Company evaluates the recoverability of indefinite-lived intangible assets by comparing the fair value of the intangible asset to its carrying value.

To evaluate the recoverability of goodwill, the Company uses a two-step impairment test approach at the reporting unit level. In the first step, the estimated fair value of the entire reporting unit is compared to its carrying value including goodwill. If the fair value of the reporting unit is less than the carrying value, a second step is performed to determine the charge for goodwill impairment. In the second step, the Company determines an implied fair value of the reporting unit's goodwill by determining the fair value of the individual assets and liabilities (including any previous unrecognized intangible assets) of the reporting unit other than goodwill. The resulting implied fair value of the goodwill is compared to the carrying amount and an impairment charge is recognized for the difference.

Finite-lived intangible assets are amortized over their estimated useful lives. The most significant factors in determining the estimated life of these intangibles is the history and longevity of the brands, trademarks and content and publication rights acquired, combined with the strength of cash flows. Content and publishing rights that have an indefinite life are typically characterized by intellectual property with a long and well-established revenue stream resulting from strong and well-established imprint/brand recognition in the market. Content and publication rights, trademarks, customer relationships and brands with finite lives are amortized on a straight-line basis over periods ranging from 5 to 40 years. Non-compete agreements are amortized over the terms of the individual agreement, generally up to 5 years.

Intangible assets with finite lives are amortized on a straight line basis over the following weighted average estimated useful lives: acquired publishing rights – 36 years; customer relationships – 20 years; brands and trademarks – 11 years; non-compete agreements – 3 years.

Impairment of Long-Lived Assets: Assets with finite lives are only evaluated for impairment upon a significant change in the operating or macroeconomic environment. In these circumstances, if an evaluation of the projected undiscounted cash flows indicates impairment, the asset is written down to its estimated fair value based on the discounted future cash flows.

Derivative Financial Instruments: The Company, from time to time, enters into forward exchange and interest rate swap contracts as a hedge against foreign currency asset and liability commitments, changes in interest rates and anticipated transaction exposures, including intercompany purchases. The Company's derivatives are recognized as assets or liabilities and measured at fair value. Derivatives that are not determined to be effective hedges are adjusted to fair value with a corresponding charge to earnings. The Company does not use financial instruments for trading or speculative purposes.

Foreign Currency Gains/Losses: The Company maintains operations in many non-U.S. locations. Assets and liabilities are translated into U.S. dollars using end of period exchange rates and revenues and expense are translated into U.S. dollars using weighted average rates. Foreign currency translation adjustments are accumulated and reported as a separate component of Accumulated Other Comprehensive Loss within Shareholders' Equity. The Company's significant investments in non-U.S. businesses are exposed to foreign currency risk. During fiscal year 2012, the Company recorded $30.2 million of foreign currency translation losses primarily due to the strengthening of the U.S. dollar relative to the British pound sterling and euro. Foreign currency transaction gains or losses are recognized in the Consolidated Statements of Income as incurred.

Share-Based Compensation: The Company recognizes share-based compensation expense based on the fair value of the share-based awards on the grant date, reduced by an estimate for future forfeited awards. As such, share-based compensation expense is only recognized for those awards that are expected to ultimately vest. The fair value of share-based awards is recognized in net income on a straight-line basis over the requisite service period. Share-based compensation expense associated with performance-based stock awards is based on actual financial results for targets established three years in advance. The cumulative effect on current and prior periods of a change in the estimated number of performance share awards, or estimated forfeiture rate, is recognized as an adjustment to earnings in the period of the revision.

Recently Issued Accounting Standards: In October 2009, the FASB issued ASU 2009-13 "Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements" ("ASU 2009-13"). ASU 2009-13 addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products and services separately rather than as a combined unit. Specifically, this guidance amends the existing criteria for separating consideration received in multiple-deliverable arrangements, eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. The guidance also establishes a hierarchy for determining the selling price of a deliverable, which is based on vendor-specific objective evidence; third-party evidence; or management estimates. Expanded disclosures related to the Company's multiple-deliverable revenue arrangements are also required. The new guidance was adopted by the Company for all revenue arrangements entered into or materially modified on and after May 1, 2011 and did not have a significant impact on the Company's consolidated financial statements.

In May 2011, the FASB issued ASU 2011-04, "Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs" ("ASU 2011-04") which amends U.S. GAAP to provide common fair value measurement and disclosure requirements with International Financial Reporting Standards. The Company does not expect ASU 2011-04 to have a significant effect on its current fair value measurements within the consolidated financial statements, however, the new guidance will result in additional disclosures which will include quantitative information about the unobservable inputs used in all Level 3 fair value measurements. ASU 2011-04 will be effective for the Company as of May 1, 2012.

There have been no other new accounting standards issued that have had, or are expected to have a material impact on the Company's consolidated financial statements.

Note 3 – Reconciliation of Weighted Average Shares Outstanding

A reconciliation of the shares used in the computation of earnings per share for the years ended April 30 follows (in thousands):

	2012	2011	2010
Weighted Average Shares Outstanding	**60,387**	60,515	58,897
Less: Unearned Restricted Shares	**(203)**	(355)	(399)
Shares Used for Basic Earnings Per Share	**60,184**	60,160	58,498
Dilutive Effect of Stock Options and Other Stock Awards	**1,088**	1,199	1,181
Shares Used for Diluted Earnings Per Share	**61,272**	61,359	59,679

For the years ended April 30, 2012, 2011, and 2010, options to purchase Class A Common Stock of 1,655,362, 411,372 and 1,714,089 respectively, have been excluded from the shares used for diluted earnings per share as their inclusion would have been antidilutive. In addition, for the years ended April 30, 2012, 2011 and 2010, unearned restricted shares of 10,000; 1,500 and 14,128 have been excluded as their inclusion would have been antidilutive.

Note 4 – Inscape Acquisition

On February 16, 2012, the Company acquired all of the stock of Inscape Holdings, Inc. ("Inscape") for approximately $85 million in cash, net of cash acquired. Inscape is a leading provider of workplace learning solutions, including DiSC®-based assessments and training products, that develop critical interpersonal business skills. The acquisition will enable Wiley's Professional/Trade business to capitalize on both companies' content, assets, and relationships, enhance its global reach, and move more rapidly into digital delivery within the growing workplace learning and assessment market. Inscape was generating approximately $20 million annually in revenue prior to the acquisition. The purchase price of $85 million was allocated $56.8 million to Goodwill, $43.9 million to identifiable long-lived assets comprised primarily of customer relationships, content, technology and trademarks, with the remainder allocated to deferred tax liabilities and working capital. The customer relationships, content, technology and trademarks are being amortized over a weighted average estimated useful life of approximately 15 years. Unaudited pro forma financial information has not been presented since the effects of acquisitions were not material on either an individual or aggregate basis. The purchase accounting was substantially completed as of April 30, 2012. The Company does not anticipate any significant adjustments to finalize the purchase accounting.

Note 5 – Inventories

Inventories at April 30 were as follows (in thousands):

	2012	2011
Finished Goods	**$86,954**	$87,080
Work-in-Process	**6,487**	7,850
Paper, Cloth, and Other	**8,072**	7,940
	101,513	102,870
Inventory Value of Estimated Sales Returns	**7,246**	9,485
LIFO Reserve	**(7,522)**	(5,932)
Total Inventories	**$101,237**	$106,423

See Note 2, Summary of Significant Accounting Policies - Sales Return Reserves for a discussion of Inventory Value From Estimated Returns.

Note 6 – Product Development Assets

Product development assets consisted of the following at April 30 (in thousands):

	2012	2011
Composition Costs	**$54,844**	$54,162
Royalty Advances	**53,570**	55,392
Total	**$108,414**	$109,554

Composition costs are net of accumulated amortization of $178.2 million and $160.8 million as of April 30, 2012 and 2011, respectively.

Note 7 – Technology, Property and Equipment

Technology, property and equipment consisted of the following at April 30 (in thousands):

	2012	2011
Capitalized Software and Computer Hardware	**$379,034**	$331,387
Buildings and Leasehold Improvements	**98,635**	95,537
Furniture, Fixtures and Warehouse Equipment	**82,678**	76,167
Land and Land Improvements	**4,187**	4,360
	564,534	507,451
Accumulated Depreciation/Amortization	**(376,555)**	(341,910)
Total	**$187,979**	$165,541

The net book value of capitalized software costs was $88.9 million and $69.9 million as of April 30, 2012 and 2011, respectively. Depreciation/Amortization expense recognized in 2012, 2011, and 2010 for capitalized software costs was approximately $26.0 million, $22.6 million and $18.4 million, respectively.

Note 8 - Goodwill and Intangible Assets

The following table summarizes the activity in goodwill by segment as of April 30 (in thousands):

	2011	Acquisitions	Foreign Translation Adjustment	2012
STMS	$483,433	$ -	$(8,856)	**$474,577**
P/T	159,465	56,847	(270)	**216,042**
Total	$642,898	$56,847	$(9,126)	**$690,619**

The goodwill acquired relates to the Company's acquisition of Inscape as discussed in Note 4.

Intangible assets as of April 30 were as follows (in thousands):

	2012		2011	
	Cost	**Accumulated Amortization**	Cost	Accumulated Amortization
Intangible Assets with Determinable Lives				
Content and Publishing Rights	**$794,986**	**$(227,934)**	$779,135	$(195,586)
Brands & Trademarks	**22,374**	**(8,401)**	18,814	(6,944)
Covenants not to Compete	**790**	**(484)**	350	(297)
Customer Relationships	**83,477**	**(17,240)**	64,129	(13,972)
	901,627	**(254,059)**	862,428	(216,799)
Intangible Assets with Indefinite Lives				
Content and Publishing Rights	**102,031**	**-**	111,908	-
Brands & Trademarks	**165,896**	**-**	175,193	-
	$1,169,554	**$(254,059)**	$1,149,529	$(216,799)

The change in intangible assets at April 30, 2012 compared to April 30, 2011 is primarily due to the Inscape acquisition described in Note 4, foreign exchange translation and amortization expense.

Based on the current amount of intangible assets subject to amortization and assuming current exchange rates, the estimated amortization expense for each of the succeeding five fiscal years are as follows: 2013 - $40.7 million; 2014 - $38.0 million; 2015 - $32.0 million; 2016 - $30.6 million and 2017 – $29.4 million.

Note 9 - Additional Provision for Doubtful Trade Account

In fiscal year 2011, the Company recorded a pre-tax bad debt provision of $9.3 million, or $6.0 million after-tax ($0.10 per diluted share), related to the Company's customer, Borders Group, Inc. ("Borders"). The net charge was reflected in the Additional Provision for Doubtful Trade Account line item in the Consolidated Statements of Income and represented the difference between the Company's outstanding receivable with Borders, net of existing reserves and recoveries. There were no additional charges or bad debt expense with respect to this customer. On February 16, 2011, Borders filed a petition for reorganization relief under Chapter 11 of the U.S. Bankruptcy code.

Note 10 - Impairment and Restructuring Charges

In fiscal year 2010, the Company recognized intangible asset impairment and restructuring charges of $15.1 million, or $10.6 million after-tax ($0.17 per diluted share), which is reflected in the Impairment and Restructuring Charges line item in the Consolidated Statements of Income and described in more detail below.

Impairment Charges

GIT Verlag, a business-to-business German-language controlled circulation magazine business, was acquired by the Company in 2002. As part of a strategic review of certain non-core businesses within the STMS reporting segment, the Company considered alternatives for GIT Verlag during fiscal year 2010 due to the economic outlook for the print advertising business in German language publishing. As a result of the review, the Company performed an impairment test on the intangible assets related to GIT Verlag which resulted in an $11.5 million pre-tax impairment charge in fiscal year 2010. This impairment charge reduced the carrying value of the content and publication rights of GIT Verlag, which was classified as an indefinite-lived intangible asset, to its fair value of $7.7 million. Concurrent with the strategic review and impairment, the Company classified the remaining content and publication rights as a finite-lived intangible asset which is being amortized over a 10 year period. The Company also identified a similar decline in the economic outlook for three smaller business-to-business controlled circulation advertising magazines. An impairment test on the intangible assets associated with those magazines resulted in an additional $0.9 million pre-tax impairment charge in fiscal year 2010 that reduced the intangible assets carrying values of these magazines to their fair value of $0.5 million. No further impairment provision was required.

Restructuring Charges

After considering a number of strategic alternatives for the GIT Verlag business, the Company implemented a restructuring plan in fiscal year 2010 to reduce certain staff levels and the number of magazines published. As a result, the Company recorded a pre-tax restructuring charge of approximately $1.6 million within the STMS reporting segment in fiscal year 2010 for GIT Verlag severance costs. The Company also recorded severance costs of approximately $1.1 million related to the off-shoring and outsourcing of certain central marketing and content management activities to Singapore and other countries in Asia. There were no additional restructuring charges related to these programs and all severance payments were substantially completed in fiscal year 2011.

Note 11 - Income Taxes

The provision for income taxes for the years ending April 30 were as follows (in thousands):

	2012	**2011**	**2010**
Current Provision			
US – Federal	**$11,253**	$15,563	$19,976
International	**43,017**	35,913	25,460
State and Local	**2,049**	1,988	1,749
Total Current Provision	**$56,319**	$53,464	$47,185
Deferred Provision (Benefit)			
US – Federal	**$9,736**	$6,164	$5,536
International	**(7,820)**	2,040	3,286
State and Local	**1,114**	(2,497)	659
Total Deferred Provision	**$3,030**	$5,707	$9,481
Total Provision	**$59,349**	$59,171	$56,666

International and United States pretax income for the years ending April 30 were as follows (in thousands):

	2012	**2011**	**2010**
International	**$171,315**	$162,767	$133,088
United States	**100,780**	68,293	67,121
Total	**$272,095**	$231,060	$200,209

The Company's effective income tax rate as a percentage of pretax income differed from the U.S. federal statutory rate as shown below:

	2012	2011	2010
U.S. Federal Statutory Rate	**35.0%**	35.0%	35.0%
State Income Taxes, Net of U.S. Federal Tax Benefit	**0.8**	(0.1)	0.8
Benefit from Lower Taxes on Non-US Income	**(6.8)**	(7.6)	(8.9)
Deferred Tax Benefit From Statutory Tax Rate Change	**(3.2)**	(1.8)	-
Tax Adjustments	**(4.0)**	(0.9)	-
Other	**-**	1.0	1.4
Effective Income Tax Rate	**21.8%**	25.6%	28.3%

Deferred Tax Benefit from Statutory Tax Rate Change: In fiscal years 2012 and 2011, the Company recognized non-cash deferred tax benefits of $8.8 million ($0.14 per diluted share) and $4.2 million ($0.07 per diluted share), respectfully, principally associated with new tax legislation enacted in the United Kingdom ("U.K.") that reduced the U.K. statutory income tax rates by 2% and 1%, respectively. The benefits reflect the remeasurement of all applicable U.K deferred tax balances to the new income tax rates as of April 1, 2012 and 2011, respectively.

Tax Adjustments: In fiscal years 2012 and 2011, the Company recorded tax benefits of $10.9 million and $2.0 million, respectively, related to the expiration of the statute of limitations and favorable resolutions of certain federal, state and foreign tax matters with tax authorities. Fiscal year 2012 includes the release of a $7.5 million income tax reserve that was originally recorded in conjunction with the purchase accounting for the Blackwell acquisition.

Accounting for Uncertainty in Income Taxes:

As of April 30, 2012 and April 30, 2011, the total amount of unrecognized tax benefits were $24.3 million and $38.1 million, respectively, of which $3.0 million and $6.2 million represented accruals for interest and penalties recorded as additional tax expense in accordance with the Company's accounting policy. Within the income tax provision for fiscal years 2012 and 2011, the Company recorded net interest income/(expense) and penalties on the unrecognized and recognized tax benefits of $1.6 million and ($0.8) million, respectively. As of April 30, 2012 and April 30, 2011, the total amount of unrecognized tax benefits that, if recognized, would reduce the Company's income tax provision were approximately $22.6 million and $35.0 million, respectively. The Company does not expect any significant changes to the unrecognized tax benefits within the next 12 months.

A reconciliation of the unrecognized tax benefits included within the Other Long-Term Liabilities line item in the Consolidated Statements of Financial Position are as follows (in thousands):

	2012	2011
Balance at May 1st	**$38,100**	$37,612
Additions for Current Year Tax Positions	**375**	459
Additions for Prior Year Tax Positions	**1,105**	1,224
Reductions for Prior Year Tax Positions	**(1,521)**	(2,381)
Foreign Translation Adjustment	**(1,681)**	1,653
Reductions for Lapse of Statute of Limitations	**(12,126)**	(467)
Balance at April 30th	**$24,252**	$38,100

Tax Audits:

The Company files income tax returns in the U.S. and various states and non-U.S. tax jurisdictions. The Company's major taxing jurisdictions include the United States, the United Kingdom and Germany. Other than the Company's German subsidiaries, the Company is no longer subject to income tax examinations for years prior to fiscal year 2009 in the major jurisdictions in which the Company is subject to tax. The Company completed the U.S. audit for fiscal years 2006 through 2009 resulting in minimal adjustments principally related to temporary differences.

The Company completed the German tax audit for fiscal years 2003 through 2007 and audits have commenced for fiscal years 2008 and 2009. The German tax authorities notified the Company in May 2012 that they are challenging the Company's tax position with respect to the step up of the tax deductible basis for the Company's German-related assets that occurred in fiscal year 2003 and the corresponding amortization claimed as a tax benefit. The Company's management and its advisors believe that it is "more likely than not" to successfully defend that the tax treatment was proper and in accordance with German tax regulations. See Note 19 "Subsequent Event" for further information.

Deferred Taxes:

Deferred taxes result from temporary differences in the recognition of revenue and expense for tax and financial reporting purposes. It is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets. The significant components of deferred tax assets and liabilities at April 30 were as follows (in thousands):

	2012	2011
Inventory	**$7,185**	$5,921
Intangible and Fixed Assets	**276,035**	267,570
Total Deferred Tax Liabilities	**$283,220**	$273,491
Net Operating Losses	**$6,297**	$6,970
Reserve for Sales Returns and Doubtful Accounts	**5,577**	7,054
Accrued Expenses	**6,157**	9,599
Accrued Employee Compensation	**30,946**	30,300
Retirement and Post-Employment Benefits	**48,188**	28,069
Total Deferred Tax Assets	**$97,165**	$81,992
Net Deferred Tax Liabilities	**$186,055**	$191,499

Pretax earnings of a non-U.S. subsidiary or affiliate are subject to U.S. taxation when repatriated. The Company intends to reinvest earnings outside the U.S. except in instances where repatriating such earnings would result in no additional tax. Accordingly, the Company has not recognized U.S. tax expense on non-U.S. earnings. At April 30, 2012, the accumulated undistributed earnings of non-U.S. subsidiaries approximated $432 million. It is not practical to determine the U.S. income tax liability that would be payable if such earnings were not indefinitely reinvested.

Note 12 - Debt and Available Credit Facilities

Outstanding debt and available credit facilities consisted of the following as of April 30 (in thousands):

	2012	2011
Revolving Credit Facility	**$475,000**	$11,200
Term Loan	**-**	443,000
Total Debt	**475,000**	454,200
Less: Current Portion	**-**	(123,700)
Total Long-Term Debt	**$475,000**	$330,500

On November 2, 2011, the Company amended and restated its existing credit facility with Bank of America - Merrill Lynch and The Royal Bank of Scotland plc as joint lead arrangers and Bank of America as administrative agent. The new agreement consists of a $700 million five-year senior revolving credit facility, which can be drawn in multiple currencies. The proceeds of the new revolving credit facility were used to pay down the Company's prior credit facility and meet seasonal operating cash requirements. The Company has the option of borrowing at the following floating interest rates: (i) at a rate based on the London Interbank Offered Rate ("LIBOR") plus an applicable margin ranging from 1.05% to 1.65%, depending on the Company's consolidated leverage ratio, as defined, or (ii) for U.S. dollar-denominated loans only, at the lender's base rate plus an applicable margin ranging from zero to 0.65%, depending on the Company's consolidated leverage ratio. The lender's base rate is defined as the highest of (i) the U.S. federal funds effective rate plus a 0.50% margin, (ii) the Eurocurrency rate, as defined, plus a 1.00% margin, or (iii) the Bank of America prime lending rate. In addition, the Company will pay a facility fee ranging from 0.20% to 0.35% depending on the Company's consolidated leverage ratio. The Company also has the option to request a credit limit increase of up to $250 million in minimum increments of $50 million, subject to the approval of the lenders. The amended credit agreement contains certain restrictive covenants related to the Company's consolidated leverage ratio and interest coverage ratio, which the Company was in compliance with as of April 30, 2012. Due to the fact that there are no principal payments due until the end of the amended agreement in fiscal year 2017, the Company has classified its entire debt obligation as long-term as of April 30, 2012.

The Company and its subsidiaries have other short-term lines of credit aggregating $9.7 million at various interest rates. No borrowings under the credit lines were outstanding as of April 30, 2012 or 2011. The Company's total available lines of credit as of April 30, 2012 were approximately $710 million, of which approximately $235 million was unused. The weighted average interest rates on long-term debt outstanding during fiscal years 2012 and 2011 were 1.60% and 2.46%, respectively. As of April 30, 2012 and 2011, the weighted average interest rates for the long-term debt were 2.01% and 1.21%, respectively. Based on estimates of interest rates currently available to the Company for loans with similar terms and maturities, the fair value of the Company's long-term debt approximates its carrying value.

Note 13 – Derivative Instruments and Hedging Activities

The Company, from time-to-time, enters into forward exchange and interest rate swap contracts as a hedge against foreign currency asset and liability commitments, changes in interest rates and anticipated transaction exposures, including intercompany purchases. All derivatives are recognized as assets or liabilities and measured at fair value. Derivatives that are not determined to be effective hedges are adjusted to fair value with a corresponding adjustment to earnings. The Company does not use financial instruments for trading or speculative purposes.

Interest Rate Contracts:

The Company had approximately $475.0 million of variable rate loans outstanding at April 30, 2012, which approximated fair value. As of April 30, 2012, the Company maintained two interest rate swap agreements that were designated as fully effective cash flow hedges as defined under Accounting Standards Codification ("ASC") 815 "Derivatives and Hedging." The Company also maintained two additional interest rate swap agreements that expired during fiscal year 2011 which were also designated as fully effective cash flow hedges. As a result, there was no impact on the Company's Consolidated Statements of Income for changes in the fair value of the interest rate swaps. Under ASC 815, fully effective derivative instruments that are designated as cash flow hedges have changes in their fair value recorded initially within Accumulated Other Comprehensive Loss in the Consolidated Statements of Financial Position. As interest expense is recognized based on the variable rate loan agreements, the corresponding deferred gain or loss on the interest rate swaps is reclassified from Accumulated Other Comprehensive Loss to Interest Expense in the Consolidated Statements of Income. It is management's intention that the notional amount of interest rate swaps be less than the variable rate loans outstanding during the life of the derivatives.

On February 16, 2007, the Company entered into an interest rate swap agreement which fixed variable interest due on a portion of its term loan ("Term Loan"). Under the terms of the agreement, the Company paid a fixed rate of 5.076% and received a variable rate of interest based on three month LIBOR (as defined) from the counterparty which was reset every three months for a four-year period ending February 8, 2011, the date that the swap expired.

On October 19, 2007, the Company entered into an interest rate swap agreement which fixed a portion of the variable interest due on its revolving credit facility ("Revolving Credit Facility"). Under the terms of this interest rate swap, the Company paid a fixed rate of 4.60% and received a variable rate of interest based on three month LIBOR (as defined) from the counterparty which was reset every three months for a three-year period. This interest rate swap expired on August 8, 2010.

On August 19, 2010, the Company entered into an interest rate swap agreement which fixed a portion of the variable interest due on its variable rate loans outstanding. Under the terms of the agreement, the Company pays a fixed rate of 0.8% and receives a variable rate of interest based on one-month LIBOR (as defined) from the counterparty which is reset every month for a twenty-nine month period ending January 19, 2013. As of both April 30, 2012 and 2011, the notional amount of the interest rate swap was $125.0 million.

On March 30, 2012, the Company entered into an interest rate swap agreement which fixed a portion of the variable interest due on its variable rate loans outstanding. Under the terms of the agreement, the Company pays a fixed rate of 0.645% and receives a variable rate of interest based on one month LIBOR (as defined) from the counterparty which is reset every month for a three-year period ending March 31, 2015. As of April 30, 2012, the notional amount of the interest rate swap was $250.0 million.

The Company records the fair value of its interest rate swaps on a recurring basis using Level 2 inputs of quoted prices for similar assets or liabilities in active markets. The fair value of the interest rate swaps as of April 30, 2012 and 2011 was a net deferred loss of $1.7 million and $0.5 million, respectively. Based on the maturity dates of the contracts, approximately $0.5 million and $1.2 million of the deferred loss as of April 30, 2012 was recorded in Other Accrued Liabilities and Other Long-Term Liabilities in the Consolidated Statements of Financial Position, respectively. As of April 30, 2011, the entire deferred loss was recorded in Other Long-Term Liabilities. Net losses that were reclassified from Accumulated Other Comprehensive Loss into Interest Expense for fiscal years 2012, 2011 and 2010 were $0.8 million, $9.1 million and $20.4 million, respectively. Based on the amount in Accumulated Other Comprehensive Loss at April 30, 2012, approximately $1.4 million, net of tax, of unrecognized loss would be reclassified into net income in the next twelve months.

Foreign Currency Contracts:

The Company may enter into forward exchange contracts to manage the Company's exposure on certain foreign currency denominated assets and liabilities. The forward exchange contracts are marked to market through Foreign Exchange Losses on the Consolidated Statements of Income, and carried at their fair value on the Consolidated Statements of Financial Position. Foreign currency denominated assets and liabilities are remeasured at spot rates in effect on the balance sheet date, with the effects of changes in spot rates reported in Foreign Exchange Losses. During fiscal years 2010 through 2012 the Company did not designate any forward exchange contracts as hedges under current accounting standards as the benefits of doing so were not material due to the short-term nature of the contracts. The fair value changes in the forward exchange contracts substantially mitigated the changes in the value of the applicable foreign currency denominated assets and liabilities. The fair values of the contracts were measured on a recurring basis using Level 2 inputs and for fiscal years 2012, 2011 and 2010 the gain/(loss) recognized was $2.4 million, $0.6 million, and ($2.0 million), respectively. As of both April 30, 2012 and 2011, the Company had settled its forward exchange contracts.

Note 14 - Commitments and Contingencies

The following schedule shows the composition of rent expense for operating leases (in thousands):

	2012	2011	2010
Minimum Rental	**$43,620**	$39,676	$37,261
Less: Sublease Rentals	**(501)**	(665)	(1,709)
Total	**$43,119**	$39,011	$35,552

Future minimum payments under operating leases were $242.0 million at April 30, 2012. Annual minimum payments under these leases for fiscal years 2013 through 2017 are approximately $38.8 million, $36.4 million, $35.4 million, $34.7 million, and $32.4 million, respectively. Rent expense associated with operating leases that include scheduled rent increases and tenant incentives, such as rent holidays or leasehold improvement allowances, are recorded on a straight-line basis over the term of the lease.

The Company is involved in routine litigation in the ordinary course of its business. In the opinion of management, the ultimate resolution of all pending litigation will not have a material effect upon the financial condition or results of operations of the Company.

Note 15 - Retirement Plans

The Company and its principal subsidiaries have contributory and noncontributory retirement plans that cover substantially all employees. The plans generally provide for employee retirement between the ages of 60 and 65, and benefits based on length of service and compensation, as defined.

The Company recognizes the overfunded or underfunded status of defined benefit postretirement plans, measured as the difference between the fair value of plan assets and the projected benefit obligation, in the Consolidated Statements of Financial Position. The change in the funded status of the plan is recognized within Accumulated Other Comprehensive Loss in the Consolidated Statements of Financial Position. Plan assets and obligations are measured as of the Company's balance sheet date.

The amounts in Accumulated Other Comprehensive Loss that are expected to be recognized as components of net periodic benefit cost during the next fiscal year are as follows (in thousands):

	United States	Non-U.S.	Total
Actuarial Loss	$5,128	$3,995	$9,123
Prior Service Cost	854	126	980
Total	$5,982	$4,121	$10,103

The Company has agreements with certain officers and senior management that provide for the payment of supplemental retirement benefits after the termination of employment for 10 years or in a lifetime annuity. Under certain circumstances, including a change of control as defined, the payment of such amounts could be accelerated on a present value basis.

The components of net pension expense for the defined benefit plans and the weighted-average assumptions were as follows (in thousands):

	2012		2011		2010	
	U.S.	**Non-U.S.**	U.S.	Non-U.S.	U.S.	Non-U.S.
Service Cost	**$9,951**	**$6,062**	$9,591	$6,681	$6,451	$4,644
Interest Cost	**12,042**	**15,862**	10,758	16,118	10,033	14,022
Expected Return on Plan Assets	**(11,679)**	**(17,412)**	(10,118)	(15,542)	(7,424)	(12,044)
Net Amortization of Prior Service Cost and Transition Asset	**902**	**133**	770	117	638	223
Recognized Net Actuarial Loss	**4,444**	**670**	4,343	2,915	2,377	1,399
Net Pension Expense	**$15,660**	**$5,315**	$15,344	$10,289	$12,075	$8,244
Discount Rate	**5.7%**	**5.6%**	5.9%	5.7%	7.5%	6.9%
Rate of Compensation Increase	**4.0%**	**4.4%**	4.0%	4.6%	4.0%	4.2%
Expected Return on Plan Assets	**8.0%**	**6.8%**	8.5%	6.8%	8.7%	6.8%

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the retirement plans with accumulated benefit obligations in excess of plan assets were and $563.4 million, $532.2 million and $419.4 million, respectively, as of April 30, 2012 and $234.4 million, $220.2 million, and $144.9 million, respectively, as of April 30, 2011.

The following table sets forth the changes in and the status of the plans' assets and benefit obligations:

Dollars in thousands	2012		2011	
CHANGE IN PLAN ASSETS	**U.S.**	**Non-U.S.**	U.S.	Non-U.S.
Fair Value of Plan Assets, Beginning of Year	**$144,887**	**$268,268**	$119,301	$223,396
Actual Return on Plan Assets	**9,676**	**8,033**	19,409	19,369
Employer Contributions	**15,656**	**9,283**	12,606	12,176
Employees' Contributions	**-**	**1,937**	-	1,960
Benefits Paid	**(9,823)**	**(11,556)**	(6,429)	(6,619)
Foreign Currency Rate Changes	**-**	**(5,636)**	-	17,986
Fair Value, End of Year	**$160,396**	**$270,329**	$144,887	$268,268
CHANGE IN PROJECTED BENEFIT OBLIGATION				
Benefit Obligation, Beginning of Year	**$(208,969)**	**$(300,178)**	$(182,064)	$(282,119)
Service Cost	**(9,951)**	**(6,062)**	(9,591)	(6,681)
Interest Cost	**(12,042)**	**(15,862)**	(10,758)	(16,118)
Employee Contributions	**-**	**(1,937)**	-	(1,960)
Actuarial Gain (Loss)	**(30,980)**	**(21,846)**	(11,615)	21,329
Benefits Paid	**9,823**	**11,556**	6,429	6,619
Foreign Currency Rate Changes	**-**	**7,900**	-	(21,151)
Amendments and Other	**(1,280)**	**(301)**	(1,370)	(97)
Benefit Obligation, End of Year	**$(253,399)**	**$(326,730)**	$(208,969)	$(300,178)
Funded Status	**$(93,003)**	**$(56,401)**	$(64,082)	$(31,910)
AMOUNTS RECOGNIZED IN THE STATEMENT OF FINANCIAL POSITION:				
Deferred Pension Asset	**$ -**	**$ -**	$ -	$ 49
Current Pension Liability	**(2,524)**	**(1,065)**	(3,241)	(1,206)
Noncurrent Pension Liability	**(90,479)**	**(55,336)**	(60,841)	(30,753)
Net Amount Recognized in Statement of Financial Position	**$(93,003)**	**$(56,401)**	$(64,082)	$(31,910)
AMOUNTS RECOGNIZED IN ACCUMULATED OTHER COMPREHENSIVE INCOME CONSIST OF (before tax)				
Net Actuarial Loss	**$(82,301)**	**$(65,859)**	$(53,758)	$(35,840)
Prior Service Cost	**(3,062)**	**(1,185)**	(2,684)	(1,120)
Total Accumulated Other Comprehensive Loss	**$(85,363)**	**$(67,044)**	$(56,442)	$(36,960)
Change in Accumulated Other Comprehensive Loss	**$(28,921)**	**$(30,084)**	$1,380	$25,042
WEIGHTED AVERAGE ASSUMPTIONS USED IN DETERMINING ASSETS AND LIABILITIES				
Discount Rate	**4.7%**	**5.0%**	5.7%	5.6%
Rate of Compensation Increase	**3.1%**	**3.4%**	4.0%	4.4%
Accumulated Benefit Obligations	**$(242,780)**	**$(299,947)**	$(196,316)	$(276,045)

Basis for determining discount rate:

The discount rates for the United States and Canadian pension plans were based on the derivation of a single-equivalent discount rate using a standard spot rate curve and the timing of expected benefit payments as of April 30, 2012. The spot rate curve used is based upon a portfolio of Moody's-rated Aa3 (or higher) corporate bonds. The discount rates for the other international plans were based on similar published indices with durations comparable to that of each plan's liabilities.

Basis for determining the expected asset return:

The expected long-term rates of return were estimated using market benchmarks for equities, real estate, and bonds applied to each plan's target asset allocation and are estimated by asset class including an anticipated inflation rate. The expected long-term rates are then compared to the historic investment performance of the plan assets as well as future expectations and estimated through consultation with investment advisors and actuaries.

Pension plan assets/investments:

The investment guidelines for the defined benefit pension plans are established based upon an evaluation of market conditions, plan liabilities, cash requirements for benefit payments, and tolerance for risk. Investment guidelines include the use of actively and passively managed securities. The investment objective is to ensure that funds are available to meet the plan's benefit obligations when they are due. The investment strategy is to invest in high quality and diversified equity and debt securities to achieve our long-term expectation. The plans' risk management practices provide guidance to the investment managers, including guidelines for asset concentration, credit rating and liquidity. Asset allocation favors a balanced portfolio, with a target allocation of approximately 54% equity securities, 43% fixed income securities and cash, and 3% real estate. Due to volatility in the market, the target allocation is not always desirable and asset allocations will fluctuate between acceptable ranges of plus or minus 5%. The Company regularly reviews the investment allocations and periodically rebalances investments to the target allocations. The Company categorizes its pension assets into three levels based upon the assumptions (inputs) used to price the assets. Level 1 provides the most reliable measure of fair value, whereas Level 3 generally requires significant management judgment. The three levels are defined as follows:

- Level 1: Unadjusted quoted prices in active markets for identical assets.
- Level 2: Observable inputs other than those included in Level 1. For example, quoted prices for similar assets in active markets or quoted prices for identical assets in inactive markets.
- Level 3: Unobservable inputs reflecting assumptions about the inputs used in pricing the asset.

The Company did not maintain any level 3 assets during fiscal years 2012 and 2011. The following tables set forth, by level within the fair value hierarchy, pension plan assets at their fair value as of April 30 (in thousands):

	2012			2011		
	Level 1	**Level 2**	**Total**	**Level 1**	**Level 2**	**Total**
U.S. Plan Assets						
Equity Securities:						
U.S. Commingled Funds	**$ -**	**$68,750**	**$68,750**	$ -	$56,937	$56,937
Non-U.S. Commingled Funds	**-**	**29,208**	**29,208**	-	30,632	30,632
Fixed Income Commingled Funds	**-**	**51,630**	**51,630**	-	47,825	47,825
Real Estate	**-**	**10,808**	**10,808**	-	9,493	9,493
Total U.S. Plan Assets	**$ -**	**$160,396**	**$160,396**	$ -	$144,887	$144,887
Non-U.S. Plan Assets						
Equity Securities:						
U.S. Equities	**$14,720**	**$14,556**	**$29,276**	$12,500	$14,635	$27,135
Non-U.S. Equities	**13,856**	**71,851**	**85,707**	17,798	74,850	92,648
Balanced Managed Funds	**9,761**	**1,542**	**11,303**	9,471	1,532	11,003
Fixed Income Securities:						
Government/Sovereign Securities	**15,738**	**32,937**	**48,675**	14,416	28,090	42,506
Fixed Income Funds	**17,483**	**51,922**	**69,405**	18,046	51,372	69,418
Other:						
Real Estate/Other	**3,027**	**12,586**	**15,613**	3,866	11,329	15,195
Cash and Cash Equivalents	**10,350**	**-**	**10,350**	10,363	-	10,363
Total Non-U.S. Plan Assets	**$84,935**	**$185,394**	**$270,329**	$86,460	$181,808	$268,268
Total Plan Assets	**$84,935**	**$345,790**	**$430,725**	$86,460	$326,695	$413,155

Expected employer contributions to the defined benefit pension plans in fiscal year 2013 will be approximately $20.8 million, including $8.7 million of minimum amounts required for the Company's non-U.S. plans. From time to time, the Company may elect to make voluntary contributions to its defined benefit plans to improve their funded status.

Benefit payments from all plans are expected to approximate $14.7 million in fiscal year 2013, $17.6 million in fiscal year 2014, $18.4 million in fiscal year 2015, $20.4 million in fiscal year 2016, $21.6 million in fiscal year 2017 and $132.1 million for fiscal years 2018 through 2022.

The Company provides contributory life insurance and health care benefits, subject to certain dollar limitations for substantially all of its eligible retired U.S. employees. The cost of such benefits is expensed over the years the employee renders service and is not funded in advance. The accumulated post-retirement benefit obligation recognized in the Consolidated Statements of Financial Position as of April 30, 2012 and 2011 was $5.7 million and $4.4 million, respectively. Annual expenses for these plans for fiscal years 2012, 2011 and 2010 were $0.7 million, $0.6 million and $0.5 million, respectively.

The Company has defined contribution savings plans. The Company contribution is based on employee contributions and the level of Company match. The expense for these plans amounted to approximately $9.1 million, $8.5 million and $8.4 million in fiscal years 2012, 2011, and 2010, respectively.

Note 16 – Stock-Based Compensation

All equity compensation plans have been approved by security holders. At the meeting of shareholders held in September 2009, shareholders approved the 2009 Key Employee Stock Plan ("the Plan"). Under the Plan, qualified employees are eligible to receive awards that may include stock options, performance-based stock awards and other restricted stock awards. Under the Plan, a maximum number of 8,000,000 shares of Company Class A stock may be issued. As of April 30, 2012, there were approximately 6,599,328 securities remaining available for future issuance under the Plan. The Company issues treasury shares to fund awards issued under the Plan.

Stock Option Activity:

Under the terms of the Company's stock option plan, the exercise price of stock options granted may not be less than 100% of the fair market value of the stock at the date of grant. Options are exercisable over a maximum period of 10 years from the date of grant and generally vest 50% on the fourth and fifth anniversary date after the award is granted. Under certain circumstances relating to a change of control, as defined, the right to exercise options outstanding could be accelerated.

The following table provides the estimated weighted average fair value for options granted each period using the Black-Scholes option-pricing model and the significant weighted average assumptions used in their determination. The expected life represents an estimate of the period of time stock options will be outstanding based on the historical exercise behavior of option recipients. The risk-free interest rate is based on the corresponding U.S. Treasury yield curve in effect at the time of the grant. The expected volatility is based on the historical volatility of the Company's Common Stock price over the estimated life of the option while, the dividend yield is based on the expected dividend payments to be made by the Company.

	For the Twelve Months Ending April 30,		
	2012	2011	2010
Fair Value of Options on Grant Date	**$14.11**	$11.97	$11.32
Weighted Average assumptions:			
Expected Life of Options (years)	**7.3**	7.7	7.8
Risk-Free Interest Rate	**2.3%**	2.7%	3.3%
Expected Volatility	**29.0%**	28.9%	29.9%
Expected Dividend Yield	**1.6%**	1.6%	1.6%
Fair Value of Common Stock on Grant Date	**$49.55**	$40.02	$35.04

A summary of the activity and status of the Company's stock option plans follows:

Stock Options	2012 Options (in 000's)	2012 Weighted Average Exercise Price	2012 Weighted Average Remaining Term (in years)	2012 Average Intrinsic Value (in millions)	2011 Options (in 000's)	2011 Weighted Average Exercise Price	2010 Options (in 000's)	2010 Weighted Average Exercise Price
Outstanding at Beginning of Year	**4,258**	**$38.52**			4,987	$36.51	5,722	$34.05
Granted	**411**	**$49.55**			413	$40.02	695	$35.04
Exercised	**(539)**	**$29.97**			(1,133)	$30.23	(1,407)	$25.74
Expired or Forfeited	**-**	**-**			(9)	$32.54	(23)	$40.37
Outstanding at End of Year	**4,130**	**$40.74**	**4.5**	**$23.7**	4,258	$38.52	4,987	$36.51
Exercisable at End of Year	**2,301**	**$40.08**	**2.9**	**$14.5**	2,218	$35.40	2,513	$31.47
Vested and Expected to Vest in the Future at April 30, 2012	**3,992**	**$40.82**	**4.5**	**$22.6**				

The intrinsic value is the difference between the Company's common stock price and the option grant price. The total intrinsic value of options exercised during fiscal years 2012, 2011 and 2010 was $8.2 million, $23.5 million and $22.9 million, respectively. The total grant date fair value of stock options vested during fiscal year 2012 was $10.5 million.

As of April 30, 2012, there was $5.7 million of unrecognized share-based compensation expense related to stock options, which is expected to be recognized over a period up to 5 years, or 2.2 years on a weighted average basis.

The following table summarizes information about stock options outstanding and exercisable at April 30, 2012:

Range of Exercise Prices	Options Outstanding: Number of Options (in 000's)	Options Outstanding: Weighted Average Remaining Term (in years)	Options Outstanding: Weighted Average Exercise Price	Options Exercisable: Number of Options (in 000's)	Options Exercisable: Weighted Average Exercise Price
$21.44 to $25.32	125	1.0	25.21	125	$25.21
$31.89 to $38.55	1,939	3.6	35.36	1,246	$35.54
$40.02 to $49.55	2,066	5.5	46.72	930	$48.15
Total/Average	4,130	4.5	40.74	2,301	$40.08

Performance-Based and Other Restricted Stock Activity:

Under the terms of the Company's long-term incentive plans, performance-based restricted stock awards are payable in restricted shares of the Company's Class A Common Stock upon the achievement of certain three-year financial performance-based targets. During each three-year period, the Company adjusts compensation expense based upon its best estimate of expected performance. The restricted performance shares vest 50% on the first and second anniversary date after the award is earned.

The Company may also grant individual restricted awards of the Company's Class A Common Stock to key employees in connection with their employment. The restricted shares generally vest 50% at the end of the fourth and fifth years following the date of the grant.

Under certain circumstances relating to a change of control or termination, as defined, the restrictions would lapse and shares would vest earlier. Activity for performance-based and other restricted stock awards during fiscal years 2012, 2011 and 2010 was as follows (shares in thousands):

	2012		2011	2010
	Restricted Shares	**Weighted Average Grant Date Value**	Restricted Shares	Restricted Shares
Nonvested Shares at Beginning of Year	**904**	**$40.15**	926	682
Granted	**272**	**$49.42**	255	363
Change in shares due to performance	**31**	**$35.04**	78	191
Vested and Issued	**(159)**	**$47.06**	(349)	(292)
Forfeited	**(6)**	**$48.88**	(6)	(18)
Nonvested Shares at End of Year	**1,042**	**$41.31**	904	926

As of April 30, 2012, there was $19.3 million of unrecognized share-based compensation cost related to performance-based and other restricted stock awards, which is expected to be recognized over a period up to 5 years, or 3.0 years on a weighted average basis. Compensation expense for restricted stock awards is measured using the closing market price of the Company's Class A Common Stock at the date of grant. The total grant date value of shares vested during fiscal years 2012, 2011 and 2010 was $7.5 million, $13.5 million and $10.2 million, respectively.

Director Stock Awards:

Under the terms of the Company's Director Stock Plan (the "Director Plan"), each non-employee director receives an annual award of Class A Common Stock equal in value to 100% of the annual director fee, based on the stock price on the date of grant. The granted shares may not be sold or transferred during the time the non-employee director remains a director. There were 12,474; 11,144 and 14,130 shares awarded under the Director Plan for fiscal years 2012, 2011 and 2010, respectively.

Note 17 - Capital Stock and Changes in Capital Accounts

Each share of the Company's Class B Common Stock is convertible into one share of Class A Common Stock. The holders of Class A stock are entitled to elect 30% of the entire Board of Directors and the holders of Class B stock are entitled to elect the remainder. On all other matters, each share of Class A stock is entitled to one tenth of one vote and each share of Class B stock is entitled to one vote.

During fiscal year 2011, the Board of Directors of the Company approved a share repurchase program for an additional four million shares of Class A or Class B Common Stock. The approval of this repurchase program increased the number of shares that may be purchased from time to time in the open market and through privately negotiated transactions to eight million. During fiscal year 2012, the Company repurchased 1,864,700 shares at an average price $46.69 per share. As of April 30, 2012, the Company has authorization from its Board of Directors to purchase up to 2,356,525 additional shares.

Note 18 - Segment Information

The Company provides content and content-enabled digital services to customers worldwide. The Company maintains publishing, marketing and distribution centers principally in Asia, Australia, Canada, Germany, the United Kingdom and the United States. Below is a description of the Company's three operating segments.

Scientific, Technical, Medical and Scholarly provides content and content-enabled digital services for the scientific, technical, medical and scholarly communities worldwide including academic, corporate, government and public libraries; researchers; scientists; clinicians; engineers and technologists; scholarly and professional societies; and students and professors. Products include journals, books, major reference works, databases, clinical decision support tools and laboratory manuals and workflow tools. Publishing areas include the physical sciences, health sciences, social science and humanities and life sciences. Products are sold and distributed globally, online and in print through multiple channels, including research libraries and library consortia, independent subscription agents, direct sales to professional society members, bookstores, online booksellers and other customers. Publishing centers include Australia, Germany, India, Singapore, the United Kingdom and the United States.

Professional/Trade acquires, develops and publishes books, workflow solutions, certification and training services and other information services in the subject areas of business, technology, architecture, cooking, psychology, professional education, travel, health, consumer reference and general interest. Products are developed for worldwide distribution through multiple channels, including major chains and online booksellers, independent bookstores, libraries, colleges and universities, warehouse clubs, corporations, direct marketing and websites. Professional/Trade customers are professionals, consumers and students worldwide. Publishing centers include Asia, Australia, Canada, Germany, the United Kingdom and the United States.

Global Education publishes educational content for two and four-year colleges and universities, for-profit career colleges, advanced placement classes, as well as secondary schools in Australia. Global Education products focus on courses in the sciences, engineering, mathematics, business/accounting, geography, computer science, statistics, education, culinary, hospitality, psychology and world languages. Global Education delivers its content, tools and resources to students, faculty and institutions principally through college bookstores and online distributors, with customers having access to content in muti-media formats as well as the traditional textbook. The Company maintains centers in Asia, Australia, Canada, India, the United Kingdom and the United States.

Shared Services - The Company reports separate financial data for shared service functions, which are centrally managed for the benefit of the three global businesses, including Distribution, Technology Services, Finance and Other Administration support.

Segment information is as follows (in thousands):

	For the years ended April 30,		
	2012	2011	2010
Revenue			
Scientific, Technical, Medical and Scholarly	**$1,040,727**	$998,902	$986,683
Professional/Trade	**433,658**	437,088	429,988
Global Education	**308,357**	306,561	282,391
Total	**$1,782,742**	$1,742,551	$1,699,062
Direct Contribution to Profit			
Scientific, Technical, Medical and Scholarly	**$452,274**	$424,797	$405,241
Professional/Trade	**111,898**	95,496	100,196
Global Education	**104,244**	101,044	86,212
Total	**$668,416**	$621,337	$591,649
Shared Services and Administration Costs			
Distribution	**$(109,079)**	$(113,010)	$(110,858)
Technology Services	**(144,418)**	(125,766)	(102,634)
Finance	**(45,106)**	(45,243)	(47,294)
Other Administration	**(89,394)**	(89,170)	(88,271)
Total	**$(387,997)**	$(373,189)	$(349,057)
Operating Income	**$280,419**	$248,148	$242,592
Foreign Exchange Transaction Losses	**(2,261)**	(2,188)	(10,883)
Interest Expense & Other, net	**(6,063)**	(14,900)	(31,500)
Income Before Taxes	**$272,095**	$231,060	$200,209
Total Assets			
Scientific, Technical, Medical and Scholarly	**$1,444,114**	$1,486,052	$1,415,979
Professional/Trade	**548,751**	465,752	469,273
Global Education	**156,286**	157,822	156,676
Corporate/Shared Services	**383,795**	320,515	266,682
Total	**$2,532,946**	$2,430,141	$2,308,610
Expenditures for Long Lived Assets			
Scientific, Technical, Medical and Scholarly	**$24,454**	$24,636	$21,960
Professional/Trade	**103,934**	20,881	23,325
Global Education	**20,729**	21,545	18,449
Corporate/Shared Services	**62,935**	45,968	42,390
Total	**$212,052**	$113,030	$106,124
Depreciation and Amortization			
Scientific, Technical, Medical and Scholarly	**$56,335**	$54,423	$52,215
Professional/Trade	**34,734**	34,954	32,191
Global Education	**29,792**	27,672	25,125
Corporate/Shared Services	**17,230**	15,457	13,348
Total	**$138,091**	$132,506	$122,879

Export sales from the United States to unaffiliated customers amounted to approximately $151.1 million, $149.8 million and $140.5 million in fiscal years 2012, 2011, and 2010, respectively. The pretax income for consolidated operations outside the United States was approximately $171.3 million, $162.8 million and $133.1 million in 2012, 2011, and 2010, respectively.

Revenue from external customers based on the location of the customer and long-lived assets by geographic area were as follows (in thousands):

	Revenue			**Long-Lived Assets**		
	2012	2011	2010	**2012**	2011	2010
United States	**$893,662**	$888,833	$865,519	**$664,112**	$557,263	$734,512
United Kingdom	**135,781**	117,072	120,953	**1,078,704**	1,113,946	889,921
Germany	**88,314**	91,502	91,954	**133,078**	146,037	132,783
Asia	**251,360**	242,177	234,585	**8,506**	7,239	3,454
Australia	**81,150**	78,722	79,194	**61,092**	64,722	57,447
Canada	**74,797**	79,227	70,566	**5,860**	5,924	5,635
Other Countries	**257,678**	245,018	236,291	**-**	-	-
Total	**$1,782,742**	$1,742,551	$1,699,062	**$1,951,352**	$1,895,131	$1,823,752

Note 19 – Subsequent Events

Payments Related to Tax Audits in Germany

In fiscal year 2003, the Company merged several of its German subsidiaries into a new operating entity which enabled the Company to increase ("step-up") the tax deductible net asset basis of the merged subsidiaries to fair market value. The expected tax benefits to be derived from the step-up are approximately 50 million euros claimed as amortization over 15 years beginning in fiscal year 2003. The Company's management and its advisors believe that it is "more likely than not" to successfully defend that the tax treatment was proper and in accordance with German tax regulations. The circumstances are not unique to the Company.

As part of its routine tax audit process, the German tax authorities notified the Company in May 2012, they are challenging the Company's tax position with respect to the amortization of certain stepped-up assets.

In June 2012, the Company made a 24 million euro deposit related to amortization claimed on certain "stepped-up" assets through fiscal year 2007. Under German tax law, the Company must pay all contested taxes and the related interest to have the right to defend its position challenged by authorities. The Company expects that it will be required to deposit additional amounts up to 33 million euros plus interest in future periods until the issue is resolved. The challenge is expected to ultimately be decided by a court and could take several years to reach resolution. If the Company is successful, as expected, all funds will be returned with 6% simple interest, based on current German legislation.

Planned Fiscal year 2013 Restructuring Initiatives

Due to the Company's ongoing transition and transformation to digital products and services, we have identified certain activities that will either be discontinued, outsourced, or relocated to a lower cost region. As a result, the Company will record a restructuring charge of approximately $4.5 million in the first quarter of fiscal year 2013 for redundancy and related separation benefits. These charges are expected to be fully recovered within 18 months.

Supplementary Financial Information

Results By Quarter (Unaudited)

Dollars in millions, except per share data

	2012	2011
Revenue		
First Quarter	$ 430.1	$ 407.9
Second Quarter	447.0	441.8
Third Quarter	451.1	447.9
Fourth Quarter	454.5	445.0
Fiscal Year	$ 1,782.7	$ 1,742.6
Gross Profit		
First Quarter	$ 300.4	$ 282.7
Second Quarter	314.3	302.3
Third Quarter	309.0	309.9
Fourth Quarter	315.6	308.6
Fiscal Year	$ 1,239.3	$ 1,203.5
Operating Income		
First Quarter	$ 60.2	$ 63.1
Second Quarter	72.0	77.7
Third Quarter (c)	78.5	69.7
Fourth Quarter	69.7	37.6
Fiscal Year	$ 280.4	$ 248.1
Net Income		
First Quarter (a)	$ 50.8	$ 44.0
Second Quarter	50.8	53.7
Third Quarter (b,c)	62.9	45.6
Fourth Quarter	48.2	28.6
Fiscal Year	$ 212.7	$ 171.9

	2012		2011	
Income Per Share	Diluted	Basic	Diluted	Basic
First Quarter (a)	$ 0.82	$ 0.84	$ 0.72	$ 0.74
Second Quarter	0.83	0.84	0.88	0.89
Third Quarter (b,c)	1.03	1.05	0.74	0.76
Fourth Quarter	0.80	0.81	0.46	0.47
Fiscal Year	$ 3.47	$ 3.53	$ 2.80	$ 2.86

(a) In the first quarters of fiscal years 2012 and 2011, the Company recorded non-cash deferred tax benefits of $8.8 million, or $0.14 per diluted share, and $4.2 million, or $0.07 per diluted share, respectively, principally associated with new tax legislation enacted in the U.K. that reduced the U.K. statutory income tax rates by 2% and 1%, respectively. The benefits recognized by the Company reflect the remeasurement of all applicable U.K. deferred tax balances to the new income tax rates as of April 1, 2012 and 2011, respectively.

(b) In the third quarter of fiscal year 2012, the Company recorded a $7.5 million tax benefit, or $0.12 per diluted share, related to the reversal of an income tax reserve recorded in conjunction with the Blackwell acquisition in fiscal year 2007.

(c) In the third quarter of fiscal year 2011, the Company recorded a $9.3 million bad debt provision ($6.0 million after taxes), or $0.10 per diluted share, related to the Company's customer, Borders Group, Inc. ("Borders"). On February 16, 2011, Borders filed a petition for reorganization relief under Chapter 11 of the U.S. Bankruptcy code.

Schedule II

JOHN WILEY & SONS, INC., AND SUBSIDIARIES
VALUATION AND QUALIFYING ACCOUNTS
FOR THE YEARS ENDED APRIL 30, 2012, 2011, AND 2010

(Dollars in thousands)

Description	Balance at Beginning of Period	Additions/ (Deductions) Charged to Cost & Expenses	Deductions From Reserves[2]	Balance at End of Period
Year Ended April 30, 2012				
Allowance for Sales Returns [1]	**$48,909**	**$82,901**	**$96,037**	**$35,773**
Allowance for Doubtful Accounts	**$19,642**	**$2,111**	**$14,903**	**$6,850**
Allowance for Inventory Obsolescence	**$36,917**	**$23,074**	**$26,059**	**$33,932**
Year Ended April 30, 2011				
Allowance for Sales Returns [1]	$55,311	$96,841	$103,243	$48,909
Allowance for Doubtful Accounts	$6,859	$13,989	$1,206	$19,642
Allowance for Inventory Obsolescence	$39,674	$19,216	$21,973	$36,917
Year Ended April 30, 2010				
Allowance for Sales Returns [1]	$55,207	$102,395	$102,291	$55,311
Allowance for Doubtful Accounts	$5,655	$3,177	$1,973	$6,859
Allowance for Inventory Obsolescence	$36,329	$28,699	$25,354	$39,674

(1) Allowance for sales returns represents anticipated returns net of a recovery of inventory and royalty costs. The provision is reported as a reduction of gross sales to arrive at revenue and the reserve balance is reported as a reduction of accounts receivable with corresponding increases in Inventory and a reduction in Accounts and royalties payable (See Note 2).

(2) Deductions from reserves include foreign exchange translation adjustments and accounts written off, less recoveries.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None

Item 9A. Controls and Procedures

Disclosure Controls and Procedures: As of the end of the period covered by this report, an evaluation was performed under the supervision and with the participation of the Company's management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures as such term is defined in Rule 13a-15(e) of the Exchange Act. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures provide reasonable assurance that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting: Our Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based upon the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, our management concluded that our internal control over financial reporting is effective as of April 30, 2012.

KPMG LLP, an independent registered public accounting firm, has audited the consolidated financial statements included in this Annual Report on Form 10-K and, as part of their audit, has issued their report, included herein, on the effectiveness of our internal control over financial reporting.

Changes in Internal Control over Financial Reporting: There were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting during fiscal year 2012.

Item 9B. Other Information

None

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The name, age and background of each of the directors nominated for election are contained under the caption "Election of Directors" in the Proxy Statement for our 2012 Annual Meeting of Shareholders ("2012 Proxy Statement") and are incorporated herein by reference.

Information on the audit committee financial experts is contained in the 2012 Proxy Statement under the caption "Report of the Audit Committee" and is incorporated herein by reference.

Information on the Audit Committee Charter is contained in the 2012 Proxy Statement under the caption "Committees of the Board of Directors and Certain Other Information concerning the Board"

Information with respect to the Company's Corporate Governance principles is publicly available on the Company's Corporate Governance website at *www.wiley.com/WileyCDA/Section/id-301708.html.*

Executive Officers

Set forth below are the executive officers of the Company as of April 30, 2012. Each of the officers listed will serve until the next organizational meetings of the Board of Directors of the Company and until each of the respective successors are duly elected and qualified.

PETER BOOTH WILEY - 69

September 2002 - Chairman of the Board, John Wiley and Sons, Inc. (Director since 1984)

STEPHEN M. SMITH – 57

May 2011 - President and Chief Executive Officer, John Wiley and Sons, Inc.

June 2009 - Executive Vice President and Chief Operating Officer – responsible for all publishing, editorial, sales and marketing and business development activities globally.

May 2007 - Senior Vice President, Wiley Europe, Asia and Australia – responsible for all company activities and operations in the world outside North America

ELLIS E. COUSENS – 60

2001 - Executive Vice President and Chief Financial and Operations Officer – responsible for the Company's worldwide financial organization, strategic planning and business development, internal audit, information technology, distribution and investor relations.

MARK J. ALLIN – 50

August 2010 - Senior Vice President, Professional and Trade Publishing – responsible for leading the Company's global Professional/Trade business.

January 2010 - Vice President and Chief Operating Officer, Professional and Trade – responsible for P/T profitability and marketing operations.

July 2009 - Vice President, Asia/Pacific and International Development – responsible for managing Wiley's business operations in Asia and Australia.

July 2006 - Managing Director, Wiley Asia – responsible for managing Wiley's business operations in Asia

WILLIAM ARLINGTON – 63

1996 - Senior Vice President, Human Resources – responsible for managing the Company's Global Human Resources organization.

JOSEPH S. HEIDER – 53

May 2011 - Senior Vice President, Global Education – responsible for leading the Company's Global Education business.

January 2011 - Senior Vice President, US Higher Education – responsible for leading the Company's US Higher Education business.

May 2010 - Vice President and Chief Operating Officer, Higher Education – responsible for leading the Company's US Higher Education Product Development and New Business Development and Production Groups.

October 2000 - Vice President, Product and E-Business Development – responsible for leading the Company's Higher Education Product and New Business Development Group.

GARY M. RINCK – 60

2004 - Senior Vice President, General Counsel – responsible for all of the Company's legal and corporate governance functions at Wiley.

STEVEN J. MIRON – 51

May 2010 - Senior Vice President, Scientific, Technical, Medical and Scholarly – responsible for leading the Company's Scientific, Technical, Medical and Scholarly business.

November 2009 - Chief Operating Officer, Scientific, Technical, Medical and Scholarly business – responsible for the STMS's editorial strategy and operations as well as product marketing.

February 2007 - Vice President and Managing Director, Physical Science – responsible for leading STMS's Physical Sciences business.

VINCENT MARZANO – 49

September 2006 - Vice President, Treasurer – responsible for global treasury operations, insurable risk management, accounts receivable, and credit and collections.

EDWARD J. MELANDO – 56

2002 - Vice President, Corporate Controller and Chief Accounting Officer – responsible for Financial Reporting, Taxes and the Financial Shared Services.

MICHAEL PRESTON – 44

February 2009 - Corporate Secretary – responsible for Board administration and compliance with corporate regulatory requirements.

August 2005 - Senior Assistant Corporate Secretary of Sunoco, Inc. – responsible for the governance of the company's subsidiaries, joint ventures and limited liability companies including Sunoco Logistics Partners, L.P. and Sun Coke entities.

Item 11. Executive Compensation

Information on compensation of the directors and executive officers is contained in the 2012 Proxy Statement under the captions "Directors' Compensation" and "Executive Compensation," respectively, and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information on the beneficial ownership reporting for the directors and executive officers is contained under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" within the "Beneficial Ownership of Directors and Management" section of the 2012 Proxy Statement and is incorporated herein by reference. Information on the beneficial ownership reporting for all other shareholders that own 5% of more of the Company's Class A or Class B Common Stock is contained under the caption "Voting Securities, Record Date, Principal Holders" in the 2012 Proxy Statement and is incorporated herein by reference.

The following table summarizes the Company's equity compensation plan information as of April 30, 2012:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a) (c)
Equity compensation plans approved by shareholders	5,171,750 (1)	$40.74	6,599,328
Equity compensation plans not approved by shareholders	-	-	-
Total	5,171,750	$40.74	6,599,328

(1) This amount includes the following awards issued under the 2009 Key Employee Stock Plan:

- 4,130,210 shares issuable upon the exercise of outstanding stock options with a weighted average exercise price of $40.74.
- 1,041,540 non-vested performance-based and other restricted stock awards. Since these awards have no exercise price, they are not included in the weighted average exercise price calculation.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Information on related party transactions and the policies and procedures for reviewing and approving related party transactions are contained under the caption "Transactions with Related Persons" within the "Board and Committee Oversight of Risk" section of the 2012 Proxy Statement and are incorporated herein by reference.

Information on director independence is contained under the caption "Director Independence" within the "Board of Directors and Corporate Governance" section of the 2012 Proxy Statement.

Item 14. Principal Accountant Fees and Services

Information required by this item is contained in the 2012 Proxy Statement under the caption "Report of the Audit Committee" and is incorporated herein by reference.

PART IV

Item 15. **Exhibits, Financial Statement Schedules and Reports on Form 8-K**

(a) Financial Statements and Schedules are included in the attached index on page 3 and are filed as part of this report

(b) Reports on Form 8-K

Earnings release on the fiscal year 2012 results issued on Form 8-K dated June 19, 2012, which included certain condensed financial statements of the Company.

(c) Exhibits

2.1 Agreement and Plan of Merger dated as of August 12, 2001, among the Company, HMI Acquisition Corp. and Hungry Minds, Inc. (incorporated by reference to the Company's Report on Form 8-K dated as of August 12, 2001).

2.2 Scheme of Arrangement dated as of November 21, 2006, among the Company, Wiley Europe Investment Holdings Limited and Blackwell Publishing (Holdings) Limited (incorporated by reference to the Company's Report on Form 8-K dated as of November 21, 2006).

3.1 Restated Certificate of Incorporation (incorporated by reference to the Company's Report on Form 10-K for the year ended April 30, 1992).

3.2 Certificate of Amendment of the Certificate of Incorporation dated October 13, 1995 (incorporated by reference to the Company's Report on Form 10-K for the year ended April 30, 1997).

3.3 Certificate of Amendment of the Certificate of Incorporation dated as of September 1998 (incorporated by reference to the Company's Report on Form 10-Q for the quarterly period ended October 31, 1998).

3.4 Certificate of Amendment of the Certificate of Incorporation dated as of September 1999 (incorporated by reference to the Company's Report on Form 10-Q for the quarterly period ended October 31, 1999).

3.5 By-Laws as Amended and Restated dated as of September 2007 (incorporated by reference to the Company's Report on Form 10-K for the year ended April 30, 2008).

10.1 Amended and Restated Credit Agreement dated as of November 2, 2011, among the Company and Bank of America, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer, and Other Lenders Party Hereto (incorporated by reference to the Company's Report on Form 10-Q for the quarterly period ended October 31, 2011).

10.2 Agreement of Lease dated as of August 4, 2000, between, Block A South Waterfront Development L.L.C., as Landlord, and the Company, as Tenant (incorporated by reference to the Company's Report on Form 10-Q for the quarterly period ended July 31, 2000).

10.3 2009 Director Stock Plan (incorporated by reference to the Company's Report on Form 10-Q for the quarterly period ended October 31, 2009).

10.4 2009 Executive Annual Incentive Plan (incorporated by reference to the Company's Report on Form 10-Q for the quarterly period ended October 31, 2011).

10.5 Amended 2009 Key Employee Stock Plan (Revised September 15, 2011 and incorporated by reference to the Company's Report on Form 10-Q for the quarterly period ended October 31, 2011).

10.6 Supplemental Executive Retirement Plan as Amended and Restated effective as of January 1, 2009 (incorporated by reference to the Company's Report on Form 10-K for the year ended April 30, 2010).

10.7 Amendments A and B to the Supplemental Executive Retirement Plan as Amended and Restated Effective January 1, 2009 (incorporated by reference to the Company's Report on Form 10-Q for the quarterly period ended July 31, 2010).

10.8 Supplemental Benefit Plan Amended and Restated as of January 1, 2009, including amendments through August 1, 2010 (incorporated by reference to the Company's Report on Form 10-Q for the quarterly period ended January 31, 2011).

10.9 Deferred Compensation Plan as Amended and Restated effective as of January 1, 2008 (incorporated by reference to the Company's Report on Form 10-K for the year ended April 30, 2010).

10.10 Deferred Compensation Plan for Directors' 2005 & After Compensation (incorporated by reference to the Report on Form 8-K, filed December 21, 2005).

10.11 Form of the Fiscal Year 2013 Qualified Executive Long Term Incentive Plan.

10.12 Form of the Fiscal Year 2013 Qualified Executive Annual Incentive Plan.

10.13 Form of the Fiscal Year 2013 Executive Annual Strategic Milestones Incentive Plan.

10.14 Form of the Fiscal Year 2012 Qualified Executive Long Term Incentive Plan (incorporated by reference to the Company's Report on Form 10-K for the year ended April 30, 2011).

10.15 Form of the Fiscal Year 2012 Qualified Executive Annual Incentive Plan (incorporated by reference to the Company's Report on Form 10-Q for the quarterly period ended July 31, 2011).

10.16 Form of the Fiscal Year 2012 Executive Annual Strategic Milestones Incentive Plan (incorporated by reference to the Company's Report on Form 10-Q for the quarterly period ended July 31, 2011).

10.17 Form of the Fiscal Year 2011 Qualified Executive Long Term Incentive Plan (incorporated by reference to the Company's Report on Form 10-K for the year ended April 30, 2010).

10.18 Form of the Fiscal Year 2011 Qualified Executive Annual Incentive Plan (incorporated by reference to the Company's Report on Form 10-K for the year ended April 30, 2010).

10.19 Form of the Fiscal Year 2011 Executive Annual Strategic Milestones Incentive Plan (incorporated by reference to the Company's Report on Form 10-K for the year ended April 30, 2010).

10.20 Senior Executive Employment Agreement to Arbitrate dated as of April 29, 2003 (incorporated by reference to the Company's Report on Form 10-K for the year ended April 30, 2003).

10.21 Schedule of individual officers party to Senior Executive Employment Agreement to Arbitrate dated as of April 29, 2003 (incorporated by reference to the Company's Report on Form 10-Q for the quarterly period ended October 31, 2009).

10.22 Senior Executive Non-competition and Non-Disclosure Agreement dated as of April 29, 2003 (incorporated by reference to the Company's Report on Form 10-K for the year ended April 30, 2003).

10.23 Schedule of individual officers party to Senior Executive Non-Competition and Non-Disclosure Agreement dated as of April 29, 2003 (incorporated by reference to the Company's Report on Form 10-Q for the quarterly period ended October 31, 2009).

10.24 Senior executive Employment Agreement dated as of September 17, 2010 and effective as of May 1, 2011, between Stephen M. Smith and the Company (incorporated by reference to the Company's Report on Form 8-K dated as of September 22, 2010)

10.25 Senior executive Employment Agreement dated as of December 1, 2008, between Ellis E. Cousens and the Company (incorporated by reference to the Company's Report on Form 10-Q for the quarterly period ended January 31, 2009).

10.26 Senior executive Employment Agreement letter dated as of March 15, 2004, between Gary M. Rinck and the Company (incorporated by reference to the Company's Report on Form 10-K for the year ended April 30, 2011).

10.27 Senior executive Employment Agreement dated as of May 1, 2010, between Stephen J. Miron and the Company (incorporated by reference to the Company's Report on Form 10-K for the year ended April 30, 2011).

10.28 Senior executive Employment Agreement dated as of November 1, 2011, between Mark J. Allin and the Company.

21* List of Subsidiaries of the Company

23* Consent of KPMG LLP

31.1* Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2* Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1* Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2* Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Filed herewith

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JOHN WILEY & SONS, INC.
(Company)

Dated: June 26, 2012

By: ______________________________

Stephen M. Smith
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Company and in the capacities and on the dates indicated.

Signatures	Titles	Dated
/s/ Stephen M. Smith Stephen M. Smith	President and Chief Executive Officer Director	June 26, 2012
/s/ Ellis E. Cousens Ellis E. Cousens	Executive Vice President and Chief Financial and Operations Officer	June 26, 2012
/s/ Edward J. Melando Edward J. Melando	Vice President, Controller and Chief Accounting Officer	June 26, 2012
/s/ Peter Booth Wiley Peter Booth Wiley	Director	June 26, 2012
/s/ Bradford Wiley II Bradford Wiley II	Director	June 26, 2012
/s/ Warren J. Baker Warren J. Baker	Director	June 26, 2012
/s/ William J. Pesce William J. Pesce	Director	June 26, 2012
/s/ William B. Plummer William B. Plummer	Director	June 26, 2012
/s/ Kalpana Raina Kalpana Raina	Director	June 26, 2012
/s/ Mari J. Baker Mari J. Baker	Director	June 26, 2012
/s/ Jean-Lou Chameau Jean-Lou Chameau	Director	June 26, 2012
/s/ Mathew S. Kissner Mathew S. Kissner	Director	June 26, 2012
/s/ Raymond McDaniel, Jr. Raymond McDaniel, Jr.	Director	June 26, 2012
/s/ Eduardo R. Menascé Eduardo R. Menascé	Director	June 26, 2012
/s/ Linda Katehi Linda Katehi	Director	June 26, 2012

Exhibit 21

SUBSIDIARIES OF JOHN WILEY & SONS, INC. [(1)]
As of April 30, 2012

	Jurisdiction In Which Incorporated
John Wiley & Sons International Rights, Inc.	Delaware
JWS HQ, LLC	New Jersey
JWS DCM, LLC	New Jersey
Wiley Periodicals, Inc.	Delaware
Wiley Publishing Services, Inc.	Delaware
Inscape Holdings, Inc.	Delaware
Inscape Midco, Inc	Delaware
CLC Holding Co.	Delaware
Inscape Publishing Inc.	Delaware
Wiley Publishing LLC	Delaware
Wiley India Private Ltd.	India
WWL Corp.	Delaware
Wiley International, LLC	Delaware
John Wiley & Sons UK LLP	United Kingdom
John Wiley & Sons UK 2 LLP	United Kingdom
Wiley Japan KK	Japan
Wiley Europe Investment Holdings, Ltd.	United Kingdom
Wiley U.K. (Unlimited Co.)	United Kingdom
Wiley Europe Ltd.	United Kingdom
John Wiley & Sons, Ltd.	United Kingdom
Wiley Heyden Ltd.	United Kingdom
Wiley Distribution Services Ltd.	United Kingdom
Blackwell Publishing (Holdings) Ltd.	United Kingdom
Blackwell Publishing Ltd.	United Kingdom
John Wiley & Sons Singapore Pte. Ltd.	Singapore
John Wiley & Sons Commercial Service Co. Ltd.	China
John Wiley & Sons GmbH	Germany
Wiley-VCH Verlag GmbH & Co. KGaA	Germany
Blackwell Science Ltd.	United Kingdom
Blackwell Science (Overseas Holdings)	United Kingdom
John Wiley & Sons LTD A/S	Denmark
Blackwell Verlag GmbH	Germany
Wiley Publishing Japan KK	Japan
Blackwell Science (HK) Ltd.	Hong Kong
Wiley Publishing Australia Pty Ltd.	Australia
John Wiley and Sons Australia, Ltd.	Australia
Blackwell Publishing Asia Pty. Ltd	Australia
John Wiley & Sons Canada Limited	Canada
John Wiley & Sons (HK) Limited	Hong Kong

(1) The names of other subsidiaries that would not constitute a significant subsidiary in the aggregate have been omitted.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
John Wiley & Sons, Inc.:

We consent to the incorporation by reference in the Registration Statement No. 33-62605 on Form S-8 of John Wiley & Sons, Inc. (the "Company") of our reports dated June 26, 2012, with respect to the consolidated statements of financial position of John Wiley & Sons, Inc. as of April 30, 2012 and 2011, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows, for each of the years in the three-year period ended April 30, 2012, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of April 30, 2012, which reports appear in the April 30, 2012 annual report on Form 10-K of John Wiley & Sons, Inc.

/s/ KPMG LLP

Short Hills, New Jersey
June 26, 2012

CERTIFICATIONS PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Stephen M. Smith, President and Chief Executive Officer of John Wiley & Sons, Inc. (the "Company"), hereby certify that:

1. I have reviewed this annual report on Form 10-K of the Company;
2. Based on my knowledge, this annual report does not contain any untrue statements of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;
3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;
4. The Company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company and have:
    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
    b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
    c. Evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report, based on such evaluation; and
    d. Disclosed in this report any change in the Company's internal control over financial reporting that occurred during the Company's most recent fiscal quarter (the Company's fourth quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting; and
5. The Company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company's auditors and the audit committee of the Company's board of directors (or persons performing the equivalent function):
    a. all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information; and
    b. any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting.

By: /s/ Stephen M. Smith
Stephen M. Smith
President and Chief Executive Officer
Dated: June 26, 2012

Exhibit 31.2

CERTIFICATIONS PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Ellis E. Cousens, Executive Vice President and Chief Financial and Operations Officer of John Wiley & Sons, Inc. (the "Company"), hereby certify that:

1. I have reviewed this annual report on Form 10-K of the Company;
2. Based on my knowledge, this annual report does not contain any untrue statements of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;
3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;
4. The Company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company and have:
   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c. Evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report, based on such evaluation; and
   d. Disclosed in this report any change in the Company's internal control over financial reporting that occurred during the Company's most recent fiscal quarter (the Company's fourth quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting; and
5. The Company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company's auditors and the audit committee of the Company's board of directors (or persons performing the equivalent function):
   a. all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information; and
   b. any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting.

By: /s/ Ellis E. Cousens

Ellis E. Cousens
Executive Vice President and
Chief Financial and Operations Officer
Dated: June 26, 2012

Exhibit 32.1

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of John Wiley & Sons, Inc. (the "Company") on Form 10-K for the year ended April 30, 2012 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Stephen M. Smith, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

(1) the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By: /s/ Stephen M. Smith
Stephen M. Smith
President and Chief Executive Officer
Dated: June 26, 2012

Exhibit 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of John Wiley & Sons, Inc. (the "Company") on Form 10-K for the year ended April 30, 2012 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Ellis E. Cousens, Executive Vice President and Chief Financial and Operations Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

(1) the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By: /s/ Ellis E. Cousens
Ellis E. Cousens
Executive Vice President and
Chief Financial and Operations Officer
Dated: June 26, 2012

JOHN WILEY & SONS, INC. ANNUAL MEETING, SEPTEMBER 20, 2012

YOUR VOTE IS IMPORTANT!

PLEASE SEE REVERSE SIDE FOR VOTING INSTRUCTIONS

CLASS A

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The Notice & Proxy Statement and Annual Report on Form 10-K are available at www.proxyvote.com.

M48623-P28925

PROXY/VOTING INSTRUCTION CARD

JOHN WILEY & SONS, INC.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Peter Booth Wiley, Stephen M. Smith and Michael L. Preston as the proxies of the undersigned, with full power of substitution to each of them, to vote the Class A Common Stock, which the signee is entitled to vote at the Annual Meeting of Shareholders of John Wiley & Sons, Inc. and any and all adjournments thereof, to be held at the Company's headquarters, 111 River Street, Hoboken, New Jersey, on September 20, 2012, at 9:30 AM, Eastern Daylight Saving Time.

The proxies are directed to vote as specified, and in their discretion on all other matters which may come before the meeting or any adjournments thereof. If no direction is given, this proxy will be voted "FOR" the Election of Directors and "FOR" Proposals 2 and 3.

Address Changes/Comments: ____________________

____

(If you noted any Address Changes/Comments above, please mark corresponding box on the reverse side.)

(Continued, and to be marked, dated and signed, on the other side)

WILEY

JOHN WILEY & SONS, INC.
111 RIVER STREET
HOBOKEN, NJ 07030

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Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time on September 19, 2012 or the cut-off date for the 401K Plan participants noted below. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

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M48622-P28925 KEEP THIS PORTION FOR YOUR RECORD

THIS PROXY/VOTING INSTRUCTION CARD IS VALID ONLY WHEN SIGNED AND DATED. DETACH AND RETURN THIS PORTION ONLY

JOHN WILEY & SONS, INC.

The Board of Directors recommends a vote "FOR" all nominees and "FOR" proposals 2 and 3.

Vote on Directors

	For All	Withhold All	For All Except
1. The election as directors of all nominees listed below, except as marked to the contrary.	☐	☐	☐

To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.

____

Nominees:

01) Mari J. Baker
02) Raymond W. McDaniel, Jr.
03) William B. Plummer
04) Kalpana Raina

Vote on Proposals:

	For	Against	Abstain
2. Ratification of the appointment of KPMG LLP as independent accountants.	☐	☐	☐
3. Approval, on an advisory basis, of the compensation of the named executive officers.	☐	☐	☐

For address changes and/or comments, please check this box and write them on the back where indicated. ☐

Please indicate if you plan to attend this meeting. ☐ Yes ☐ No

Notice to participants in the John Wiley & Sons, Inc. Employee Savings Plan ("401K") and the Payroll Deduction Employee Stock Purchase Plan ("ESPP"):

If you participate in the 401K or the ESPP, this proxy card includes shares that the relevant plans have credited to this account.

To allow for sufficient time for the 401K Trustee to vote, the Trustee must receive your voting instructions by 11:59 p.m. Eastern Daylight Time on Monday, September 17, 2012. If the 401K Trustee does not receive your instructions by that date, the Trustee will vote the shares held in the same proportion as votes from other participants in the 401K.

PLEASE SIGN EXACTLY AS YOUR NAME(S) APPEAR(S) ON THIS CARD. When signing as an attorney, executor, administrator, trustee or guardian, please give your full title. If shares are held jointly, each holder should sign. Please sign exactly as your name(s) appear(s) hereon.

PLEASE COMPLETE, DATE, SIGN, AND MAIL THIS INSTRUCTION CARD PROMPTLY IN THE ENCLOSED POSTAGE-PAID ENVELOPE OR PROVIDE YOUR INSTRUCTIONS TO VOTE VIA THE INTERNET OR BY TELEPHONE.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

WILEY

Peter Booth Wiley
Chairman of the Board

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August 10, 2012

TO OUR SHAREHOLDERS:

We cordially invite you to attend the 2012 Annual Meeting of Shareholders of John Wiley & Sons, Inc. to be held on Thursday, September 20, 2012 at 9:30 A.M., at the Company's headquarters, 111 River Street, Hoboken, New Jersey. The official Notice of Meeting, Proxy Statement, and separate forms of proxy for Class A and Class B Shareholders are enclosed with this letter. The matters listed in the Notice of Meeting are described in the attached Proxy Statement.

The Board of Directors welcomes and appreciates the interest of all our shareholders in the Company's affairs, and encourages those entitled to vote at this Annual Meeting to take the time to do so. We hope you will attend the meeting, but whether or not you expect to be personally present, please vote your shares, either by signing, dating and promptly returning the proxy card (or, if you own two classes of shares, both proxy cards) in the accompanying postage-paid envelope, by telephone using the toll-free telephone number printed on the proxy card, or by voting on the Internet using the instructions printed on the proxy card. This will assure that your shares are represented at the meeting. Even though you execute this proxy, vote by telephone or via the Internet, you may revoke your proxy at any time before it is exercised by giving written notice of revocation to the Secretary of the Company, by executing and delivering a later-dated proxy (either in writing, telephonically or via the Internet) or by voting in person at the Annual Meeting. If you attend the meeting you will be able to vote in person if you wish to do so, even if you have previously returned your proxy card, voted by telephone or via the Internet.

Your vote is important to us, and we appreciate your prompt attention to this matter.

Sincerely,

Peter Booth Wiley

Chairman of the Board

WILEY

Michael L. Preston
Corporate Secretary

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NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD SEPTEMBER 20, 2012

TO OUR SHAREHOLDERS:

The Annual Meeting of Shareholders of John Wiley & Sons, Inc. will be held at the Company's headquarters, 111 River Street, Hoboken, New Jersey, on Thursday, September 20, 2012 at 9:30 A.M., for the following purposes:

1. To elect a board of twelve (12) directors, of whom four (4) are to be elected by the holders of Class A Common Stock voting as a class and eight (8) are to be elected by the holders of Class B Common Stock voting as a class;

2. To ratify the appointment by the Board of Directors of the Company's independent public accountants for the fiscal year ending April 30, 2013;

3. To hold an advisory vote on executive compensation; and

4. To transact such other business as may properly come before the meeting or any adjournments thereof.

Shareholders of record at the close of business on July 25, 2012 are entitled to notice of and to vote at the Annual Meeting or any adjournments thereof.

Please vote by proxy in one of these ways:

- Use the toll-free telephone number shown on your proxy card or voting instructions form (if you receive proxy materials from a broker or bank);
- Visit the Internet website at www.proxyvote.com; or
- Sign, date and promptly return your proxy card in the postage-prepaid envelope provided.

BY ORDER OF THE BOARD OF DIRECTORS

MICHAEL L. PRESTON
Corporate Secretary

August 10, 2012
Hoboken, New Jersey

Your vote is important to us. Whether or not you plan to be present at the Annual Meeting, please vote your proxy either via the Internet, by telephone, or by mail. Signing and returning the proxy card, voting via the Internet or by telephone does not affect your right to vote in person, if you attend the Annual Meeting.

PROXY STATEMENT

This Proxy Statement is furnished in connection with the solicitation by the Board of Directors of John Wiley & Sons, Inc. (the "Company") of proxies to be used at the Annual Meeting of Shareholders to be held on September 20, 2012 at the time and place set forth in the accompanying Notice of Meeting and at any and all adjournments thereof. This Proxy Statement and accompanying forms of proxy relating to each class of Common Stock, together with the Company's Annual Report on Form 10-K for the fiscal year ended April 30, 2012 ("Fiscal 2012"), are first being sent or given to shareholders on August 10, 2012.

The executive offices of the Company are at 111 River Street, Hoboken, New Jersey 07030-5774.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders to be held on September 20, 2012

This year we are again using the "Notice and Access" system adopted by the Securities and Exchange Commission relating to the delivery of proxy materials over the Internet. As a result, we mailed you a notice about the Internet availability of the proxy materials instead of paper copies. Shareholders will have the ability to access the proxy materials over the Internet and to request a paper copy of the materials by mail, by e-mail or by telephone. Instructions on how to access the proxy materials over the Internet or to request a paper copy may be found on the Notice. We believe that the Notice and Access rules will allow us to use Internet technology that many shareholders prefer, assure more prompt delivery of the proxy materials, lower our cost of printing and delivering the proxy materials, and minimize the environmental impact of printing paper copies.

The Proxy Statement and the Annual Report on Form 10-K are available at www.proxyvote.com.

Table of Contents

VOTING SECURITIES, RECORD DATE, PRINCIPAL HOLDERS

At the close of business on July 25, 2012, there were 50,367,503 shares of Class A Common Stock, par value $1.00 per share (the "Class A Stock"), and 9,527,916 shares of Class B Common Stock, par value $1.00 per share (the "Class B Stock"), issued and outstanding and entitled to vote. Only shareholders of record at the close of business on July 25, 2012 are entitled to vote at the Annual Meeting of Shareholders on the matters that come before the Annual Meeting.

The holders of Class A Stock, voting as a class, are entitled to elect four (4) directors, and the holders of Class B Stock, voting as a class, are entitled to elect eight (8) directors. Each outstanding share of Class A and Class B Stock is entitled to one vote for each Class A or Class B director, respectively. The presence in person or by proxy of a majority of the outstanding shares of Class A or Class B Stock entitled to vote for directors designated as Class A or Class B directors, as the case may be, will constitute a quorum for the purpose of voting to elect that class of directors. All elections shall be determined by a plurality of the class of shares voting thereon. Only shares that are voted in favor of a particular nominee will be counted toward such nominee's achievement of a plurality. Shares present at the meeting that are not voted for a particular nominee or shares present by proxy where the shareholder properly withheld authority to vote for such nominee will not be counted toward such nominee's achievement of a plurality.

The holders of the Class A and Class B Stock vote together as a single class on all other business that properly comes before the Annual Meeting, with each outstanding share of Class A Stock entitled to one-tenth (1/10) of one vote and each outstanding share of Class B Stock entitled to one vote.

Proposals 2 and 3 require approval by a majority of votes cast at the Annual Meeting. Abstentions and broker non-votes are not counted in determining the votes cast, but do have the effect of reducing the number of affirmative votes required to achieve a majority for such matters by reducing the total number of shares from which the majority is calculated.

If you are a beneficial shareholder and your broker holds your shares in its name, the broker is permitted to vote your shares on proposal 2 even if the broker does not receive voting instructions from you.

The following table and footnotes set forth, at the close of business on July 25, 2012, information concerning each person owning of record, or known to the Company to own beneficially, or who might be deemed to own, 5% or more of its outstanding shares of Class A or Class B Stock. The table below was prepared from the records of the Company and from information furnished to it. The percent of total voting power reflected below represents the voting power on all matters other than the election of directors, as described above.

Name and Address	Class of Stock	Common Stock Owned Beneficially	Percent of Class	Percent of Total Voting Power
E.P. Hamilton Trusts, LLC[1] 965 Mission Street San Francisco, CA	A B	462,338 8,125,536	1% 85%	0.3% 55%
Deborah E. Wiley[2][3][4] 111 River Street Hoboken, NJ	A B	1,253,976 54,357	2% 0.6%	1% 0.4%
Peter Booth Wiley[2][3] 111 River Street Hoboken, NJ	A B	1,227,578 12,240	2% 0.1%	0.8% 0.1%
Bradford Wiley II[2][3] 111 River Street Hoboken, NJ	A B	1,046,952 87,240	2% 0.9%	0.7% 0.6%
Pioneer Investment Management, Inc.[5] 60 State Street Boston, MA Investment Manager	A	3,898,754	7.7%	3%
The Vanguard Group. Inc.[5] PO Box 2600 Valley Forge, PA 19482	A	2,725,879	5.4%	1.9%

(1) Bradford Wiley II, Deborah E. Wiley and Peter Booth Wiley, as members of the E.P. Hamilton Trusts, LLC established for the purpose of investing in, owning and managing securities of John Wiley & Sons, Inc., share investment and voting power. Bradford Wiley II, Deborah E. Wiley and Peter Booth Wiley as members of the E.P. Hamilton Trusts LLC, share voting and investment power with respect to 462,338 shares of Class A Stock and 8,125,536 shares of Class B Stock.

(2) Bradford Wiley II, Deborah E. Wiley and Peter Booth Wiley, as general partners of a limited partnership, share voting and investment power with respect to 301,645 shares of Class A Stock. For purpose of this table, each is shown as the owner of one-third of such shares.

(3) Bradford Wiley II, Deborah E. Wiley and Peter Booth Wiley, as co-trustees, share voting and investment power with respect to 55,072 shares of Class A Stock and 36,720 shares of Class B Stock under the Trust of Esther B. Wiley. For purposes of this table, each is shown as the owner of one-third of such shares.

(4) Includes 540 shares of Class A Stock and 8,660 shares of Class B Stock of which Deborah E. Wiley is custodian for minor children.

(5) Based on filings with the Securities and Exchange Commission, including filings pursuant to Rule 13f-1 of the Securities Exchange Act of 1934, and other information deemed reliable by the Company.

PROPOSALS ON WHICH YOU MAY VOTE

Proposal 1. Election of Directors' Nominees for the Board of Directors

Process for Identifying and Evaluating Nominees for Director

The Board annually recommends the slate of director nominees for election by the shareholders at the Annual Meeting and is responsible for filling vacancies on the Board at any time during the year. The Governance Committee has a process to identify and review qualified individuals to stand for election, regardless of whether the current directors, a search firm or shareholders recommend the potential nominee. The Governance Committee has the authority to independently engage the services of a third-party search firm or other consultant to assist in identifying and screening potential director nominees, and has engaged a third-party search firm to do so. The full Board reviews and has final approval on all potential director nominees being recommended to the shareholders for election to the Board.

The Board and the Governance Committee consider, at a minimum, the following factors in recommending potential new Board members or the continued service of existing members: (1) The Board seeks qualified individuals who, taken together, represent the required diversity of skills, backgrounds and experience for the Board taken as a whole; (2) A director should have the required expertise and experience, should have a proven record of professional success and leadership and should be able to offer advice and guidance to the CEO; (3) A director should possess the highest personal and professional ethics, integrity and values; must be inquisitive and objective and have the ability to exercise practical and sound business judgment; (4) A director should have the ability to work effectively with others; (5) Assuming that a potential director nominee possesses the required skills, background and experience, the Board also considers ethnic and gender diversity (it should be noted that of the twelve director nominees standing for election, three are female and one is a person of color); (6) A majority of directors should be independent; and (7) A director retires from the Board at the annual meeting following his or her 70th birthday, unless an exception is approved by the Board.

Director Qualifications

The Company's Board has identified the following skill sets that are most important to the successful implementation of the Company's long-range strategic plan: industry experience; strategic planning/business development/managerial experience; financial literacy or expertise; marketing experience; general operations/manufacturing experience; international experience; information technology experience; government relations/regulatory agency experience; and management development and compensation experience. Information about each director nominee's specific experience, qualifications and skills can be found in the biographical information below.

There are twelve nominees for election this year. Detailed information on each nominee is provided on pages 5 to 9. All directors are elected annually, and serve a one-year term until the next Annual Meeting.

Twelve (12) directors are to be elected to hold office until the next Annual Meeting of Shareholders, or until their successors are elected and qualified. Unless contrary instructions are indicated or the proxy is previously revoked, it is the intention of management to vote proxies received for the election of the persons named below as directors. Directors of each class are elected by a plurality of votes cast by that class. If you do not wish your shares to be voted for particular nominees, please so indicate in the space provided on the proxy card, or follow the directions given by the telephone voting service or the Internet voting site. THE HOLDERS OF CLASS A STOCK ARE ENTITLED TO ELECT 30% OF THE ENTIRE BOARD. AS A CONSEQUENCE, FOUR (4) DIRECTORS WILL BE ELECTED BY THE HOLDERS OF CLASS A STOCK. THE HOLDERS OF CLASS B STOCK ARE ENTITLED TO ELECT EIGHT (8) DIRECTORS.

Eleven of the nominees are currently directors of the Company and were elected to their present terms of office at the Annual Meeting of Shareholders held in September 2011. Except as otherwise indicated below, all of the nominees have been engaged in their present principal occupations or in executive capacities with the same employers for more than the past five years. Mr. Jesse Wiley is a first time nominee.

Peter Booth Wiley, Stephen M. Smith and Michael L. Preston have agreed to represent shareholders submitting proper proxies by mail, via the Internet, or by telephone, and to vote for the election of the nominees listed herein, unless otherwise directed by the authority granted or withheld on the proxy cards, by telephone or via the Internet. Although the Board has no reason to believe that any of the persons named below as nominees will be unable or decline to serve, if any such person is unable or declines to serve, the persons named above may vote for another person at their discretion.

Election of Directors

Directors to be Elected by Class A Shareholders and Their Qualifications



Mari J. Baker, a director since 2011, was Chief Executive Officer of PlayFirst, Inc. from 2009 to 2012. Previously she was executive-in-residence at the venture capital firm Kleiner Perkins Caulfield and Byers where she incubated and launched Navigenics, Inc. and served as its founding President, Chief Executive Officer and Director (2006-2009); President of BabyCenter, LLC (1999-2006) and Senior Vice President of Intuit, Inc. (1989-1999) Ms. Baker is currently an officer in the Young Presidents Organization and an advisor at Stanford's Clayman Institute. Age 47.

Ms. Baker's qualifications for service on the Company's board include: (i) service on the boards of Velti (NASDAQ:VELT) Playfirst, Navigenics and Cozi Group, Inc. and on the Board of Trustees of Stanford University for 7 years where she is now an emeritus trustee and (ii) proven business leader, experienced general manager and internet marketing veteran.



Raymond W. McDaniel, Jr., a director since 2005, has been Chief Executive Officer of Moody's Corporation since April 2005. From 2005 - April 2012 he also served as Chairman of Moody's Corporation. In April 2012 he was named President of Moody's Corporation in addition to Chief Executive Officer. He previously served as Chief Operating Officer of Moody's Corporation from January 2004; President of Moody's Corporation from October 2004; and President of Moody's Investors Service since 2001. In prior assignments with Moody's, he served as Senior Managing Director for Global Ratings & Research; Managing Director for International; and Director of Moody's Europe, based in London. He has been a member of Moody's Corporation Board of Directors since 2003. Age 54.

Mr. McDaniel's qualifications for service on the Company's Board include: (i) over five years experience as Chairman and Chief Executive Officer of Moody's Corporation; (ii) extensive international experience; and (iii) experience in implementing international business expansion and new products.



William B. Plummer, a director since 2003, has been Executive Vice President and Chief Financial Officer of United Rentals, Inc. since December 2008. Previously he was Executive Vice President and Chief Financial Officer of Dow Jones & Company, Inc. from September 2006 to December 2007. Prior to that he was Vice President & Treasurer of Alcoa, Inc. since 2000. Before joining Alcoa, he was with Mead Corporation as President, Gilbert Paper Division during 2000; Vice President, Corporate Strategy and Planning from 1998 to 2000; and Treasurer from 1997 to 1998. Prior to joining Mead, he held a number of increasingly responsible positions with the General Electric Company, most recently as Vice President, Equity Capital Group, General Electric Capital Corporation from 1995 to 1997. Age 53.

Mr. Plummer's qualifications for service on the Company's Board include; (i) over ten years of service as the Chief Financial Officer or Treasurer of publicly-traded companies, including operating experience as President of an operating division of Mead Corporation; (ii) audit committee experience; and (iii) experience in acquisitions and divestitures.



Kalpana Raina, a director since 2009, is Managing Partner of 252 Solutions, LLC, an advisory firm, since 2007. Previously, Ms. Raina was a senior executive with The Bank of New York Mellon Corp. She joined the bank in 1988 and held a variety of leadership positions, most recently Executive Vice President and Head of European Country Management and Corporate Banking. Prior to that, she served in Mumbai, India, as Executive Vice President, International. During her eighteen-year career at Bank of New York she had responsibility for clients in the media, telecommunications, healthcare, retailing, hotels and leisure and financial services industries in Asia, Europe, and the United States. Ms. Raina is also a director of RealNetworks (NASDAQ: RNWK), where she serves on the Audit Committee and chairs the Nominating and Corporate Governance Committee. She is a member of Women Corporate Directors, The National Association of Corporate Directors, a director of Information Services Group, Inc., a director of The World Policy Institute and a past member of The US-India Business Council. Age 56.

Ms. Raina's qualifications for service on the Company's Board include; (i) 14 years experience as a media banker to industry; (ii) service on the boards of various other media/technology companies and (iii) significant experience managing divisions in Europe and Asia.

Directors to be Elected by Class B Shareholders and Their Qualifications



Jean-Lou Chameau, a director since 2011, has been President, California Institute of Technology (Caltech) since September 2006. Before he assumed the presidency of Caltech, Dr. Chameau had a distinguished career as a professor of civil engineering and a university administrator. While he is a native of France, he received his graduate education in civil engineering at Stanford University. In 1980 he joined the civil engineering faculty at Purdue University, where he subsequently became full professor and head of the geotechnical engineering program. Moving to Georgia Tech in 1991, he was named director of the school of civil and environmental engineering. He was the president of Golder Associates, Inc., an international geotechnical consulting company, from 1994 to 1995, after which he returned to Georgia Tech as Georgia Research Alliance Eminent Scholar and vice-provost for research. He was named dean of its college of engineering, the largest in the country, in 1997, becoming provost of the university in 2001.

Dr. Chameau currently serves on the boards of MTS Systems Corporation, Safran and the Council on Competitiveness. He is also serving on the Academic Research Council of Singapore and the Advisory Committee of InterWest Partners. He is a member of the U.S. National Academy of Engineering and the French Académie des Technologies. Age 59.

Dr. Chameau's qualifications for service on the Company's board include: (i) his executive experience in a large organization with a national laboratory; (ii) his expertise in engineering, science, research and technology; (iii) his extensive knowledge and experience in budgetary and financial responsibilities, strategic planning, human capital development, academia and research in the U.S., Europe and Asia, and federal funding of research and (iv) his service on several boards and committees.



Linda Katehi, a director since 2011, has been the chancellor of the University of California, Davis since 2009. She is a member of the National Academy of Engineering, was chair until 2010, of the President's Committee for the National Medal of Science and of the Secretary of Commerce's committee for the National Medal of Technology and Innovation. She is a fellow of the American Association for the Advancement of Science and the American Academy of Arts and Sciences. Previously, Ms. Katehi served as provost and vice-chancellor for academic affairs at the University of Illinois from 2006-2009; the John A. Edwardson Dean of Engineering and professor of electrical and computer engineering at Purdue University from 2002-2006; and associate dean for academic affairs and graduate education in the College of Engineering and professor of electrical engineering and computer science at the University of Michigan from 1998-2002. Age 58.

Ms. Katehi's qualifications for service on the Company's board include: (i) her expertise in a large organization with a health system; (ii) her expertise in engineering, science, research and technology; (iii) her extensive knowledge and experience in budgetary and financial responsibilities, strategic planning and human capital development; (iv) her service as an academic leader in four public research universities and (v) her experience as a member of numerous organizations related to the advancement of higher education.



Matthew S. Kissner, a director since 2003, is President and Chief Executive Officer of The Kissner Group, which consults with private equity firms focusing on investment opportunities in financial, business and health care services. Prior to that he was Executive Vice President and Group President, Global Enterprise Solutions, Pitney Bowes, Inc., from 2004 to 2005; and Executive Vice President and Group President of Information Based Solutions and Document Messaging Technologies from 2001 to 2004. He sits on the boards of private portfolio companies, and is a member of the Board Executive Committee of the Regional Plan Association. Age 58.

Mr. Kissner's qualifications for service on the Company's Board include: (i) former service as Executive Vice President and Group President, Global Enterprise Solutions, Pitney Bowes Inc; (ii) significant operating experience in financial services businesses; and (iii) significant experience in assessing company operations and strategy for potential private equity investment.



Eduardo Menascé, a director since December 2006, is the retired President of the Enterprise Solutions Group for Verizon Communications, Inc. Prior to the merger of Bell Atlantic and GTE Corporation, which created Verizon Communications, he served as Chairman and Chief Executive Officer of CTI MOVIL, S.A. (Argentina), a business unit of GTE Corporation, from 1996 to 2000. He has also held senior positions at CANTV in Venezuela, and Wagner Lockheed and Alcatel in Brazil. From 1981 to 1992, he served as Chairman of the Board and Chief Executive Officer of GTE Lighting in France. He is a director of Pitney Bowes, Inc.; KeyCorp; Hillenbrand Industries, Inc.; Hill-Rom, Inc.; and the National Association of Corporate Directors New York Chapter. Age 67.

Mr. Menascé's qualifications for service on the Company's Board include: (i) former service as president of Enterprise Solutions Group of Verizon Communications including oversight of sales, marketing and service delivery; (ii) former service as Chief Financial Officer of CANTV and GTE Corporation; and (iii) significant experience as a director on the boards of other publicly traded companies.



William J. Pesce served as the Company's 10th President and Chief Executive Officer for 13 years from May 1998 to April 2011, when he retired after nearly 22 years at the Company. He has been a Director since May 1998. Previously, he was Executive Vice President and Chief Operating Officer (May 1997 - April 1998); Executive Vice President, Educational Publishing and International Group (February 1996 - April 1997); Vice President and subsequently Senior Vice President, Educational Publishing (September 1989 - January 1996). Mr. Pesce is a member of the Board of Overseers of the Stern School of Business at New York University; the Board of Trustees of William Paterson University, where he serves as Vice Chair of the Board of Trustees, member of the Executive Committee, Chair of the Educational Policy and Student Development Committee and member of the Nominations and Governance Committee. He is Chair of the Dean's Advisory Board of the Cotsakos College of Business at William Paterson University. Age 61.

Mr. Pesce's qualifications for service on the Company's Board of Directors include: (i) over three decades of experience in publishing; (ii) 13 years as President and Chief Executive Officer, a period in which the Company recorded double-digit compound annual growth in revenue, EPS and the Company's stock price, while being named to several "best companies" lists; and (iii) extensive experience with leading a global public company, strategic planning, financial planning and analysis, acquisitions and partnerships, and investor relations. While serving as President and CEO, Mr. Pesce led the Company's transformation to a global enterprise that embraced technology and new business models to serve customers better.



Stephen M. Smith was the Company's Chief Operating Officer from May 2009 until May 2011 when he assumed the title of President and Chief Executive Officer. Mr. Smith joined the Company in 1992 as Vice President, Wiley Asia. In 1995 he became Vice President, International Development and in 1996 became Senior Vice President and assumed corporate responsibility for Wiley Australia. In May 2000, Mr. Smith took on the responsibility for the Company's Professional/Trade business in Europe. In 2006 Mr. Smith became Chief Operating Officer of the Company's UK business and was appointed Senior Vice President, Wiley Europe in 2007, while continuing his role in Asia and Australia. He is a member of the Board of Directors of the American Publishers Association. Age 57.

Mr. Smith's qualifications for service on the Company's Board include: (i) 19 years of publishing experience at the Company; (ii) 15 years of service as senior executive at the Company; (iii) extensive international publishing experience with the Company and previous employers and; (iv) significant experience in businesses in pursuit of the Company's strategic goals, leading the Wiley Global Corporate Citizenship initiative which links the Company's business strategy to the social, economic, environmental and ethical concerns of our shareholders.



Jesse Wiley, first time nominee, has been an employee at the Company since 2003. Mr. Wiley has been responsible for digital and new business initiatives and the development of electronic products within the Professional and Trade division since 2010. Prior to that he worked in various editorial and marketing roles. Age 41.

Mr. Wiley's qualifications for service on the Company's Board include experience in many functions of the Company's businesses, including marketing and editorial and working at the forefront of digital publishing, developing new products and business models. Mr. Wiley has been attending all Board and Committee meetings as an observer since March 2011 and has a Certificate of Director Education from the National Association of Corporate Directors.



Peter Booth Wiley, a director since 1984, has been our Chairman of the Board since September 2002. He is an author and journalist, and a Member of the Board of the University of California Press. Age 69.

Mr. Wiley's qualifications for service on the Company's Board include: (i) 26 years of service as a member of the Company's Board of Directors, including the past 8 years as Chairman of the Board; (ii) experience in co-authoring, authoring and publishing two books; and (iii) service on the board of University of California Press and the California State Polytechnic University of San Luis Obispo's Library Advisory Committee.

The Board recommends a vote "FOR" the election of its nominees.

Proposal 2. Ratification of KPMG as Independent Accounting Firm

The Audit Committee is responsible for the appointment, compensation and oversight of the independent auditor. On June 20, 2012, the Audit Committee appointed KPMG LLP ("KPMG") as the Company's independent auditors for fiscal year 2013. Although the Company is not required to do so, we are submitting the selection of KPMG for ratification by the shareholders because we believe it is a matter of good corporate practice.

The Audit Committee, in its discretion, may change the appointment at any time during the year if it determines that such a change is in the best interests of the Company and its shareholders. Representatives of KPMG are expected to be present at the Annual Meeting with the opportunity to make a statement, if they desire to do so, and such representatives are expected to be available to respond to appropriate questions.

Unless contrary instructions are noted thereon, the proxies will be voted in favor of the following resolution, which will be submitted at the Annual Meeting:

"RESOLVED, that the appointment by the Audit Committee of KPMG LLP as independent public accountants for the Company for the fiscal year ending April 30, 2013 be, and it hereby is, ratified."

In the event that the foregoing proposal is defeated, the adverse vote will be considered by the Audit Committee in its selection of auditors for the following year. However, because of the difficulty and expense of making any substitution of auditors so long after the beginning of the current fiscal year, it is contemplated that the appointment for the fiscal year ending April 30, 2013 will be permitted to stand unless the Audit Committee finds other good reason for making a change. If the proposal is adopted, the Audit Committee, in its discretion, may still direct the appointment of new independent auditors at any time during the fiscal year if it believes that such a change would be in the best interests of the Company and its shareholders.

The Board of Directors recommends that you vote "FOR" the ratification of the appointment of independent public accountants.

Proposal 3. Advisory Vote on Executive Compensation

We are requesting that shareholders indicate their approval of our Named Executive Officers' compensation, as described in the compensation tables and Compensation Discussion and Analysis set forth in this Proxy Statement. This proposal, known as a "say-on-pay" proposal, allows shareholders the opportunity to express their views on these matters. The "say on pay" vote is an advisory vote, which is therefore not binding on the Company, the Compensation Committee or the Board of Directors. However, the views of our shareholders are important to the Company, and will be given careful consideration by the Company, the Compensation Committee and the Board of Directors.

Compensation for our Named Executive Officers in 2011, was consistent with the principles of our compensation philosophy and reflects our strong financial performance, the cumulative return to shareholders in 2011 and the overall stability and achievements of the executive team. Our compensation philosophy is designed to (i) align the Company's goals with shareholder interests; (ii) attract and retain world-class talent; (iii) pay competitively compared with our peer group and the marketplace; and (iv) reward superior performance and limit rewards for performance below targets. Our 2011 compensation packages reflect these guiding principles.

The discussion set forth in the Compensation Discussion and Analysis on pages 22–45 of this Proxy Statement provides a complete discussion of our compensation programs and policies, including design, implementation, oversight, administration, ongoing review and risk assessment of our programs and policies. Our Compensation Committee and Board of Directors believe that our compensation programs and policies are designed and carried out to allow us to achieve our business goals and reflect the guiding principles of our compensation philosophy.

Now, therefore, be it RESOLVED, that the shareholders of John Wiley & Sons, Inc. approve, on an advisory basis, the compensation of the Named Executive Officers as disclosed in this Proxy Statement, including the Compensation Discussion and Analysis.

The Board Of Directors Recommends A Vote "For" Approval, On An Advisory Basis, Of The Compensation Of John Wiley & Sons, Inc's Named Executive Officers As Disclosed In This Proxy Statement.

A vote "FOR" approval will be a vote in favor of the following resolution: "Resolved, that the shareholders of John Wiley & Sons, Inc. hereby approve the compensation of the Company's Named Executive Officers, as described in the compensation tables and Compensation Discussion and Analysis set forth in this Proxy Statement."

GOVERNANCE OF THE COMPANY AND BOARD STRUCTURE

The Company's Board of Directors is elected annually by the shareholders to provide oversight so that the long-term interests of the shareholders are served. The Company's business is conducted by its employees under the direction of the CEO and with the oversight of the Board.

Board of Directors and Corporate Governance

Director Independence

The Board is currently composed of thirteen members. Two directors, Bradford Wiley II and Peter Booth Wiley, are brothers. Jesse Wiley is the son of Peter Booth Wiley. The Board has affirmatively determined that all of our directors, except William J. Pesce, Stephen M. Smith, Bradford Wiley II, Peter Booth Wiley and first-time nominee Jesse Wiley, meet the independence guidelines the Board sets forth in its Corporate Governance Principles which are published on our web site at www.wiley.com.

Board Leadership Structure

The Board of Directors is currently led by Peter Booth Wiley, our non-executive Chairman. Stephen M. Smith, our President and Chief Executive Officer serves as a member of the Board of Directors.

Meetings of the Board of Directors are called to order and led by the Chairman. Non-management directors generally meet in executive session without management after each Board meeting. All members of the Board are elected annually.

The Board of Directors believes separating the roles of Chairman and Chief Executive Officer allows our Chief Executive Officer to focus on developing and implementing the Company's strategic business plans and managing the Company's day-to-day business operations and allows our Chairman to lead the Board of Directors in its oversight and advisory roles. Because of the many responsibilities of the Board of Directors and the significant amount of time and effort required by each of the Chairman and Chief Executive Officer to perform their respective duties, the Company believes that having separate persons in these roles enhances the ability of each to discharge those duties effectively and, as a corollary, enhances the Company's prospects for success. The Board of Directors also believes that having separate positions provides a clear delineation of responsibilities for each position and fosters greater accountability.

For the foregoing reasons, the Board of Directors has determined that its leadership structure is appropriate and in the best interests of the Company's shareholders.

Other Governance Practices

Non-Management Executive Sessions: The Board has regularly scheduled non-management executive sessions of non-management directors only following each Board meeting.

Orientation and Continuing Education: The Company's new directors are required to attend orientation sessions. The Company also conducts ongoing training or continuing director education for its Board members and is supportive of, and reimburses its directors for attending director education programs.

Annual Meeting: The Company does not have a policy that requires the attendance of all directors at the Annual Meetings, but it has been a long-standing practice for directors to attend. In September 2011, all but two of our directors attended the 2011 Annual Meeting.

Annual Evaluation: The board annually conducts a self-evaluation to determine whether the board as a whole and its individual members, including the Chairman are performing effectively.

Committees of the Board of Directors and Certain Other Information Concerning the Board

Committee Structure

The Board has established four standing committees: the Audit Committee, the Executive Compensation & Development Committee, the Governance Committee, and the Executive Committee. Each Committee conducts an annual self-evaluation of performance and reviews compliance with the current charter of the committee. Copies of the committee charters can be found on our website at www.wiley.com.

The following table indicates current membership and total meetings of the Board and its standing committees:

Name	Board	Audit	Compensation	Executive	Governance
Mari Jean Baker	X		X		
Warren J. Baker	X		X		
Jean-Lou Chameau	X	X			
Linda P.B. Katehi	X				X
Matthew S. Kissner	X	X*			
Raymond W. McDaniel, Jr.	X	X			
Eduardo Menascé	X		X*	X*	
William J. Pesce	X			X	
William B. Plummer	X			X	X*
Kalpana Raina	X		X		
Bradford Wiley II	X				X
Peter Booth Wiley	X				
FY2012 Meetings	8	7	5(a)	4	5

* Chairman

(a) The Executive Compensation and Development Committee acted once by Unanimous Written Consent.

Executive Committee. The Executive Committee exercises the powers of the Board as appropriate in any case where immediate action is required and the matter is such that an emergency meeting of the full Board is not deemed necessary or possible.

Audit Committee. The Audit Committee assists the Board in fulfilling its fiduciary responsibilities relating to the Company's financial statements filed with the Securities and Exchange Commission, accounting policies, and the adequacy of disclosures, internal controls and reporting practices of the Company and its subsidiaries; reviews Company policies with respect to risk management and risk assessment; evaluates, retains, compensates and, if appropriate, terminates the services of the independent public accounting firm which is to be engaged to audit the Company's financial statements, including reviewing and discussing with such firm their independence and whether providing any permitted non-audit services is compatible with their independence; maintains financial oversight of the Company's employees' retirement and other benefit plans and makes recommendations to the Board with respect to such matters; and reviews and approves related party transactions. The Committee holds discussions with management prior to the release of quarterly earnings, and also reviews quarterly results prior to filings.

The Board has determined that all members of the Committee are Audit Committee "financial experts," as defined under the rules of the Securities and Exchange Commission. All members of the Committee are independent under the rules of the New York Stock Exchange currently applicable to the Company.

Executive Compensation and Development Committee. The Executive Compensation and Development Committee evaluates the performance of the CEO and reports its decisions to the Board; reviews and approves the principles and policies for compensation and benefit programs company-wide, and monitors the implementation and administration of such programs; oversees compliance with governmental regulations and accounting standards with respect to employee compensation and benefit programs; monitors executive development practices in order to insure succession alternatives for the organization; and grants options and makes awards under the 2009 Key Employee Stock Plan. All members of the Committee are independent under the rules of the New York Stock Exchange, currently applicable to the Company.

Governance Committee. The Governance Committee assists the Board in the selection of Board members by identifying appropriate general qualifications and criteria for directors as well as qualified candidates for election to the Board; assists the Chairman of the Board in proposing committee assignments; assists the Board in evaluating, maintaining and improving its own effectiveness; evaluates the Chairman of the Board's performance; evaluates director compensation and benefits; and makes recommendations to the Board regarding corporate governance policies.

Shareholders who wish to recommend a director candidate to the Governance Committee should follow the procedures set forth under "Deadline for Submission of Shareholder Proposals" on page 47 of this proxy statement. The recommendation should include the candidate's name, biographical data, and a description of his or her qualifications.

Board and Committee Oversight of Risk

As a publishing company, the Company does not face the same level of risk associated with other companies, for example companies in the financial services and technology industries. However, appropriate risk-taking is a necessary part of managing any business. Management of risk is the direct responsibility of the Company's President & CEO and the senior leadership team. The Board has oversight responsibility, focusing on the adequacy of the Company's risk management and risk mitigation processes.

The Company's Board of Directors administers its risk oversight function directly and through its Audit Committee and Executive Compensation & Development Committee. The Board receives regular reports from these committees, which include reports on those areas over which they have risk oversight responsibility, as appropriate.

Audit Committee: The Audit Committee has oversight responsibility for Enterprise Risk Management (ERM), and specifically, oversight of major financial risk exposures, including litigation and compliance risk and the steps management has taken to monitor and mitigate such exposures. The Committee also receives regular updates from management, including the General Counsel, on litigation risk.

Executive Compensation & Development Committee: The Executive Compensation & Development Committee has oversight responsibility for the management of risk relating to the Company's annual and long-term compensation program. The Committee ensures that the Company's annual and long-term incentive plans do not incentivize or encourage excessive or unnecessary risk-taking.

How Do We Address Risk in Our Compensation Program?

The Company's compensation program is designed to attract, retain, motivate and reward talented executives and colleagues whose efforts will enable the Company to produce superior results and maximize return to shareholders. Our pay-for-performance philosophy focuses colleagues' efforts on delivering short-term and long-term financial success for our shareholders without encouraging excessive risk taking. The Executive Compensation & Development Committee, which consists entirely of independent Board members, oversees the executive compensation program for the named executive officers, as well as other senior officers of the Company.

The following is a description of both Committee and management processes related to the compensation risk assessment process, as well as a description of the Company's compensation risk mitigation techniques.

The Executive Compensation & Development Committee reviews and approves the annual and long-term plan performance measures and goals annually. This includes setting appropriate threshold and outstanding performance levels for each performance metric. As a part of this process, the Committee focuses on what behavior it is attempting to incentivize and the potential associated risks. The Committee periodically receives financial information from the Chief Financial Officer, and information on accounting matters that may have an impact on the performance goals, including any material changes in accounting methodology and information about extraordinary/special items excluded in the evaluation of performance, as permitted by the 2009 Executive Annual Incentive Plan and the 2009 Key Employee Stock Plan (i.e. the shareholder plans), so that the Committee members may understand how the exercise of management judgment in accounting and financial decisions affects plan payouts. Members of the Executive Compensation & Development Committee approve the final incentive compensation awards after reviewing executive, corporate and business performance, and may utilize negative discretion if they believe the level of compensation is not commensurate with performance.

The following compensation policies and practices serve to reduce the likelihood of excessive risk taking:

- An appropriate compensation mix that is designed to balance the emphasis on short-term and long-term performance.
- The majority of incentive compensation for top level executives is associated with the long term performance of the Company. This discourages short-term risk taking.
- The mix of stock options and restricted performance shares used in our executive long-term plans ensure a correlation between executive and shareholder rewards.
- Conservative vesting provisions (5 year) for all performance shares and stock options granted under our long-term incentive plans.
- Financial performance measures used for incentive plans covering colleagues at all levels of the Company include a mix of financial metrics that are in line with operating and strategic plans.
- A significant portion of annual and long-term incentive payments are based on Company and business profitability, ensuring a correlation between pay and performance.
- Financial targets are appropriately set, and if not achieved, result in a large percentage loss of compensation.
- Executive and broad-based incentive plans cap the maximum award payable to any individual. Annual plans have a maximum payout of 2 times the target amount. Long-term plans have a maximum payout between 1 and 2 times the target amount, depending on the plan.
- Recoupment or "clawback" provisions for top executives and key finance executives in the event that an executive's conduct leads to a restatement of the Company's financial results.
- Stock ownership guidelines for our named executive officers, other senior officers and directors discourage excessive risk taking.

We are confident that our compensation program rewards for performance, is aligned with the interests of our shareholders and does not involve risks that are reasonably likely to have a material adverse effect on the company. A more detailed discussion of the Company's executive compensation program can be found in the Compensation Discussion and Analysis beginning on page 22.

Transactions with Related Persons

We are required to disclose material transactions with the Company in which "related persons" have a direct or indirect material interest. Related persons include any Director, nominee for Director, executive officer of the Company, and any immediate family members of such persons. The term "transaction" is broadly defined under Securities and Exchange

Commission rules to include any financial transaction, arrangement or relationship, including any indebtedness transaction or guarantee of indebtedness.

Based on information available to us and provided to us by our Directors and executive officers, we do not believe that there were any such material transactions in effect since May 1, 2011, or that any such material transactions are proposed to be entered into during fiscal 2013.

The Company's Board of Directors has adopted a written policy that requires the Audit Committee to review and approve any related party transactions. Management is expected to provide the Audit Committee with specific information with respect to any such transaction expected to be entered into or continued during the current fiscal year. After reviewing this information, the Audit Committee will approve such transactions only if the following two conditions are met: (1) the transaction must be in the best interests of the Company and its shareholders; and (2) the transaction must be entered into by the Company on terms that are comparable to those that would be obtained in an arm's length transaction with an unrelated third party.

Corporate Governance Principles

To promote the best corporate governance practices, the Company adheres to the Corporate Governance Principles set forth below, many of which have been in effect for more than a decade. The Board of Directors and management believe that these Principles, which are consistent with the requirements of the Securities and Exchange Commission and the New York Stock Exchange, are in the best interests of the Company, its shareholders and other shareholders, including employees, authors, customers and suppliers. The Board is responsible for ensuring that the Company has a management team capable of representing these interests and of achieving superior business performance.

Pursuant to the New York Stock Exchange's Corporate Governance regulations, the Company is considered a "controlled company," defined as a company where more than 50 percent of the voting power is held by an individual, a group, or another company. As such, the Company would be exempt from certain corporate governance standards. However, the Board believes it is in the best interest of the Company and its shareholders to abide by all of the regulations, except for the requirement that the Governance Committee be comprised of independent directors only. The Board has chosen to take an exemption to this requirement because it believes that a Wiley family member's participation on this Committee will result in a collaborative process to promote the highest standards in the recruitment of new directors and in governance generally.

I. Primary Duties

The Board, which is elected annually by the shareholders, exercises oversight and has final authority and responsibility with respect to the Company's affairs, except with respect to those matters reserved to shareholders. All major decisions are considered by the Board as a whole.

The Board elects the Chief Executive Officer ("CEO") and other corporate officers, acts as an advisor to and resource for management, and monitors management's performance.

The Board plans for the succession of the CEO. The Executive Compensation and Development Committee annually evaluates the CEO's performance, approves the CEO's compensation, and informs the Board of its decisions. The Board also oversees the succession process for certain other management positions, and the CEO reviews with the Board annually his assessment of key management incumbents and their professional growth and development plans. The Board also:

a) reviews the Company's business and strategic plans and actual operating performance;

b) reviews and approves the Company's financial objectives, investment plans and programs; and

c) provides oversight of internal and external audit processes and financial reporting.

II. Director Independence

The Board has long held that it is in the best interests of the Company for the Board to consist of a substantial majority of independent Directors. The Board annually determines that a Director is independent if he or she has no material relationship, either directly or indirectly, with the Company, defined as follows:

a) The Director is not and has not been employed in an executive capacity by the Company or its subsidiaries within the three years immediately prior to the annual meeting at which the nominees of the Board will be voted upon.

b) The Director is not a significant advisor or consultant to the Company (including its subsidiaries); does not have direct, sole responsibility for business between the Company and a material supplier or customer; and does not have a significant personal services contract with the Company.

c) The Director is not an executive officer, an employee, and does not have an immediate family member who is an executive officer or employee, of an organization that makes payments to, or receives payments from, the Company in an amount which, in any single fiscal year, exceeds 2% of such other organization's consolidated gross revenues.

d) The Director is not, and has not been within the past three years, employed by or affiliated with a firm that provided independent audit services to the Company; the Director is not, and does not have an immediate family member who is a current partner of the firm that is the Company's external auditor; and the Director or an immediate family member was not within the past three years a partner or employee of the Company's external audit firm and personally worked on the Company's audit within that time.

e) The Director is not, and has not been in the past three years, part of an interlocking directorship involving compensation committees; and

f) The Director is not a member of the immediate family of Peter Booth Wiley, Bradford Wiley II, Deborah E. Wiley and Jesse Wiley, or management, as listed in the Company's proxy statement.

When determining the independence of a Director, the ownership of, or beneficial interest in, a significant amount of stock, by itself, is not considered a factor.

III. Composition of the Board

Under the Company's By-Laws, the Board has the authority to determine the appropriate number of directors to be elected so as to enable it to function effectively and efficiently. The Governance Committee makes recommendations to the Board concerning the appropriate size of the Board, as well as selection criteria for candidates. Each candidate is selected based on background, experience, expertise, and other relevant criteria, including other public and private company boards on which the candidate serves. In addition to the individual candidate's background, experience and expertise, the manner in which each board member's qualities complement those of others and contributes to the functioning of the Board as a whole are also taken into account. The Governance Committee nominates a candidate, and the Board votes on his or her candidacy. The shareholders vote annually for the entire slate of Directors.

Any nominee Director who receives a greater number of "withheld" votes from his or her election than "for" votes shall tender his or her resignation for consideration by the Governance Committee. The Governance Committee shall recommend to the Board the action to be taken with respect to such resignation.

IV. Director Eligibility

Directors shall limit the number of other board memberships in order to insure adequate attention to Company business. Prior to joining the board of another organization, including a public or private company, as well as a not-for profit organization, directors are required to advise the Chairman of the Board, the Chair of the Governance Committee and the President and Chief Executive Officer so that a review can be performed to ensure that there are no conflicts of interest or other issues. While the Board of Directors does not believe it appropriate to establish an arbitrary limit on the number of outside boards upon which a Director may serve, the Board (based on the review and recommendation of the Governance Committee), has the responsibility to evaluate each situation and approve membership.

Whenever there is a substantial change in the Director's principal occupation, a Director shall tender his or her resignation and shall immediately inform the Board of any potential conflict of interest. The Governance Committee will recommend to the Board the action, if any, to be taken with respect to the resignation or the potential conflict of interest.

The Board has established a retirement age of 70 for its Directors. The Board may, in its discretion, nominate for election a person who has attained age 70 if it believes that under the circumstances it is in the Company's best interests.

V. Board and Management Communication

The Board has access to all members of management and external advisors. As appropriate, the Board may retain independent advisors.

The CEO shall establish and maintain effective communications with the Company's shareholder groups. The Board schedules regular executive sessions at the end of each meeting. Non-management directors meet at regularly scheduled sessions without management. The Chairman of the Board presides at these sessions. In addition, the independent directors meet at least once each year in an executive session presided over by the Chairman of the Governance Committee.

Employees and other interested parties may contact the non-management directors via email at: non-managementdirectors@wiley.com, or by mail addressed to Non-Management Directors, John Wiley & Sons, Inc., Mail Stop 9-12, 111 River Street, Hoboken, NJ 07030-5774

VI. Board Orientation and Evaluation

The Board annually conducts a self-evaluation to determine whether the Board as a whole and its individual members, including the Chairman, are performing effectively.

The Board sponsors an orientation process for new Directors, which includes background materials on governance, law, board principles, financial and business history and meetings with members of management. The Board also encourages all of its Directors to take advantage of educational programs to improve their effectiveness.

VII. Director Compensation

The Governance Committee periodically reviews and recommends to the Board its members' annual retainer, which is composed of cash and stock grants for all non-employee Directors. In determining the appropriate amount and form of director compensation, the Board regularly evaluates current trends and compensation surveys, as well as the amount of time devoted to Board and committee meetings. As a long-standing Board principle, non-employee Directors receive no compensation from the Company other than for their service as Board members and reimbursement for expenses incurred in connection with attendance at meetings.

Share ownership by each Director is encouraged. To this end, each Director is expected to own, at a date no later than three years after election to the Board, shares of common stock valued at not less than three times that Director's annual cash compensation to which the Director is entitled for Board service.

VIII. Board Practices and Procedures

The Chairman of the Board and the CEO jointly set the agenda for each Board meeting. Agenda items that fall within the scope and responsibilities of Board committees are reviewed with the chairs of the committees. Any Board member may request that an item be added to the agenda.

Board materials are provided to Board members sufficiently in advance of meetings to allow Directors to prepare for discussion at the meeting.

Various managers regularly attend portions of Board and committee meetings in order to participate in and contribute to relevant discussions.

Beneficial Ownership of Directors and Management

The table below shows the number of shares of the Company's Class A and Class B Stock beneficially owned by the current directors, and the executive officers named in the Summary Compensation Table on page 33 and all directors and executive officers of the Company as a group as of July 25, 2012. The percent of total voting power reflected below represents the voting power on all matters other than the election of directors, as described on page 3.

Section 16(a) Beneficial Ownership Reporting Compliance

		Shares of Class A and Class B Stock Beneficially Owned[1]	Additional Shares Beneficially Owned[2]	Totals	Percent of Class[1]	Percent of Total Voting Power	Deferred Stock Units[3]
Mark Allin[4]	A	2,877	14,850	17,727	.04%	—	—
	B	—	—	—	—	—	—
Mari Jean Baker	A	—	—	—	—	—	1,154.65
	B	—	—	—	—	—	—
Warren J. Baker	A	4,201	—	4,201	—	—	25,444.11
	B	—	—	—	—	—	—
Ellis E. Cousens[4]	A	75,634	157,300	232,934	0.4%	—	—
	B	—	—	—	—	—	—
Jean-Lou Chameau	A	—	—	—	—	—	1,154.65
	B	—	—	—	—	—	—
Linda P.B. Katehi	A	—	—	—	—	—	1,154.65
	B	—	—	—	—	—	—
Matthew S. Kissner	A	—	—	—	—	—	16,836.46
	B	—	—	—	—	—	—
Raymond W. McDaniel, Jr.	A	500	—	500	—	—	15,142.93
	B	—	—	—	—	—	—
Eduardo Menascé	A	—	—	—	—	—	6,212.21
	B	—	—	—	—	—	—
Steven J. Miron[4]	A	2,419	17,600	20,019	0.06%	—	—
	B	—	—	—	—	—	—
William J. Pesce	A	305,355	300,000	605,355	.2%	—	—
	B	—	—	—	—	—	—
William B. Plummer	A	—	—	—	—	—	23,221.70
	B	—	—	—	—	—	—
Stephen M. Smith[4]	A	52,599	100,363	152,962	.26%	—	—
	B	—	—	—	—	—	—
Kalpana Raina	A	—	—	—	—	—	4,239.06
	B	—	—	—	—	—	—
Gary Rinck[4]	A	30,555	82,500	113,055	0.1%	—	—
	B	—	—	—	—	—	—
Bradford Wiley II[5][6][7]	A	1,200,901	—	1,200,901	2.4%	0.8%	—
	B	2,790,752	—	2,790,752	29%	19%	—
Peter Booth Wiley[5][6][7]	A	1,381,690	—	1,381,690	2.7%	0.9%	—
	B	2,720,752	—	2,720,752	29%	19%	—
All directors and executive officers as a group	A	4,749,605	A 759,163	A 5,508,768	10.7%	3.5%	—
(23 persons)	B	8,279,389	—	B 8,279,389	87%	56.8%	—

[1] This table is based on the information provided by the individual directors or executives. In the table, percent of class was calculated on the basis of the number of shares beneficially owned as determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, divided by the total number of shares issued and outstanding plus the number of shares

of the class issuable to the individual director or executive officer pursuant to the options exercisable under the Company's stock option plans on or before September 22, 2012.

(2) Shares issuable pursuant to options exercisable under the Company's stock option plans on or before September 22, 2012.

(3) This amount represents the number of shares of Class A Common Stock credited to the participating director's account pursuant to the Deferred Compensation Plan for Directors' Fees, described on pages 44-45. The shares will be issued upon the director's retirement.

(4) Includes Class A shares of restricted stock subject to forfeiture awarded under the Company's long-term incentive plans as follows: Mr. Allin—16,520 shares; Mr. Cousens—72,022 shares; Mr. Smith—71,200 shares; Mr. Miron—18,260 shares and Mr. Rinck—26,400 shares.

(5) Bradford Wiley II and Peter Booth Wiley, as co-members with Deborah E. Wiley, of the E.P. Hamilton Trusts LLC, share voting and investment power with respect to 462,338 shares of Class A Stock and 8,125,536 shares of Class B Stock. For purposes of this table, each is shown as the owner of one-third of such shares.

(6) Bradford Wiley II and Peter Booth Wiley, as co-trustees with Deborah E. Wiley, share voting and investment power with respect to 55,072 shares of Class A Stock and 36,720 shares of Class B Stock under the Trust of Esther B. Wiley. For purposes of this table, each is shown as the owner of one-third of these shares.

(7) Bradford Wiley II and Peter Booth Wiley, as general partners of a limited partnership with Deborah E. Wiley, share voting and investment power with respect to 301,645 shares of Class A Stock owned by the partnership. For purposes of this table, each is shown as the owner of one-third of such shares.

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's officers and directors, and persons who own more than ten percent of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission and the New York Stock Exchange. Officers, directors and greater than ten percent shareholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

Based on our review we believe that during fiscal 2012, our directors, officers and greater than ten percent beneficial owners met all filing requirements except for late filings of Forms 4 for Messrs. Fristensky, Kline, Melando, Marzano and B. Wiley, all of which were filed late due to administrative error.

REPORT OF THE AUDIT COMMITTEE

The following is the report of the Audit Committee of the Company with respect to the Company's audited financial statements for the fiscal year ended April 30, 2012.

Fees of Independent Auditor

Audit Fees

Total aggregate fees billed by KPMG LLP ("KPMG") for professional services in connection with the audit and review of the Company's Consolidated Financial Statements, and statutory audits of the Company's international subsidiaries were $2,242,000 and $1,903,000 in fiscal years 2012 and 2011, respectively.

Audit Related Fees

The aggregate fees billed for audit related services, including due diligence related to acquisitions, employee benefit plan audits and consultation on acquisitions were $124,000 and $110,000 in fiscal years 2012 and 2011, respectively.

Tax Fees

The aggregate fees billed for services rendered by KPMG tax personnel, except those services specifically related to the audit of the financial statements, were $350,000 and $293,000 in fiscal years 2012 and 2011, respectively. Such services include tax planning, tax return reviews, advice related to acquisitions, tax compliance and compliance services for expatriate employees.

Other Non-Audit Fees

The aggregate non-audit fees were $182,000 and $0 in fiscal years 2012 and 2011, respectively.

The Audit Committee has advised the Company that in its opinion the services rendered by KPMG LLP are compatible with maintaining their independence.

The Audit Committee is responsible for oversight of the Company's accounting, auditing and financial reporting process on behalf of the Board of Directors. The Committee consists of three members who, in the judgment of the Board of Directors, are independent and financially literate, as those terms are defined by the Securities and Exchange Commission (the "SEC") and the listing standards of the New York Stock Exchange (the "NYSE"). The Board of Directors has determined that all the members of the Committee satisfy the financial expertise requirements and have the requisite experience to be designated "audit committee financial experts" as that term is defined by the rules of the SEC and NYSE.

Management has the primary responsibility for the preparation, presentation and integrity of the financial statements of the Company; for maintaining appropriate accounting and financial reporting policies and practices; and for internal controls and procedures designed to assure compliance with generally accepted US accounting standards and applicable laws and regulations. The Committee is responsible for the oversight of these processes. In this fiduciary capacity, the Committee has held discussions with management and the independent auditors regarding the fair and complete presentation of the Company's results for the fiscal year ended April 30, 2012. Management has represented to the Committee that the Company's financial statements were prepared in accordance with generally accepted US accounting principles. The Committee has discussed with the independent auditors significant accounting principles and judgments applied by management in preparing the financial statements as well as alternative treatments. The Committee discussed with the independent auditors matters required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees).

The Audit Committee has had discussions with, and received regular status reports from, the independent auditors and the Vice President of Internal Audit regarding the overall scope and plans for their audits of the Company, including their scope and plans over management's assessment of the effectiveness of internal control over financial reporting. The independent auditors provided the Audit Committee with written disclosures and the letter required by applicable professional and regulatory standards relating to KPMG's independence from the Company, including the Public Company Accounting Oversight Board pertaining to the independent accountant's communication with the Audit Committee concerning independence, and the Audit Committee discussed with the independent auditors their independence.

The Committee also considers whether providing non-audit services is compatible with maintaining the auditor's independence. The Audit Committee has adopted a policy of pre-approving all audit and non-audit services performed by the independent auditors. The Audit Committee may delegate authority to one or more of its members to grant pre-approvals of non-audit services, provided that the pre-approvals are presented to the Audit Committee for ratification at its next scheduled meeting.

Persons with complaints or concerns about accounting, internal controls or auditing matters may contact the Audit Committee by addressing a letter to: Chairman of the Audit Committee, John Wiley & Sons, Inc., P. O. Box 1569, Hoboken, NJ 07030-5774.

Based upon the review and discussions referred to above, the Committee recommended to the Company's Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended April 30, 2012, as filed with the Securities and Exchange Commission.

Audit Committee

Matthew S. Kissner, Chairman, Jean-Lou Chameau, Raymond W. McDaniel, Jr.

EXECUTIVE COMPENSATION

Report of the Compensation Committee

The Executive Compensation & Development Committee has reviewed and discussed with Company management the Compensation Discussion and Analysis found on pages 22 through 45 of this Proxy Statement. Based on this review and discussion, the Executive Compensation and Development Committee has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Company's Annual Report on Form 10-K and this Proxy Statement.

Eduardo Menascé, Chairman
Mari Jean Baker
Warren J. Baker
Kalpana Raina

Compensation Committee Interlocks

No member of the Executive Compensation & Development Committee has served as one of our officers or employees at any time. None of our executive officers serves as a member of the compensation committee of any other company that has an executive officer serving as a member of our Board of Directors. None of our executive officers serves as a member of the board of directors of any other company that has an executive officer serving as a member of our Board's Executive Compensation and Development Committee.

Performance Graph


PERFORMANCE GRAPH
Total Return
180
160
140
120
100
80
60
40
4/07
4/08
4/09
4/10
4/11
4/12
JWA
Russell 1000
Dow Jones Publishing Index
S&P 400 Midcap

	2007	2008	2009	2010	2011	2012
John Wiley & Sons, Inc. Class A	$100.00	$124.20	$92.78	$117.40	$143.54	$129.56
Russell 1000	100.00	93.59	59.03	81.09	93.89	95.75
Dow Jones Publishing Index	100.00	71.74	46.15	61.34	72.48	73.00
S&P 400 Midcap	100.00	96.01	64.23	94.21	116.21	113.47

The above graph provides an indicator of the cumulative total return to shareholders of the Company's Class A Common Stock as compared with the cumulative total return on the Russell 1000, the Dow Jones Publishing Index and the S&P 400 Midcap, for the period from April 30, 2007 to April 30, 2012. The Company has elected to use the Russell 1000 Index and the S&P 400 Midcap index as its broad equity market indices because it is currently included in these indices. Cumulative total return assumes $100 invested on April 30, 2007 and reinvestment of dividends throughout the period.

FY2012 Compensation Discussion & Analysis

Introduction

This Compensation Discussion and Analysis, or "CD&A," describes the fiscal year 2012 compensation program for John Wiley & Sons, Inc.'s senior executives. The overarching goals that guide the design and administration of our executive compensation program consist of the ability to:

- Recruit and retain the highest caliber of executive talent by offering a competitive compensation program;
- Motivate and reward executives for achieving strategic and financial objectives through the use of annual cash incentives; and
- Align executives' and shareholders' interests through awards of equity components that are dependent upon the performance of the Company and encourage the acquisition of a significant ownership stake in the Company.

This CD&A describes how the Executive Compensation and Development Committee (the "Committee") of the Board of Directors (the "Board") considered our business strategy, our compensation philosophy, and the overarching goals that guide our executive compensation program to arrive at fiscal year 2012 compensation decisions for our executives, including our named executive officers ("NEOs") whose compensation is set forth in the 2012 Summary Compensation Table and other compensation tables contained in this proxy statement.

Our fiscal year 2012 NEOs are:

- *Stephen M. Smith,* President and Chief Executive Officer
- *Ellis E. Cousens,* Executive Vice President, Chief Financial and Operations Officer
- *Steven J. Miron,* Senior Vice President, Scientific, Technical, Medical and Scholarly Publishing
- *Gary Rinck,* Senior Vice President, General Counsel
- Mark J. Allin, Senior Vice President, Professional and Trade

Executive Summary

Financial Results

Despite challenges in some of our markets, the Company delivered better than expected EPS and free cash flow - a testament to the strength of our business in an increasingly digital marketplace, the flexibility of our cost structure, and prudent expense management during the fiscal year. Revenue growth for the Company this year was modest and below our original guidance of mid-single digits, with much of the gap attributed to weak economic conditions in Europe, impacting all three of our businesses, a difficult year for higher education, particularly around for-profit enrollments, and retail challenges in the Professional/Trade segment, especially around our consumer business. The Company achieved growth on a currency neutral basis of 1% for revenue; 11% for adjusted earnings per share (after excluding a $0.12 per share tax reserve release, originally recorded as part of the purchase accounting for the Blackwell acquisition, and $0.14 per share derived from a legislative reduction in the UK Corporate income tax rate); and U.S. GAAP EPS growth of 21%. The Company generated $260 million in free cash flow, $5 million better than expected, and reduced net debt by $37 million during the year to $215 million. The Company repurchased 1.9 million shares this year at a cost of $87 million, and in June 2011, increased its dividend 25% to $0.20 per shares a quarter, representing the eighteenth consecutive yearly increase. The Company continues to invest in and shift to digital delivery in all of our businesses, resulting in new revenue/business models, new opportunities in emerging markets, and margin and working capital improvements. The shift to digital continues at a fast pace, with just over 40% of the Company's fiscal year 2012 revenue generated from digital products and services. During fiscal year 2012, the Company acquired a high-growth, high-margin, and mainly digital business focused on professionals (Inscape) and explored opportunities to realign our trade and consumer business. We feel confident about the must-have nature of our content, the opportunities to develop and acquire content-enabled services for our customers, and the prospects to improve efficiencies and increase overall margins.

Executive Compensation Program

The Company's compensation program emphasizes variable, performance-based compensation that promotes the achievement of short-term and long-term business objectives aligned with the Company's business strategy and rewards performance when those objectives are met. The 2012 annual and long-term incentive plans were structured so that actual compensation received was aligned with Company performance based on key metrics such as corporate and business revenue, earnings per share ("EPS"), business earnings before interest, taxes and amortization ("EBITA"), free cash flow ("FCF") and strategic milestones that benefited the Company in fiscal year 2012 and will benefit the Company in the future. We believe these metrics are aligned with driving long-term shareholder value, and provide appropriate line-of-sight.

The following chart provides a brief summary of the principal elements of John Wiley & Sons, Inc.'s executive compensation program for 2012, described in more detail later in this CD&A.

Compensation Element	Form	Compensation Objective	Relation to Performance	2012 Actions / Results
Base Salary	Fixed annual cash, paid on a semi-monthly basis	Fixed compensation that is externally competitive, and allows us to attract and retain executive talent.	Increases in base salary reflect market positioning, economic conditions, and the Committee's assessment of Company and individual performance over the prior year.	The Company's US merit budget was 3%. The NEOs salary increases ranged from 3.2% to 28%, reflecting the continued transition of leadership at the highest levels of the Company during fiscal year 2012, including the CEO and the heads of our global businesses.
Short-Term Incentive	Cash, paid on an annual basis	Motivate the executive to contribute to the Company's success in achieving annual corporate and business financial goals and strategic objectives. When combined with a competitive base salary, provides total targeted cash compensation above the market median which helps the Company attract and retain executive talent.	75% of the target annual incentive is based on financial goals, including corporate and business revenue, EPS, business EBITA, and FCF. The remaining 25% of the target annual incentive is based on achievement of strategic milestones that are intended to further the Company's success. Payout can range from 0% to 200%. Beginning in fiscal year 2013, maximum payout will be 150% of target.	Target incentives for the NEOs range from 75% to 110% of base salary. Actual short-term incentives earned for the NEOs ranged from 89% of target to 106% of target.
Long-Term Incentives	Non-qualified stock options granted each year, with vesting 50% on April 30th of the fourth and fifth years after grant	Ensures alignment of executive and shareholder interests and rewards. When combined with a competitive target cash compensation package and restricted performance shares, stock options provide a competitive total target direct compensation package that helps the Company attract and retain executive talent.	The increase in value of non-qualified stock options is dependent on improvements in stock price.	June 2011 grants of non-qualified stock options represent approximately 60% of the NEOs' target long-term value.
	Restricted performance shares granted each year with a 3-year performance cycle, and if earned, shares become restricted and vest 50% on April 30th of the fourth and fifth years after grant	Motivates the executive to contribute to the Company's success in achieving long-term corporate financial goals that drive shareholder value. When combined with a competitive target cash compensation package and stock options, restricted performance shares provide a competitive total target direct compensation package that helps the Company attract and retain executive talent.	EPS and cumulative FCF are the performance measures used, with a weight of 60% and 40%, respectively. Payout can range from 0% to 200%. Beginning in fiscal year 2013, maximum payout will be 150% of target.	NEOs received approximately 40% of their target long-term value in restricted performance shares for the fiscal year 2012-14 performance cycle. For the fiscal year 2010-12 cycle that just ended, the NEOs earned 140% of their target restricted performance shares.

We also provide the following additional benefits to our senior executives for the financial security and current / future well-being of the executives and their families, as described in more detail later in this CD&A:

Benefit	Form	Purpose
Health and Welfare Benefits	Flexible benefits program provided to all employees, where flex dollars are provided to help pay the cost of health insurance, life, disability and AD&D insurance	Health and welfare benefits are market competitive and are provided primarily for the well-being of the executive and his/her family.
Retirement Plans	Qualified savings and retirement plans	Qualified retirement plan benefits are market competitive and provide some post-retirement income for the executive, in addition to providing incentive for a long-term career with the Company.
	Non-qualified Supplemental Benefit Plan (the "Excess Plan")	Restore benefits lost under the qualified retirement plan due to limitations imposed by Internal Revenue Code regulations to the same level as other colleagues who are not restricted by Internal Revenue Code limitations.
	Non-qualified Supplemental Executive Retirement Plan (the "SERP")	Assure that executives are provided with an adequate retirement income due to tax rules governing qualified retirement plans that place significant limitations on the benefits which can be paid to executives. Helps the Company attract and retain executive talent. Since SERPs are not as prevalent as in the past, the Company will assess whether or not the SERP should be closed to new executives.
	Non-qualified Deferred Compensation Plan	Enables executives to prepare for future financial security by allowing the deferral of otherwise taxable income on a pre-tax basis, with various investment options and flexible payment options.
	The John Wiley & Sons Limited Retirement Benefits Scheme ("UK Qualified Plan")	Approved (qualified) retirement plan benefits are market competitive and provide retirement income for employees on a defined benefit basis in addition to providing an incentive for a long term career with the Company. This scheme is closed to new entrants.

Benefit	Form	Purpose
	The Unapproved Supplemental UK Plan (the "UK Non-Qualified Plan")	Restores benefits "lost" under the UK Qualified Plan due to limitations imposed by the UK Revenue authorities to the same level as other colleagues in the UK Qualified Plan who are not affected by those restrictions. This UK Non-Qualified Plan is by Company invitation only.
Perquisites	Physical exams, financial planning, tax preparation, health club membership	Perquisites are market competitive and provided primarily for the financial security and productivity of the executive.

Corporate Governance

We endeavor to maintain sound governance standards with respect to our executive compensation program. The following policies and practices were implemented during fiscal year 2012:

- Mr. Smith's base salary severance in the event of a "without cause termination" or "constructive discharge" with or without a change of control remains at 24 months as President and CEO.
- In fiscal year 2012, we eliminated tax "gross-ups" for the limited perquisites provided to our executive officers.
- In fiscal year 2012, we modified the executive employment agreements to eliminate excise tax "gross-ups" upon a change of control.
- In fiscal year 2012, we modified the executive employment agreements and all equity award agreements to specify that for equity awards beginning with the fiscal year 2012 equity grants (awarded in June 2011), double-trigger vesting of equity upon a change of control will apply in cases where the acquiring company is a publicly traded company, and that company assumes or replaces the outstanding equity.
- Beginning with the fiscal year 2012 equity grants (awarded in June 2011), we implemented stock retention requirements for our executive officers, including the NEOs, that require retention of 50% of the net shares acquired upon the exercise of stock options or the payment or vesting of any performance shares and restricted stock until the executive satisfies our stock ownership salary multiple.
- Effective May 1, 2011, the share ownership requirement for our President and CEO was increased to six times base salary.

Compensation Best Practices

In addition to the new corporate governance practices noted above, the Company continues to implement and maintain best practices in its executive compensation program. These practices include the following:

- The Committee, currently composed of three independent directors, has engaged an independent compensation consultant that has no other ties to the Company or its management, and that meets the selection criteria developed by the Committee (see "Role of Compensation Consultant" below).
- An appropriate compensation mix that is designed to balance the emphasis on short-term and long-term performance, in line with the Company's operating and strategic plans. The majority of incentive compensation for executive officers is associated with the long-term performance of the Company, which ensures a correlation between executive and shareholder rewards.

- Financial targets used in both the short and long-term incentive plans are appropriately set and if not achieved, result in a large percentage reduction in compensation.
- The Company's equity awards under the Executive Long-Term Incentive Plan provide for a conservative five-year vesting, except in limited circumstances involving performance shares for completed cycles upon executive retirement.
- The Committee believes that the ultimate goal of the long-term incentive program is to align the interests of shareholders and management. To reinforce this principle, the Committee established stock ownership guideline for all officers participating in the long-term incentive program. The ownership guidelines for the President and CEO is six times base salary. The ownership guideline for the other senior executives, including the NEOs, is two and one-half times base salary. Shares counted toward the ownership guidelines include:
  - Shares owned outright
  - Half of the performance shares earned (*i.e.* where the performance cycle has been completed) but not yet vested. (Assumes half will be surrendered to pay taxes.)
  - Half of any time-based restricted shares granted. (Assumes half will be surrendered to pay taxes.)

  Mr. Cousens and Mr. Rinck have exceeded their targeted shareholdings. Messrs Smith, Miron and Allin are all new to their roles and have not yet met their targeted shareholdings.
- To insure that our compensation program does not encourage excessive risk taking, in July 2010 we introduced a clawback provision in both the annual and long-term incentive plans covering the top 350 colleagues in the Company. The clawback provision allows the Company to recoup incentive payments to covered incentive participants in the event that the Company needs to restate its financial results because of fraud, gross negligence or intentional misconduct on the part of one or more employees and/or because of material non-compliance with Securities laws.

Compensation Principles and Practices

Principles of Wiley's Executive Compensation Program

The following principles and practices shaped the design and implementation of our compensation program for fiscal year 2012. The principles and practices help ensure the following:

- Compensation is merit based in that the total compensation opportunity and actual payout for each executive is based on current responsibilities, future potential and sustained performance against challenging financial and strategic objectives.
- There is a correlation between compensation (both annual and long-term) and the Company's performance. The program is structured such that at executive levels a larger portion of annual and total compensation is variable driven by performance and significantly composed of stock-based compensation.
- Senior executives, including the NEOs, have a significant, ongoing ownership stake in the Company to strengthen the alignment of our executives' interests with those of our shareholders.
- The program is competitive with the total compensation program of competitor companies in the publishing/information and media industries when performance goals are achieved. To that end the Committee reviews a report based on an independently researched compensation survey as a guidepost to determine whether the Company's compensation levels and programs are competitive and meet the Company's stated objectives. The report includes publishing/media companies with whom Wiley competes for business and talent and for whom data is available, as well as other companies in general industry for positions that are not unique to the publishing industry. Base salaries, annual incentive awards and long-term incentive grants are determined within the framework of position responsibilities, future potential and the competitive market data relative to the size of the Company.

Role of Compensation Consultant

The executive compensation consultant reports directly to the Committee, and works collaboratively with management with regard to the administration and any required analysis in support of the executive compensation program. Effective in December 2010, the Committee engaged the firm of Frederic W. Cook & Co., ("Cook") as its independent compensation consultant. Following are the services provided to the Committee by Cook during fiscal year 2012:

- Provide market data and recommendations on fiscal year 2012 executive compensation, including conference calls with the Committee and management, as needed.
- Present the market data report with respect to fiscal year 2012 compensation at the March 2011 Committee meeting. Attend any other meetings as required by the Committee.
- Continue to monitor the Company's executive compensation program and advise the Committee of plans or practices that might be modified to improve effectiveness, competitiveness and alignment with good corporate governance principles.
- Review the Company's executive compensation philosophy and competitive positioning for reasonableness and appropriateness.
- Advise the Committee on management proposals, as requested.
- Undertake special projects at the request of the Committee.
- Review the Compensation Discussion and Analysis, compensation tables and other compensation-related disclosures included in the Company's proxy statements.
- Proactively advise the Committee on best-practices for governance of executive compensation as well as areas of concern and risk in the Company's program.
- Proactively advise the Committee on legislative and regulatory developments related to compensation policies and programs and compensation-related disclosure.

Roles of the Committee and Management in Recommending Compensation

As described in greater detail below, individual base salaries, annual cash incentive awards and long-term incentive grant amounts are determined within the framework of the executive's position and responsibility, individual performance and future leadership potential, as determined by the President and CEO in consultation with the Committee, or by the Committee in the case of the President and CEO, as well as with regard to the external marketplace.

The President and CEO presents compensation recommendations for the senior executives, including the NEOs, to the Committee for its review and approval. The Committee evaluates the performance of the President and CEO, determines his compensation, and discusses its recommendation with the Board of Directors in executive session.

Determination of Target Compensation Levels

Compensation Philosophy

Our executive compensation program for the senior executives, including the NEOs, consists of base salaries, a target cash incentive expressed as a percent of base salary and target long-term equity awards. Each executive's base salary, target annual cash incentive and long-term incentive award value is reviewed annually and is adjusted when and if needed, depending on market conditions, to remain competitive with the external market. The program is designed to pay median base salaries, above-median total cash compensation for the achievement of challenging financial targets and strategic objectives and below-median total cash compensation when those targets are not attained. Third quartile levels of total direct compensation can be attained when challenging, long-term financial goals are achieved and accompanied by future share price appreciation.

Compensation Benchmarking

The compensation for each senior executive position is benchmarked using publishing/media and general industry survey data. The Committee's executive compensation consultant prepares an annual executive compensation competitive review report, using data from the Towers Watson U.S. Media Industry Survey and the Towers Watson U.S. General Industry Survey. The benchmarking report prepared by Cook using the Towers Watson survey data related to fiscal year 2012 executive compensation, and incorporated data from a peer group of 83 publishing companies from the 2010 Towers Watson U.S. Media Industry Survey, in addition to over 317 companies in the 2011 Towers Watson U.S. General Industry Survey. For the senior executives who lead our three global businesses, only the publishing / media industry survey data is used, since that represents the competitive market for the leaders of our global businesses. For corporate executives, the data is weighted two thirds to the publishing / media industry data and one-third to general industry data, recognizing that the competitive market for our corporate executives is broader than the publishing / media industry. The executive compensation consultant presents its review to the Committee at its March meeting as a way of assisting the Committee in ascertaining the competitiveness of the executive compensation program within our core publishing and information business, as well as the general industry.

Each year, compensation decisions covering base salary, annual incentives and stock-based awards are primarily driven by assessments of individual and Company performance. Comparisons are also made to the compensation survey data. Individual annual and long-term incentive payments from preceding years are not a significant factor in determining recommendations for the total compensation opportunity for an upcoming year.

Compensation for the President and CEO is established using the same process and philosophy previously discussed for the other senior executives, including the NEOs. The Committee establishes the President and CEO's base salary, target annual incentive and stock-based awards using the executive compensation competitive review report based on an independently researched compensation survey prepared annually by the executive compensation consultant. In addition, the President and CEO's compensation relative to the next two highest-compensated executives is evaluated.

Pay Mix

As noted more fully below and in other sections of this Proxy Statement, a significant portion of target total direct compensation (defined as base salary, target annual incentives and the target value of stock-based awards) granted to our NEOs in fiscal year 2012 is aligned closely with shareholder interests, since it is based on the attainment of annual and long-term financial objectives, which we believe drive shareholder value. The following graph illustrates the average pay mix for our NEOs in fiscal year 2012. Our President and CEO and our Executive Vice President, Chief Financial and Operations Officer have a heavier weight, 60% and 53% respectively, on long-term variable compensation (and corresponding lighter weight on cash compensation) than our other senior executives, to reflect their primary impact on Company results and to ensure alignment with shareholder interests.

Fiscal Year 2012 Average NEO Pay Mix


19%
28%
28%
25%
Base Salary
Target Annual Incentive
Target Value of Stock Options
Target Value of Restricted Performance Shares

We believe that this incentive design provides strong motivation to focus on attaining results that create shareholder value.

Compensation Elements

Base Salaries

Base salaries are provided to our senior executives, including our NEOs, for performing their day-to-day responsibilities. Competitive base salaries allow the Company to attract and retain executive talent. The base salaries of our NEOs are based on a review of the competitive median marketplace for equivalent executive positions as previously discussed, assessment of the senior executive's individual performance by the President and CEO (or in the case of the President and CEO, by the Committee), internal pay relationships among senior executives based on relative duties and responsibilities, the individual's future advancement potential, and the Company's annual merit budget. Base salary increases, if any, are effective July 1 of each year. For fiscal year 2012, the Company's US merit budget was 3%, and the NEOs' salary increases ranged from 3.2% to 28%, reflecting the continued transition of leadership at the highest level of the Company, including the CEO and the heads of our global businesses.

Annual Incentives

Annual incentives are intended to motivate and reward senior executives for achieving short-term business objectives that drive Company and business unit performance. Annual incentives are payable for the achievement of annual financial performance goals established by the Committee and for individual performance and contributions. The financial goals represent 75% of the targeted annual incentive, and strategic objectives represent 25% of the targeted annual incentive, to ensure payment of annual incentives is commensurate with Company, and where applicable, business unit performance. For fiscal year 2012 and earlier fiscal years, payouts, if any, could range from 0 to 200% of the target incentive, depending on the level of achievement of financial goals and strategic objectives between threshold and outstanding levels of performance. Financial goals are based upon a strategic plan presented to and approved by the Board of Directors annually. At the end of the performance cycle a payout factor is calculated using actual results against the target for the financial measures. This results in a payout from 0 to 200% for financial objectives. A rating from 0 to 200% is also established for performance on strategic objectives. The results are combined to produce an annual incentive award of between 0 and 200% of the targeted award for each executive participating in the plan.

Beginning in fiscal year 2013, the payout of annual incentives can range from 0% to 150% and threshold payout will move from 25% to 50% of target. Additionally, the range of financial performance between threshold and outstanding will be wider than in the past. This is more typical incentive design for companies with an above-median compensation philosophy.

Quantitative and qualitative strategic objectives are set based on the following over-arching goals:

- Increase profitability, cash flow and return on investment
- Build long-term relationships with our customers
- Enhance Wiley's position as the "place to be" for all stakeholders

The Company uses a Performance Management Program that measures performance against financial goals approved by the Committee as well as other quantitative and qualitative strategic objectives established at the beginning of the fiscal year. The Committee approves the strategic objectives of the President and CEO, evaluates his performance and discusses its recommendation with the Board of Directors in executive session. The President and CEO evaluates the performance of the members of the senior executives, including the NEOs, and presents his ratings to the Committee for its review and approval.

Following are the fiscal year 2012 target annual incentives for the NEOs:

Named Executive Officer	Target Annual Incentive as a % of Base Salary
Stephen M. Smith	110%
Ellis E. Cousens	100%
Steven J. Miron	90%
Gary Rinck	75%
Mark J. Allin	90%

For fiscal year 2012, the corporate performance measures used were revenue, EPS and normalized FCF weighted at 30%, 40% and 30%, respectively. Performance goals for individual businesses were based on revenue and EBITA, weighted at 40% and 60%, respectively. These performance measures are relevant measures of our corporate and business unit success and align shareholder and executive interests. The relative weight on the profit measure(s) ensures an appropriate distribution of incentives paid vis-a-vis what is retained by the Company in pre-tax income.

In fiscal year 2012, in comparison to the target goals set by the Committee for annual incentive purposes (see table immediately following) revenue achievement was 96.2% of target, EPS achievement was 100.6% of target, and normalized FCF achievement was 102.3% of target, resulting in a payout of 90.9% of target for the corporate performance measures.

Financial Objective	2012 Threshold Performance Level	2012 Target Amount	2012 Outstanding Performance Level	2012 Results
Revenue ($000)	95%	$1,830,000	105%	$1,761,200
EPS	93%	$3.20	107%	$3.22
Normalized FCF ($000)	85%	$255,000	115%	$260,847

Note: Financial results used for incentive payment purposes are adjusted to budgeted foreign exchange rates. Certain items and events may be excluded as permitted by the shareholder-approved 2009 Executive Annual Incentive Plan. For fiscal year 2012, the principal exclusions were a non-cash tax benefit due to a reduction in the United Kingdom statutory income tax rate, and a tax reserve release, originally recorded as part of the purchase accounting for the Blackwell acquisition. Free cash flow is defined by the Company as cash from operating activities less cash used for investing activities excluding acquisitions.

Following are the actual fiscal year 2012 annual incentives paid to the NEOs as a percentage of target:

Named Executive Officer	Incentive Payout as a % of Target Annual Incentive
Stephen M. Smith	106%
Ellis E. Cousens	98%
Steven J. Miron	89%
Gary Rinck	98%
Mark Allin	98%

Long-Term Stock-Based Incentives

Long-term incentives are intended to motivate and reward senior executives for achieving long-term (three-year) business objectives that drive Company performance. The long-term incentive compensation program for senior executives, including the NEOs, consists of annual grants of restricted performance shares and stock options, weighted at approximately 40% and 60% of long-term target value, respectively. The Committee believes the combined grants of stock options and restricted performance shares provide an appropriate balance between risk and potential reward and serve as an effective retention tool for superior performers. In administering the long-term incentive program, the Committee considers data from the executive compensation survey previously discussed (which utilize FASB Accounting Standards Codification ("ASC") Topic 718 value for equity), and the recommendations of the President and CEO, to establish the targeted equity awards (value and number of shares) for each executive.

- **Performance shares** are used to encourage ownership and retention, and are payable for the achievement of three-year corporate financial performance goals established by the Committee. The use of corporate performance measures focuses the senior executives on the overall success of the Company, which is where shareholder value is reflected. Financial goals are based upon a strategic plan presented to and approved by the Board of Directors annually. At the end of the performance cycle a payout factor is calculated based on actual results against the threshold, target and outstanding performance levels, resulting in a payout from 0 to 200% of the targeted number of performance shares. Beginning with the fiscal year 2013-15 performance cycle, payout can range from 0% to 150% of the targeted number of performance shares, and threshold payout will move from 25% to 50% of target. Additionally, the stretch of financial performance at outstanding will be higher than in the past. This is a more typical incentive design for companies with an above-median compensation philosophy, and is consistent with the design change being made to the annual incentive plan beginning in fiscal year 2013.

  For the fiscal year 2010-12 performance cycle, EPS and cumulative normalized free cash flow (FCF) were the performance measures used, weighted at 60% and 40%, respectively.

These performance measures are meaningful measures of our financial health, drivers of shareholder value, and the focus of the long-term investors the Company wishes to attract.

For the fiscal year 2010-12 performance cycle, in comparison to the target goals set by the Committee for long-term incentive purposes (see table immediately following), EPS achievement was 100% of target, and FCF achievement was 118.8% of target, resulting in a payout of 140% of the targeted number of shares for this performance cycle.

Financial Objective	FY2010-12 Threshold Performance Level	FY2010-12 Target Amount	FY2010-12 Outstanding Performance Level	FY2010-12 Results
EPS	90%	$3.22	105%	$3.22
FCF	90%	$590,000	105%	$701,000

Note: Financial results used for long-term incentive payment purposes may be adjusted to budgeted foreign exchange rates and for certain items and events as permitted by the shareholder-approved 2009 Key Employee Stock Plan. For the 2010-12 cycle, the principal exclusions were a non-cash tax benefit due to a reduction in the United Kingdom statutory income tax rate, and a tax reserve release, originally recorded as part of the purchase accounting for the Blackwell acquisition.

- **Stock options** are used to align the interests of management with those of the Company's shareholders, and are designed to provide long-term equity-based compensation tied to future appreciation of Wiley's common stock price.

Target equity grants for the NEOs for the fiscal year 2012-14 performance cycle are detailed in the Summary Compensation and Grants of Plan-Based Awards tables.

Retirement and Post-Employment Benefits

All NEOs are eligible to participate in the Company's qualified savings and retirement plans. However, because U.S. and UK tax rules governing qualified retirement plans place significant limitations on the benefits that can be paid to executives, the Company has adopted four nonqualified deferred compensation plans to supplement their qualified retirement benefits.

- **Nonqualified Supplemental Benefit Plan (the "Excess Plan").** The Excess Plan was adopted by the Board of Directors to restore benefits that cannot be provided under the Retirement Plan of John Wiley & Sons, Inc. due to limitations imposed by the Internal Revenue Code.
- **Supplemental Executive Retirement Plan (the "SERP").** To assure that executives were provided with an adequate retirement income, and to attract and retain executive talent, the Company implemented the SERP which was later amended. The SERPs are more fully described on pages 38-39.
- **Deferred Compensation Plan.** The Deferred Compensation Plan was adopted by the Board of Directors to address the opportunity to defer compensation for those executives who are not able to take full advantage of the Company's qualified Savings Plan because of tax rules limiting contributions.
- **UK Unapproved Supplemental Plan (the "UK Non-Qualified Plan").** The UK Non-Qualified Plan was adopted by the Board of Directors to restore benefits for selected individuals that cannot be provided under the UK Qualified Plan due to limitations imposed by Her Majesty's Revenue & Customs.

Health and Welfare Benefits

The Company provides or makes available a number of health and welfare benefits, such as medical, dental, vision, life, accident and long-term disability insurance to all U.S.-based colleagues, including the NEOs. These benefits are competitive with those provided by other companies in the publishing / media and general industries and are provided primarily for the well-being of Wiley colleagues, and at the same time enhance Wiley's attractiveness as an employer of choice.

Perquisites and Other Benefits

The Company provides limited perquisites and other personal benefits to the NEOs, of which the incremental cost to the Company in the aggregate is generally in the range of $10,000 to $18,000 annually. These benefits are provided primarily for the financial security and productivity of the executives, which allows greater focus on Wiley business activities. These limited perquisites include financial planning and tax preparation, an allowance for business and health club memberships, parking in the headquarters building, and an annual physical examination. In fiscal year 2012, we eliminated tax "gross-ups" for perquisites provided to our executive officers. Any taxes on perquisites are now paid by the executives. Mr. Allin, whose position has required spending a significant amount of time in the US, has been allowed the use of a Company-leased apartment in the US. This accommodation is provided in lieu of hotel expenses while conducting Company business. The apartment is available and has been used by other Company employees throughout the year.

Post-Employment Benefits

Depending on the circumstances of their termination, the NEOs are eligible to receive severance benefits in the form of base salary as a lump-sum payment, annual incentive, healthcare benefits and accelerated vesting of all equity as determined by the provisions in their employment agreements, which are discussed in detail starting on page 40. Under a dismissal without cause or constructive discharge following a change of control, the Company provides these severance benefits because it serves the best interest of the Company and its shareholders to have executives focus on the business merits of mergers and acquisitions without undue concern for their personal financial outcome. In the case of a without cause termination or constructive discharge absent a change in control, the Company believes it is appropriate to provide severance at these levels to ensure the financial security of these executives, particularly in view of our non-compete agreements which state that for twelve months following termination the executive will not compete with the Company, or solicit customers or employees of the Company.

Tax Deductibility of Compensation

Ordinarily it is in the best interest of the Company to retain flexibility in its compensation programs to enable it to appropriately reward, retain and attract executive talent necessary to the Company's success. To the extent such goals can be met with compensation that is designed to be deductible under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), such as the 2009 Key Employee Stock Plan and the Executive Annual Incentive Plan, each approved by the shareholders in September 2009, such compensation plans will be used. However, the Committee recognizes that in appropriate circumstances, compensation that is not deductible under the Code may be paid at the Committee's discretion.

Closing Statement

The executive compensation program discussed here is based on our beliefs that:

- The quality of our leadership is among the most important determinants of the Company's success;
- Our ability to attract and retain those industry leaders who will ensure our success requires a competitive, performance-based compensation program;
- Our shareholders are best served by providing our senior executives with appropriate financial rewards directly linked to the long-term success of the Company; and
- Our senior executives must share in the risks as well as the rewards in achieving the Company's challenging performance goals.

We believe that the Company's executive compensation program meets the goals and objectives discussed above.

Summary Compensation Table:

Name [a]	Year [b]	Salary ($) [c]	Bonus ($) [d]	Stock Awards ($) [e]	Option Awards ($) [f]	Non-Equity Incentive Plan Compensation ($) [g]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) [h]	All Other Compensation ($) [i]	Total ($) [j]
Stephen M. Smith	2012	800,000		1,011,000	1,428,000	929,940	3,779,654	126,598	8,075,192
	2011	620,833		520,260	857,500	965,938	1,033,984	317,894	4,316,409
	2010	600,396		455,520	811,300	893,700	1,273,659	420,545	4,455,120
Ellis E. Cousens	2012	636,667		495,500	928,200	628,320	1,002,987	40,589	3,732,263
	2011	616,667		400,200	796,250	849,710	644,720	38,878	3,346,425
	2010	600,000		1,121,280	1,506,700	833,700	1,993,102	47,650	6,102,432
Steven J. Miron	2012	469,167		247,750	357,000	381,811	1,263,793	26,770	2,746,291
	2011	440,000		200,100	306,250	480,893	433,735	26,735	1,887,713
Gary Rinck	2012	482,500		297,300	357,000	357,112	592,743	43,885	2,130,540
	2011	467,500		240,120	306,250	465,476	433,817	22,836	1,935,999
Mark J. Allin	2012	385,266		222,975	372,708	344,798	600,746	41,698	1,968,191

(c): The 2010 amount reported in this column for Mr. Smith includes £33,194.36 in base salary paid for the month of May 2009, converted to US dollars using the May 2009 average exchange rate of £1 = US$1.5182, plus $550,000 paid ratably for the months of June through April. The 2012 base salary reported in this column for Mr. Allin has been converted to U.S. dollars using the fiscal year 2012 average exchange rate of £1 = US$1.5942

(e): The amounts reported in this column consist of restricted performance shares granted under the Company's 2004 and 2009 Key Employee Stock Plans. These amounts represent the value at the grant date based on the probable outcome of the performance conditions under the awards. Maximum value payouts are 200% of target, and will only occur if the Company reaches preset "outstanding" performance benchmarks. To calculate the fair value of the awards, the market price on the date of grant is used in accordance with the FASB ASC Topic 718, Stock Compensation. Refer to Notes 2 and 16 in the Notes to the Consolidated Financial Statements in the Company's 2012 Annual Report for the assumptions used in determining FAS ASC Topic 718, Stock Compensation values.

(f): The amounts reported in this column include stock options granted under the Company's 2004 and 2009 Key Employee Stock Plans. The assumptions used to calculate the stock option award values are in accordance with FASB ASC Topic 718, Stock Compensation. Refer to Notes 2 and 16 in the Notes to the Consolidated Financial Statements in the Company's 2012 Annual Report for the assumptions used in determining FASB ASC Topic 718, Stock Compensation values. The amounts listed do not necessarily reflect the level of compensation that may be realized by our named executive officers.

(g): The total annual incentive for 2012 was earned based on the achievement of pre-established corporate and, in the case of Mr. Miron and Mr. Allin, business financial measures—including revenue, profit and cash flow—approved by the Committee, as well as the achievement of strategic milestones that are designed to drive improved performance for the Company in the current and future fiscal years.

(h): Represents the aggregate change in actuarial present value of the executive's accumulated benefit under all defined benefit and actuarial pension plans (including supplemental plans) from April 30, 2011 to April 30, 2012. This column also includes Nonqualified Deferred Compensation earnings.

(i): All Other Compensation includes the following in 2012:

- Employer contributions to the Company 401(k) plan and Deferred Compensation Plan for Messrs. Smith, Cousens, Miron and Rinck, are valued at $22,540, $17,954, $7,510 and $14,137 respectively.
- Perquisites (financial planning, club membership fees, parking benefits) for Messrs. Smith, Cousens, Miron, Rinck and Allin, valued at $12,181, $17,886, $10,501, $18,337 and $16,735, respectively.

- The Company agreed to cover Mr. Smith's US housing for a 2-year period through May 2011, since he also maintains a residence in the UK for his children who remain in school in the UK. The housing expense for the one-month of the fiscal year covered amounted to $23,065. This housing allowance ceased beginning June 1, 2011.

  The Committee agreed to provide Mr. Smith with an allowance for a 2-year period beginning May 1, 2011, to cover personal travel for himself and his family between the UK and the US, since part of his family resides in the UK. In fiscal year 2012, these travel expenses amounted to $65,000.

- Mr. Allin is a UK-based executive who travels extensively to the US. The Company has agreed to cover tax preparation and filing assistance in the UK and the US through PricewaterhouseCoopers for Mr. Allin, amounting to $21,442 in fiscal year 2012, and included as "other compensation." The Company also agreed to cover penalties and fees related to an under-withholding in the US for this period, equal to $3,521.45, and included as "other compensation." Given the difference in tax years, and the delay in receiving a refund from one jurisdiction in time to pay the other jurisdiction, the Company agreed to provide Mr. Allin with a tax indemnity/equalization payment of $77,478.55, which Mr. Allin paid back to the Company in full in June 2012 when he received his UK tax refunds. That amount is not included as "other compensation."

- In calendar year 2011, covering fiscal 2011 perquisites, Messrs. Smith, Cousens, Miron and Rinck received reimbursement for taxes on the value of all perquisites in the amounts of $3,812, $4,749, $8,759 and $11,411 respectively. Gross-ups on perquisites were eliminated in fiscal year 2012.

Grants of Plan-Based Awards Table:

Name [a]	Grant Date [b]	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards Threshold ($) [c]	Target ($) [d]	Maximum ($) [e]	Estimated Future Payouts Under Equity Incentive Plan Awards Threshold (#) [f]	Target (#) [g]	Maximum (#) [h]	All Other Stock Awards: Number of Shares of Stock or Units (#) [i]	All Other Option Awards: Number of Securities Underlying Options (#) [j]	Exercise or Base Price of Option Awards ($/Sh) [k]	Grant Date Fair Value of Stock and Option Awards ($) [l]
Stephen M. Smith	6/15/2011	220,000	880,000	1,760,000							
	6/23/2011				5,000	20,000	40,000			49.55	991,000
	6/23/2011							20,000		49.55	991,000
	6/23/2011								100,000	49.55	1,428,000
Ellis E. Cousens	6/15/2011	160,000	640,000	1,280,000							
	6/23/2011				2,500	10,000	20,000			49.55	495,500
	6/23/2011								65,000	49.55	928,200
Steven J. Miron	6/15/2011	106,875	427,500	855,000							
	6/23/2011				1,250	5,000	10,000			49.55	247,750
	6/23/2011								25,000	49.55	357,000
Gary Rinck	6/15/2011	90,938	363,750	727,500							
	6/23/2011				1,500	6,000	12,000			49.55	297,300
	6/23/2011								25,000	49.55	357,000
Mark J. Allin	6/15/2011	87,880	351,521	703,042							
	6/23/2011				1,125	4,500	9,000			49.55	222,975
	6/23/2011								26,100	49.55	372,708

(c) to (e): Represents the annual incentives for fiscal year 2012 that are based on achievement of financial goals and strategic milestones. Financial performance measures and relative weighting of each performance measure, as well as the threshold, target and outstanding levels of performance, are set at the beginning of the fiscal year. Revenue, profit and cash flow were the performance measures used for fiscal year 2012. No annual incentive is payable unless the threshold performance level is reached for one of the performance measures. Strategic milestones are designed to drive improved performance for the Company in the current and future fiscal years. Actual annual incentive payouts are indicated in column (g) of the Summary Compensation Table.

(f) to (h): Represents the restricted performance share awards granted for the 2012 through 2014 performance period pursuant to the 2009 Key Employee Stock Plan. Financial performance measures and relative weighting of each performance measure, as well as the threshold, target and outstanding levels of performance, are set at the beginning of the three-year plan cycle. Earnings per share and cumulative free cash flow are the performance measures used for the FY2012-14 performance cycle, weighted at 60% and 40%, respectively. No long-term incentive is payable unless the threshold performance level is reached for one of the performance measures. The restricted performance shares, if earned, vest 50% on April 30, 2015 and the remaining 50% on April 30, 2016. Dividends are not paid during the performance period, but are paid on earned shares following the performance cycle.

(i): Mr. Smith was granted an award of 20,000 Class A shares of restricted stock upon appointment as President and CEO. Shares vest 50% on June 23, 2015 and 50% on June 23, 2016.

(j): Option grants are awarded on an annual basis, have terms of ten years and vest 50% on April 30 the fourth year after grant and 50% on April 30 the fifth year after grant. All employees' stock options have exercise prices that are equal to the grant date closing market price of Class A Stock. In fiscal 2012 all executives received approximately 60% of their targeted long-term incentive in stock options, excluding Mr. Smith's restricted stock award.

(k): The closing stock price on June 23, 2011. The exercise price of all stock options may not be less than 100% of the fair market value of the stock on the date of grant.

(l): The grant date fair value of the restricted performance shares and stock options is computed in accordance with FASB ASC Topic 718, Stock Compensation. The grant date fair value of the restricted performance share awards is based on a $49.55 stock price. The fair value disclosed in this column for the restricted performance shares represents the total fair value of those awards at the target level. Maximum value payouts are 200% of target, and will only occur if the Company reaches preset "outstanding" performance benchmarks. The grant date fair value of stock option awards is based on a $14.28 Black-Scholes value. Refer to Notes 2 and 16 in the Notes to the Consolidated Financial Statements in the Company's 2012 Annual Report for the assumptions made in determining FASB ASC Topic 718, Stock Compensation values.

Outstanding Equity Awards at Fiscal Year End:

	Option Awards					Stock Awards			
Name [a]	Number of Securities Underlying Unexercised Options (#) Exercisable [b]	Number of Securities Underlying Unexercised Options (#) Unexercisable [c]	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) [d]	Option Exercise Price ($) [e]	Option Expiration Date [f]	Number of Shares or Units of Stock That Have Not Vested (#) [g]	Market Value of Shares or Units of Stock That Have Not Vested ($) [h]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) [i]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) [j]
Stephen M. Smith	17,205			$31.89	6/22/2014	18,200(2)	822,458	13,000	587,470
	17,205			$38.55	6/21/2015	20,000(5)	903,800	20,000	903,800
	22,940			$33.05	6/21/2016				
	28,675			$48.46	6/27/2017				
	14,338			$47.55	6/25/2018				
		14,337(1)		$47.55	6/25/2018				
		70,000(2)		$35.04	6/24/2019				
		70,000(3)		$40.02	6/23/2020				
		100,000(4)		$49.55	6/22/2021				
Ellis E. Cousens	44,660			$31.89	6/22/2014	44,800(2)	2,024,512	10,000	451,900
	60,000			$38.55	6/21/2015			10,000	451,900
	60,000			$33.05	6/21/2016				
	65,000			$48.46	6/27/2017				
	32,500			$47.55	6/25/2018				
		32,500(1)		$47.55	6/25/2018				
		130,000(2)		$35.04	6/24/2019				
		65,000(3)		$40.02	6/23/2020				
		65,000(4)		$49.55	6/22/2021				

	Option Awards					Stock Awards			
Name [a]	Number of Securities Under-lying Unexer-cised Options (#) Exercisable [b]	Number of Securities Underlying Unexer-cised Options (#) Unexer-cisable [c]	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) [d]	Option Exercise Price ($) [e]	Option Expiration Date [f]	Number of Shares or Units of Stock That Have Not Vested (#) [g]	Market Value of Shares or Units of Stock That Have Not Vested ($) [h]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) [i]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) [j]
Steven J. Miron	6,000			$38.55	6/21/2015	2,760(2)	124,724	5,000	225,950
	4,900			$33.05	6/21/2016			5,000	225,950
	4,400			$48.46	6/27/2017				
	2,300			$47.55	6/25/2018				
		2,300(1)		$47.55	6/25/2018				
		7,000(2)		$35.04	6/24/2019				
		25,000(3)		$40.02	6/23/2020				
		25,000(4)		$49.55	6/22/2021				
Gary Rinck	12,500			$38.55	6/21/2015	8,400(2)	379,596	6,000	271,140
	25,000			$33.05	6/21/2016			6,000	271,140
	30,000			$48.46	6/27/2017				
	15,000			$47.55	6/25/2018				
		15,000(1)		$47.55	6/25/2018				
		30,000(2)		$35.04	6/24/2019				
		25,000(3)		$40.02	6/23/2020				
		25,000(4)		$49.55	6/22/2021				
Mark Allin	5,000			$38.55	6/21/2015	2,520(2)	113,879	5,000	225,950
	4,100			$33.05	6/21/2016			4,500	203,355
	3,500			$48.46	6/27/2017				
	2,250			$47.55	6/25/2018				
		2,250(1)		$47.55	6/25/2018				
		7,495(2)		$35.04	6/24/2019				
		28,675(3)		$40.02	6/23/2020				
		26,100(4)		$49.55	6/22/2021				

(1) Remaining 50% of award vests on April 30, 2013.

(2) Award vests 50% on April 30, 2013 and 50% on April 30, 2014

(3) Award vests 50% on April 30, 2014 and 50% on April 30, 2015.

(4) Award vests 50% on April 30, 2015 and 50% on April 30, 2016.

(5) Award vests 50% on June 23, 2015 and 50% on June 23, 2016.

(e): The exercise price of all stock options may not be less than 100% of the fair market value of the stock on the date of grant.

(f): Stock options have a term of 10 years. Stock options continue to vest and can be exercised for three years following retirement, but no later than the expiration of the option.

(g): Represents the restricted performance shares earned for the 2010 to 2012 long-term incentive cycle which will vest 50% on April 30, 2013 and 50% on April 30, 2014, except as otherwise noted in footnote (5).

(h) and (j): Based on the April 30, 2012 closing market price of Class A stock of $45.19.

(i): Represents the target number of restricted performance shares granted but yet-to-be earned for the 2011-2013 and 2012-2014 long-term incentive cycles. The 2011-2013 shares, if earned, will vest half on April 30, 2014 and half on April 30, 2015. The 2012-2014 shares, if earned, will vest half on April 30, 2015 and half on April 30, 2016.

Option Exercises and Stock Vested Table:

	Option Awards		Stock Awards	
Name [a]	Number of Shares Acquired on Exercise (#) [b]	Value Realized on Exercise ($) [c]	Number of Shares Acquired on Vesting (#) [d]	Value Realized on Vesting ($) [e]
Stephen M. Smith	33,946	749,792	2,328	105,202
Ellis E. Cousens	70,340	1,714,527	5,586	252,431
Steven J. Miron	7,500	161,630	745	33,667
Gary Rinck	37,500	670,875	2,793	126,216
Mark J. Allin			605	27,340

(c): The value realized on exercise represents the excess of the fair market value of the underlying securities purchased on the date of exercise over the exercise price contained in the option.

(d): Vesting of half of the restricted performance shares earned from the 2008-10 Executive Long-Term Incentive Plan (Messrs. Smith, Cousens and Rinck) and the Business Officer Long-Term Incentive Plan (Messrs. Miron and Allin) on April 30, 2012, granted pursuant to the 2004 Key Employee Stock Plan.

(e): The value realized on the vesting of restricted stock awards represents the value of stock no longer subject to a risk of forfeiture or other restrictions, obtained by multiplying the number of shares of stock released from such restrictions by the closing market price of Class A stock on April 30, 2012, of $45.19.

Pension Benefits Table:

Name [a]	Plan [b]	Number of Years Credited Service (#) [c]	Present Value of Accumulated Benefit ($) [d]	Payments During Last Fiscal Year ($) [e]
Stephen M. Smith	Qualified Plan	10	281,390	0
	Excess Plan	10	567,318	0
	SERP	20	3,869,973	0
	UK Qualified Plan(1)(2)	10	1,979,849	0
	UK Non-Qualified Plan(1)(2)	10	1,575,939	0
Ellis E. Cousens	Qualified Plan	11	399,569	0
	Excess Plan	11	1,416,365	0
	SERP	11	4,798,357	0
Steven J. Miron	Qualified Plan	19	258,384	0
	Excess Plan	19	314,308	0
	SERP	19	2,070,799	0
Gary Rinck	Qualified Plan	8	213,595	0
	Excess Plan	8	613,859	0
	SERP	8	2,547,523	0
Mark Allin	Qualified Plan	N/A	N/A	0
	Excess Plan	N/A	N/A	0
	SERP	12	872,358	0
	UK Qualified Plan(1)(2)	12	571,250	0

(1) Mark Allin and Stephen Smith's Present Value of Accumulated Benefits from the UK Qualifed and UK Non-Qualfied Plans were calculated using a British £ to US $ conversion factor of 1.6137.

(2) Mark Allin and Stephen Smith's Present Value of Accumulated Benefits from the UK Qualifed and UK Non-Qualfied Plans were calculated using UK disclosure assumptions as of 4/30/2012.

(c): Credited service is limited to 35 years for all purposes under the Qualified and Excess Plans and the SERP.

The named executives are entitled to retirement benefits under three defined benefit plans of the Company: The Employees Retirement Plan of John Wiley & Sons, Inc. (the "Qualified Plan"), the Nonqualified Supplemental Retirement Plan (the "Excess Plan"), and the Supplemental Executive Retirement Plan (the "SERP").

(d): The amounts shown in the table above for all plans represent the actuarial present values of the executive's accumulated benefits accrued as of April 30, 2012, calculated using the same assumptions in footnote 15 of the Company's financial statements, except that the SERP benefit for Messrs. Cousens and Rinck calculated under the 1989 SERP has no mortality assumption and under the 1989 and 2005 SERP, no recognition of future salary increases or pre-retirement mortality.

A description of each plan follows.

The Employees Retirement Plan of John Wiley & Sons, Inc. (the Qualified Plan)

The Company sponsors a qualified defined benefit pension plan to provide retirement benefits to U.S. based employees of the Company. The Plan pays benefits at retirement to participants who terminate or retire from the Company after meeting certain eligibility requirements. Prior to January 1, 2005, benefits under the Qualified Plan provided for annual normal benefits payable at normal retirement age of 65 based on certain factors times average final compensation times years of service not to exceed 35 (the "Previous Benefit Formula").

Effective January 1, 2005 the Qualified Plan formula was revised to provide covered participants with enhanced future benefits. After January 1, 2005, benefits are calculated as the sum of:

- A frozen benefit as of December 31, 2004, calculated under the Previous Benefit Formula, plus

- An annual benefit earned for benefit service after January 1, 2005. The amount of each year's accrual is the sum of:
  - o total annual compensation (annual base salary, plus 100% of bonus) for the year up to and including 80% of that year's Social Security Wage Base times 1.0%, plus
  - o total annual compensation for the year in excess of 80% of that year's Social Security Wage Base times 1.3%.

The plan recognizes a maximum of 35 years of benefit service. If the total benefit service is greater than 35 years at age 65, the benefit will be equal to the 35 consecutive years of benefit accruals that produce the highest combined amount.

The plan provides for retirement as early as age 55 with ten years of service. The age 65 benefit is reduced by 4% per year for each year less than 65, unless a participant has 20 years of service, in which case the participant can retire as early as age 62 without an early retirement reduction.

The frozen benefit calculated under the Previous Benefit Formula for the combined Qualified Plan and the Excess Plan described below for Messrs. Smith, Cousens, Miron, and Rinck is $17,804, $30,168, $13,407, and $3,399, respectively.

Messrs. Smith and Cousens are eligible for early retirement under this plan.

The Nonqualified Supplemental Benefit Plan (the Excess Plan)

The Excess Plan provides benefits that would otherwise be denied participants by reason of certain Code limitations on the tax-qualified benefit. In addition, the Excess Plan provides benefits to certain individuals which arise from additional service credit granted for previous employment with acquired companies.

Average final compensation and total annual compensation are determined under the Excess Plan in the same manner as under the Qualified Plan, except that a participant's compensation is not subject to the limitations under the Code. Years of service under the Qualified Plan and the Excess Plan are the number of years and months, limited to 35 years, worked for the Company and its subsidiaries after attaining age 21.

Messrs. Smith and Cousens are eligible for early retirement under this plan.

Supplemental Executive Retirement Plan (the SERP)

In March 2005, the Board froze participation in the existing 1989 SERP and adopted the 2005 SERP. All active participants in the 1989 SERP, except those who were directors, 5% owners or who were within two years of the normal retirement age of 65, were given the option, prior to December 31, 2005, to waive their right to all benefits under the 1989 SERP and receive benefits under the 2005 SERP in consideration of that waiver. Four participants elected to do so. Messrs. Cousens and Rinck remain in the 1989 SERP.

The benefit under the 1989 SERP is the higher of the "primary" or the "additional" benefit.

- The primary benefit consists of ten annual payments commencing at retirement (at or after age 65) determined by multiplying the participant's base salary rate at retirement by 2.5, reducing the result by $50,000 and dividing the remainder by five. The plan also provides for an alternative early retirement benefit for participants who retire after age 55 with five years of service, a reduced payment for participants whose employment is terminated prior to age 65 other than on account of death (and who do not qualify for early retirement) and a survivor benefit for the beneficiaries of a participant who dies prior to age 65 while employed by the Company or an affiliate.
- The additional benefit provides participants with a guaranteed total annual retirement benefit beginning at age 65 for ten years of 50%, 55%, or 65% (the "Applicable Percentage") of average compensation, defined as base salary and annual incentive, over the executive's highest three consecutive years. This amount is reduced by the retirement benefits under the Qualified Plan, the Excess Plan and the primary benefit above. The Applicable Percentage for Messrs. Cousens and Rinck are 55%, and 50%, respectively.

The 2005 SERP provides a lifetime annual benefit determined by multiplying the executive's average compensation over the highest three consecutive years times a service factor, which is the sum of years of service up to 20 years times 2%, plus years of service in excess of

20 times 1%, to a maximum of 35 years total. The 2005 SERP provides a reduced early retirement benefit for participants calculated in the same manner as the 1989 plan. The participant may elect to receive his or her benefit in the form of a joint and survivor benefit on an actuarial equivalent basis. All other terms of the 2005 SERP are substantially the same as the 1989 SERP.

Messrs. Smith and Cousens are eligible for early retirement under this plan.

The John Wiley & Sons Limited Retirement Benefits Scheme (UK Qualified Plan)

The Company sponsors an approved defined benefit scheme to provide benefits to UK based employees of the Company. The Scheme provides benefits at retirement to participants who terminate or retire from the Company after meeting certain eligibility requirements. Members have a right to take benefits at Normal Retirement Date (age 65), or earlier subject to conditions as have been notified to them.

The basic rate of accrual under the Scheme is 1/60th of Final Pensionable Salary for each year and complete month of Pensionable Service. Different rates of accrual are provided for certain members as advised separately to them.

Early retirement is possible, subject to Company/Scheme Trustees consent, from age 55. A reduction factor, unless otherwise agreed with the Scheme member concerned under separate notification, is applied for each year (and complete month) benefits are taken prior to Normal Retirement Date. Reduction factors are determined by the Scheme Trustees in conjunction with advice from the Scheme Actuary, and are subject to regular review.

The Unapproved Supplemental UK Plan (the UK Non-Qualified Plan)

This arrangement provides benefits, for individuals nominated by the Company, that otherwise be denied by Her Majesty's Revenue & Customs due to benefit limitations under approved benefit schemes. For Mr. Smith the Plan originally provided benefits in the same manner as under the UK Qualified Plan for benefits in excess of the limits under the latter. However, for Mr. Smith this was changed by mutual consent in a letter dated November 12, 2009 and signed by Mr. Smith on November 13, 2009. Under this revised structure, Mr. Smith agrees to defer his benefit until age 65 (or until termination of employment if sooner).

Nonqualified Deferred Compensation (NQDC) Table:

Name (a)	Executive Contributions in Last FY ($) (b)	Registrant Contributions in Last FY ($) (c)	Aggregate Earnings in Last FY ($) (d)	Aggregate Withdrawals/ Distributions ($) (e)	Aggregate Balance at Last FYE ($) (f)
Stephen M. Smith	48,000	13,565	8,604	N/A	188,210
Ellis E. Cousens	89,183	10,416	9,955	N/A	222,779
Steven J. Miron	6,333	N/A	53	N/A	6,386
Gary Rinck	244,005	6,689	32,271	N/A	1,649,671
Mark Allin	N/A	N/A	N/A	N/A	N/A

Participants in the company's Nonqualified Deferred Compensation Plan (the "NQDC Plan") may elect to defer up to 25% of their base salary, or up to 100% of their annual cash incentive compensation. If the participant's Company matching contributions under the Employees' Savings Plan are restricted due to code contribution or compensation limitations, he/she is eligible to receive a Company matching contribution of up to 3% of base salary deferred under the NQDC Plan. Since Mr. Allin is a UK-based executive, he is not eligible to participate in the Nonqualified Deferred Compensation Plan.

Participants designate one or more investment funds which are used to measure the income credited to their account. Although not required to do so, the Company has elected to invest the funds deferred under the plan substantially as directed by the participants. The funds currently available under the NQDC Plan and their returns for the last fiscal year are shown below:

Deferred Compensation Funds	Rate of Return for 1 year ending 04/30/2012
Vanguard VIF Money Market	0.14%
PIMCO VIT Total Return	5.14%
PIMCO VIT Real Return	10.66%
MFS VIT Value	2.20%
Fidelity VIP Index 500	4.67%
American Funds IS Growth	0.53%
Invesco Van Kampen VI Mid Cap Value I	4.14%
Fidelity VIP Mid Cap	-6.47%
Royce Capital Small Cap	-2.38%
Vanguard VIF Small Company Growth	0.41%
MFS VIT II International Value	-1.85%
MFS VIT II International Growth	-6.40%
Northwestern Mutual Life Insurance	5.95%

Account balances under the NQDC Plan are distributed to participants in accordance with their individual elections made at the time of the deferral election. Participants may elect to receive their contributions on a designated date or upon separation of service, subject to the restrictions of Section 409A of the Code. Distributions on account of termination or retirement are paid in 15 equal annual installments and distributions occurring as of a designated date prior to termination are paid in a lump sum.

Amounts in column (b) are included in columns (c), and (d) on the Summary Compensation Table.

Payments Upon Termination and Change of Control Tables:

Stephen M. Smith

Executive Benefits and Payments Upon Termination	Retirement	Resignation without Good Reason	Dismissal without Cause or Resignation for Good Reason (absent CoC)	Dismissal without Cause or Resignation for Good Reason (following CoC)
Compensation:				
Severance — Base Salary	$ 0	$ 0	$ 1,600,000	$ 1,600,000
Severance — Annual Incentive	$ 0	$ 0	$ 0	$ 1,760,000
Prorated Annual Incentive	$ 0	$ 0	$ 0	$ 880,000
ELTIP — Restricted Performance Shares	$ 0	$ 0	$ 0	$ 1,491,270
Restricted Stock (Performance Shares Earned but Not Vested)(1)	$ 1,726,258	$ 1,726,258	$ 1,726,258	$ 1,726,258
Stock Options(2)	$ 0	$ 0	$ 0	$ 1,072,400
Benefits(3)	$ 0	$ 0	$ 43,548	$ 43,548
SERP(4)	$ 3,557,034	$ 3,557,034	$ 3,557,034	$ 6,695,597
Excess Plan(4)	$ 1,629,711	$ 1,629,711	$ 1,629,711	$ 1,629,711
Qualified Plan(4)	$ 1,794,515	$ 1,794,515	$ 1,794,515	$ 1,794,515
NQDC(5)	$ 188,210	$ 188,210	$ 188,210	$ 188,210
280G Tax Gross-up(6)	$ 0	$ 0	$ 0	$ 0
Total:	$ 8,895,728	$ 8,895,728	$10,539,276	$18,881,509

(1) Vesting accelerates in all 4 termination scenarios since the executive has achieved age 55 and 10 years of service criteria.

(2) Reflects the intrinsic value of those stock options that become vested because of the change of control based on the 4/30/2012 closing stock price ($45.19).

(3) Presumes benefits are similar to those available to salaried employees and therefore only need to be disclosed in the dismissal columns.

(4) Amounts shown are lump sum values (based on the PPA mortality table and the Section 417(e)(3) segment rates in effect for April 2012), even though plan documents only permit annuity payments, except on termination following a change of control. Annual benefits are:

Qualified: $118,888 / year as a life annuity

Excess: $107,970 / year as a life annuity

SERP: $235,657 / year as a life annuity

(5) Balance is paid as a lump sum on termination following a change of control; otherwise balance is paid in approximately equal installments over 15 years.

(6) Excise tax gross ups were eliminated in fiscal year 2012.

Ellis E. Cousens

Executive Benefits and Payments Upon Termination	Retirement	Resignation without Good Reason	Dismissal without Cause or Resignation for Good Reason (absent CoC)	Dismissal without Cause or Resignation for Good Reason (following CoC)
Compensation:				
Severance — Base Salary	$ 0	$ 0	$ 960,000	$ 1,280,000
Severance — Annual Incentive	$ 0	$ 0	$ 0	$ 1,280,000
Prorated Annual Incentive	$ 0	$ 0	$ 0	$ 640,000
ELTIP — Restricted Performance Shares	$ 0	$ 0	$ 0	$ 903,800
Restricted Stock (Performance Shares Earned but Not Vested)[1]	$ 2,024,512	$ 2,024,512	$ 2,024,512	$ 2,024,512
Stock Options[2]	$ 0	$ 0	$ 0	$ 1,655,550
Benefits[3]	$ 0	$ 0	$ 29,661	$ 39,549
SERP[4]	$ 4,252,212	$ 4,252,212	$ 4,252,212	$ 5,586,190
Excess Plan[4]	$ 1,340,644	$ 1,340,644	$ 1,340,644	$ 1,340,644
Qualified Plan[4]	$ 390,832	$ 390,832	$ 390,832	$ 390,832
NQDC[5]	$ 222,779	$ 222,779	$ 222,779	$ 222,779
280G Tax Gross-up[6]	$ 0	$ 0	$ 0	$ 0
Total:	$ 8,230,979	$ 8,230,979	$ 9,220,640	$15,363,856

(1) Vesting accelerates in all 4 termination scenarios since the executive has achieved age 55 and 10 years of service criteria.

(2) Reflects the intrinsic value of those stock options that become vested because of the change of control based on the 4/30/2012 closing stock price ($45.19).

(3) Presumes benefits are similar to those available to salaried employees and therefore only need to be disclosed in the dismissal columns.

(4) Amounts shown are lump sum values (based on the PPA mortality table and the Section 417(e)(3) segment rates in effect for April 2012), even though plan documents only permit annuity payments, except on termination following a change of control. Annual benefits are:

Qualified: $27,183 / year as a life annuity

Excess: $93,244 / year as a life annuity

SERP: $495,540 / year as a 10 year certain

(5) Balance is paid as a lump sum on termination following a change of control; otherwise balance is paid in approximately equal installments over 15 years.

(6) Excise tax gross ups were eliminated in fiscal year 2012.

Steven J. Miron

Executive Benefits and Payments Upon Termination	Retirement	Resignation without Good Reason	Dismissal without Cause or Resignation for Good Reason (absent CoC)	Dismissal without Cause or Resignation for Good Reason (following CoC)
Compensation:				
Severance — Base Salary	$ 0	$ 0	$ 712,500	$ 950,000
Severance — Annual Incentive	$ 0	$ 0	$ 0	$ 855,000
Prorated Annual Incentive	$ 0	$ 0	$ 0	$ 427,500
ELTIP — Restricted Performance Shares	$ 0	$ 0	$ 0	$ 451,900
Restricted Stock (Performance Shares Earned but Not Vested)	$ 0	$ 0	$ 0	$ 124,724
Stock Options[1]	$ 0	$ 0	$ 0	$ 200,300
Benefits[2]	$ 0	$ 0	$ 26,834	$ 35,779
SERP[3]	$ 1,388,847	$ 1,388,847	$ 1,388,847	$ 5,052,543
Excess Plan[3]	$ 228,382	$ 228,382	$ 228,382	$ 228,382
Qualified Plan[3]	$ 199,224	$ 199,224	$ 199,224	$ 199,224
NQDC[4]	$ 6,386	$ 6,386	$ 6,386	$ 6,386
280G Tax Gross-up[5]	$ 0	$ 0	$ 0	$ 0
Total:	$ 1,822,839	$ 1,822,839	$ 2,562,173	$ 8,531,738

(1) Reflects the intrinsic value of those stock options that become vested because of the change of control based on the 4/30/2012 closing stock price ($45.19).

(2) Presumes benefits are similar to those available to salaried employees and therefore only need to be disclosed in the dismissal columns.

(3) Amounts shown are lump sum values (based on the PPA mortality table and the Section 417(e)(3) segment rates in effect for April 2012), even though plan documents only permit annuity payments, except on termination following a change of control. Annual benefits are:

Qualified: $33,611 / year as a life annuity

Excess: $38,530 / year as a life annuity

SERP: $234,310 / year as a life annuity

(4) Balance is paid as a lump sum on termination following a change of control; otherwise balance is paid in approximately equal installments over 15 years.

(5) Excise tax gross ups were eliminated in fiscal year 2012.

Gary Rinck

Executive Benefits and Payments Upon Termination	Retirement	Resignation without Good Reason	Dismissal without Cause or Resignation for Good Reason (absent CoC)	Dismissal without Cause or Resignation for Good Reason (following CoC)
Compensation:				
Severance — Base Salary	$ 0	$ 0	$ 485,000	$ 970,000
Severance — Annual Incentive	$ 0	$ 0	$ 363,750	$ 727,500
Prorated Annual Incentive	$ 0	$ 0	$ 0	$ 363,750
ELTIP — Restricted Performance Shares	$ 0	$ 0	$ 0	$ 542,280
Restricted Stock (Performance Shares Earned but Not Vested)	$ 0	$ 0	$ 0	$ 379,596
Stock Options(1)	$ 0	$ 0	$ 0	$ 433,750
Benefits(2)	$ 0	$ 0	$ 8,733	$ 17,466
SERP(3)	$ 2,548,470	$ 2,548,470	$ 2,548,470	$ 3,339,200
Excess Plan(3)	$ 605,585	$ 605,585	$ 605,585	$ 605,585
Qualified Plan(3)	$ 219,152	$ 219,152	$ 219,152	$ 219,152
NQDC(4)	$ 1,649,671	$ 1,649,671	$ 1,649,671	$ 1,649,671
280G Tax Gross-up(5)	$ 0	$ 0	$ 0	$ 0
Total:	$ 5,022,878	$ 5,022,878	$ 5,880,361	$ 9,247,950

(1) Reflects the intrinsic value of those stock options that become vested because of the change of control based on the 4/30/2012 closing stock price ($45.19).

(2) Presumes benefits are similar to those available to salaried employees and therefore only need to be disclosed in the dismissal columns.

(3) Amounts shown are lump sum values (based on the PPA mortality table and the Section 417(e)(3) segment rates in effect for April 2012), even though plan documents only permit annuity payments, except on termination following a change of control. Annual benefits are:

Qualified: $22,388 / year as a life annuity

Excess: $61,866 / year as a life annuity

SERP: $296,991 / year as a 10 year certain

(4) Balance is paid as a lump sum on termination following a change of control; otherwise balance is paid in approximately equal installments over 15 years.

(5) Excise tax gross ups were eliminated in fiscal year 2012.

Mark Allin

Executive Benefits and Payments Upon Termination	Retirement	Resignation without Good Reason	Dismissal without Cause or Resignation for Good Reason (absent CoC)	Dismissal without Cause or Resignation for Good Reason (following CoC)
Compensation:				
Severance — Base Salary	$ 0	$ 0	$ 585,054	$ 780,072
Severance — Annual Incentive	$ 0	$ 0	$ 0	$ 702,065
Prorated Annual Incentive	$ 0	$ 0	$ 0	$ 351,032
ELTIP — Restricted Performance Shares	$ 0	$ 0	$ 0	$ 429,305
Restricted Stock (Performance Shares Earned but Not Vested)[5]	$ 0	$ 0	$ 0	$ 113,879
Stock Options[1]	$ 0	$ 0	$ 0	$ 224,324
Benefits[2]	$ 0	$ 0	$ 8,920	$ 11,893
SERP[3]	$ 584,844	$ 584,844	$ 584,844	$ 2,068,260
Excess Plan[3]	N/A	N/A	N/A	N/A
Qualified Plan[3]	$ 236,867	$ 236,867	$ 236,867	$ 236,867
NQDC	N/A	N/A	N/A	N/A
280G Tax Gross-up[4]	$ 0	$ 0	$ 0	$ 0
Total:	$ 821,711	$ 821,711	$ 1,415,685	$ 4,917,697

(1) Reflects the intrinsic value of those stock options that become vested because of the change of control based on the 4/30/2012 closing stock price ($45.19).

(2) Presumes benefits are similar to those available to salaried employees and therefore only need to be disclosed in the dismissal columns.

(3) Amounts shown are lump sum values (based on the PPA mortality table and the Section 417(e)(3) segment rates in effect for April 2012), even though plan documents only permit annuity payments, except on termination following a change of control. Annual benefits are:

Qualified: $33,726 / year as a life annuity

Excess: N/A / year as a life annuity

SERP: $98,805 / year as a life annuity

(4) Excise tax gross ups were eliminated in fiscal year 2012.

The preceding tables—Potential Payments upon Termination or Change of Control—show the payments and benefits our named executives would receive in connection with a variety of employment termination scenarios and upon a change of control. For the named executive officers, the information assumes the terminations and change of control occurred on April 30, 2012. All of the payments and benefits described below would be provided by the Company or its affiliates.

The tables do not include amounts such as base salary, annual incentives and stock awards the named executive officers earned due to employment through April 30, 2012.

Under the 2004 and 2009 Key Employee Stock Plan, the Committee may elect to accelerate the vesting of performance stock which has been earned but not vested for a retiring executive. Payout for current cycles will be made in shares following the end of the performance cycle.

The named officers and certain other executives are covered by employment agreements which provide for the following in the event of a "without cause termination" or "constructive discharge" without a change of control:

- Severance—base salary: Mr. Smith—24 months; Messrs. Cousens, Miron and Allin—18 months; Mr. Rinck—12 months.
- Restricted Performance Shares—Mr. Smith—accelerated vesting of all earned Restricted Performance Shares for completed cycles.
- Company-paid health and welfare benefits, for their respective severance periods: Mr. Smith—24 months; Messrs. Cousens, Miron and Allin—18 months; Mr. Rinck—12 months.

The named officers and certain other executives are covered by employment agreements which provide for the following, in the event of a "without cause termination" or "constructive discharge" following a change of control, as defined:

- Severance—base salary: Messrs. Smith, Cousens, Miron, Rinck and Allin—24 months.
- Severance—annual target incentive—Messrs. Smith, Cousens, Miron, Rinck and Allin—2 years.
- Company-paid health and welfare benefits—24 months.
- A lump-sum payment under the 1989 or 2005 SERP, equal to the present value of the benefit to which the participant would have been entitled if he/she had attained age 65 and retired on the date of such termination of employment.
- Messrs. Smith, Cousens, Miron and Rinck—a lump-sum payment of the accrued benefit under the Excess Plan.
- Messrs. Smith, Cousens, Miron and Rinck—immediate payment of the current balance of the NQDC Plan.

Upon a "change of control", as defined, under the 2004 and 2009 Key Employee Stock Plan, for grants made prior to June 2011,

- All outstanding options shall become immediately exercisable up to the full number of shares covered by the option.
- All outstanding target restricted performance shares shall become immediately vested.
- All shares of restricted stock that would otherwise remain subject to restrictions shall be free of such restrictions.
- Beginning with the June 2011 equity awards, double-trigger vesting of equity upon a change of control will apply in cases where the acquiring company is a publicly traded company, and that company assumes or replaces the outstanding equity.

"Change of Control" shall mean an event which shall occur if there is:

(i) a change in the ownership of the Company;

(ii) a change in the effective control of the Company; or

(iii) a change in the ownership of a substantial portion of the assets of the Company.

For purposes of this definition, a change in the ownership occurs on the date on which any one person, or more than one person acting as a group (as defined in Treasury regulations 1.409A-2(i)(5)(v)(B)), acquires ownership of stock that, together with stock held by such person or group constitutes more than 50% of the total fair market value or total voting power of the stock of the Company.

A change in the effective control occurs on the date on which either:

(i) a person, or more than one person acting as a group (as defined in Treasury regulations 1.409A-2(i)(5)(v)(B)), acquires ownership of stock possessing 30% or more of the total voting power of the stock of the Company, taking into account all such stock acquired during the 12-month period ending on the date of the most recent acquisition, or

(ii) a majority of the members of the Board of Directors is replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of the members of such Board of Directors prior to the date of the appointment or election, but only if no other corporation is a majority shareholder.

A change in the ownership of a substantial portion of assets occurs on the date on which any one person, or more than one person acting as a group (as defined in Treasury regulations 1.409A-2(i)(5)(v)(B)), other than a person or group of persons that is related to the Company, acquires assets that have a total gross fair market value equal to or more than 40% of the total gross fair market value of all of the assets of the Company immediately prior to such acquisition or acquisitions, taking into account all such assets acquired during the 12-month period ending on the date of the most recent acquisition. The determination as to the occurrence of a Change of Control shall be based on objective facts and in accordance with the requirements of Code Section 409A and the regulations promulgated thereunder.

DIRECTORS' COMPENSATION

Directors' Compensation 2012

Our non-employee directors received an annual retainer of $70,000 and committee chairmen, except the chairman of the Executive Committee, received an additional annual retainer of $15,000. No fees are paid for attendance at meetings. No non-employee director receives any other compensation from the Company, except for reimbursement of expenses incurred for attendance at Board meetings. Directors who are employees do not receive an annual retainer for Board or committee service.

Effective September 20, 2012, the annual retainer fee for non-employee directors will be increased to $72,500.

Pursuant to the Director Stock Plan, our non-employee directors receive an annual award of Class A shares equal in value to 100 percent of their annual total cash compensation, excluding the additional fees paid to committee chairmen and any expense reimbursements. In September 2011, a total of 11,340 Class A shares were awarded to directors.

The Company has established a Deferred Compensation Plan for Directors (the "Deferred Plan") Amended and Restated as of January 1, 2009. Non-employee directors are eligible to participate, and may defer all or a portion of their annual retainer fees in the form of cash and/or Class A Common Stock. They may also defer their annual stock award. Nine of our thirteen directors currently participate in the Deferred Plan. Retainers deferred in cash accrue interest annually based on the prime rate. Retainers deferred in the form of Class A Common Stock receive dividend equivalent units based on the closing price of the Class A Common Stock on the record date. Deferred cash and/or stock is payable to the directors upon their retirement from the Board, either in a lump sum or in the form of annual installments.

Our active directors and their spouses are eligible to participate in the Company's Matching Gift Program. The Company will match the first $1,000 given by the donor as follows: three-to-one on the first $500, and one-to-one on the second $500, up to a maximum contribution of $2,000 per institution, per donor, per calendar year.

The table below indicates the total cash compensation received by each non-employee director during fiscal 2012.

Name	Fees Earned or Paid in Cash	Stock Awards	All Other Compensation	Total
Mari Jean Baker[2][3]	$70,000.00	$55,000.00	$2,135.93	$127,135.93
Warren J. Baker[2][3][5]	$70,000.00	$55,000.00	$25,939.95	$150,939.95
Jean-Lou Chameau[2][3]	$70,000.00	$55,000.00	$135.93	$125,135.93
Linda P.B. Katehi[2][3]	$70,000.00	$55,000.00	$135.93	$125,135.93
Matthew S. Kissner*[2][3]	$85,000.00	$55,000.00	$13,034.59	$153,034.59
Raymond W. McDaniel, Jr.[2][3][5]	$70,000.00	$55,000.00	$11,700.88	$136,700.88
Eduardo Menasce*[2][3]	$85,000.00	$55,000.00	$2,917.44	$142,917.44
William B. Plummer*[1][2][3]	$85,000.00	$55,000.00	$17,153.73	$157,153.73
William J. Pesce[2][3][6]	$90,625.00	$55,000.00	$4,000.00	$149,625.00
Kalpana Raina[2][3]	$70,000.00	$55,000.00	$3,112.78	$128,112.78
Bradford Wiley II[2][3]	$70,000.00	$55,000.00	$2,000.00	$127,000.00
Peter Booth Wiley[3][4]	$0.00	$0.00	$498,500.00	$498,500.00

* Committee Chair

(1) Effective January 1, 2009, Mr. Plummer has deferred receipt of his annual cash retainer fees in the form of stock.

(2) On September 15, 2011, each of our non-employee Directors received an annual stock award of 1,134 Class A Shares based on the closing price of $48.48. All of our non-employee

directors, except for Mr. B. Wiley II and Mr. William J. Pesce deferred receipt of shares pursuant to the Deferred Compensation Plan, as described above.

(3) The amounts in All Other Compensation include the cash value of dividends accrued under the Deferred Compensation Plan and, in the case of Mr. McDaniel and Dr. Baker, respectively $1,029.54 and $2,025.89 in interest credited to their Deferred Cash Compensation Plan in FY2012. Also included are contributions made under the Company's Matching Gift Program, as described above, as follows: Ms. M. Baker - $2,000; Dr. W. Baker - $4,100; Mr. Pesce $4,000; Mr. B. Wiley - $2,000 and Mr. P. Wiley - $83,500.

(4) Peter Booth Wiley, Chairman of the Board, does not receive a retainer for his service on the board but receives an annual salary of $415,000 as an employee of the Company

(5) Effective January 1, 2009, Messrs. Baker and McDaniel deferred receipt of annual cash retainer fees in the form of stock until January 1, 2010. Effective January 1, 2011, Mr. McDaniel deferred receipt of his annual cash retainer in a cash deferral account and Dr. Baker began receiving his annual cash retainer in the form of cash.

(6) Mr. Pesce became a non-employee director on May 1,2011 and received a pro-rated cash retainer of $20,625 for his service from May 1, 2011 to September 2011.

Name	Number of Shares Underlying Outstanding Deferred Stock Equivalents	Number of Securities Underlying Outstanding Stock Options
Mari Jean Baker	1,154.65	—
Warren J. Baker	25,444.11	
Jean-Lou Chameau	1,154.65	—
Linda P.B. Katehi	1,154.65	—
Matthew S. Kissner	16,836.46	—
Raymond W. McDaniel, Jr.	15,142.93	—
Eduardo Menascé	6,212.21	—
William B. Plummer	23,221.70	—
Kalpana Raina	4,239.06	—
Bradford Wiley II	—	—

Insurance with Respect to Indemnification of Directors and Officers

The By-Laws of the Company provide for indemnification of directors and officers in connection with claims arising from service to the Company to the extent permitted under the New York State Business Corporation Law. The Company carries insurance in the amount of $30,000,000 with Federal Insurance Company, and Allied World National Assurance Company at a premium of $336,300. The current policy expires on November 14, 2012.

Transactions with Directors' Companies

In the ordinary course of business, the Company and its subsidiaries may have transactions with companies and organizations whose executive officers are also Company directors. None of these transactions in fiscal 2012 exceeded the threshold for disclosure under our Corporate Governance Guidelines, which is 2% of the gross revenues of either the Company or the other organization.

OTHER MATTERS

Manner and Expenses of Solicitation

Since many of our shareholders are unable to attend the Annual Meeting, the Board solicits proxies so that each shareholder has the opportunity to vote on the proposals to be considered at the Annual Meeting.

Shareholders of record can vote, and save the Company expense, by using the Internet or by calling the toll-free telephone number printed on the proxy card. Voting instructions (including instructions for both telephonic and Internet voting) are provided on the proxy card. The Internet and telephone voting procedures are designed to authenticate shareholder identities, to allow shareholders to give voting instructions and to confirm that shareholders' instructions have been recorded properly. Shareholders voting via the Internet should understand that there may be costs associated with electronic access, such as usage charges from Internet access providers and telephone companies, that must be borne by the shareholder.

If your shares are held in the name of a bank or broker, follow the voting instructions on the form you receive from such record holder. The availability of Internet and telephone voting will depend on their voting procedures.

If you do vote by Internet or telephone, it will not be necessary to return your proxy card. If you do not choose to vote using these two options, you may return your proxy card, properly signed, and the shares will be voted in accordance with your directions. Shareholders are urged to mark the boxes on the proxy card to indicate how their shares are to be voted. If no choices are specified, the shares represented by that proxy card will be voted as recommended by the Board.

If a shareholder does not return a signed proxy card, vote by the Internet, by telephone or attend the Annual Meeting and vote in person, his or her shares will not be voted. Any shareholder giving a proxy (including one given by the Internet or telephone) has the right to revoke it at any time before it is exercised by giving notice in writing to the Secretary of the Company, by delivering a duly executed proxy bearing a later date to the Secretary (or by subsequently completing a telephonic or Internet proxy) prior to the Annual Meeting of Shareholders, or by attending the Annual Meeting and voting in person. Attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy.

The Company will bear the costs of soliciting proxies. In addition to the solicitation of proxies by use of the mail, some of the officers, directors and other employees of the Company may also solicit proxies personally or by mail, telephone or facsimile, but they will not receive additional compensation for such services. Brokerage firms, custodians, banks, trustees, nominees or other fiduciaries holding shares of common stock in their names will be reimbursed for their reasonable out-of-pocket expenses in forwarding proxy material to their principals.

Electronic Delivery of Materials

The 2012 Notice of Annual Meeting, Proxy Statement and Annual Report on Form 10-K are available on our website at https://materials.proxyvote.com/968223. Instead of receiving future copies of our Proxy Statement and Annual Report materials by mail, shareholders can elect to receive an e-mail that will provide electronic links to them. Selecting this option will save us the cost of producing and mailing documents to your home or business and will also give you an electronic link to the proxy voting site. Shareholders of record and beneficial owners may enroll in the electronic proxy delivery service at any time in the future by going to our enrollment site at http://enroll.icsdelivery.com/jwa and following the enrollment instructions.

Deadline for Submission of Shareholder Proposals

If a shareholder intends to present a proposal for action at the 2013 Annual Meeting and wishes to have such proposal considered for inclusion in our proxy materials in reliance on Rule 14a-8 under the Securities Exchange Act of 1934, the proposal must be submitted in writing and received by the Secretary of the Company by April 12, 2013. Such proposal must also meet the other requirements of the rules of the Securities and Exchange Commission relating to shareholder proposals.

If a shareholder submits a proposal outside of Rule 14a-8 for the 2013 Annual Meeting and the proposal fails to comply with the advance notice procedure prescribed by our By-Laws, then the Company's proxy may confer discretionary authority on the persons being appointed as proxies on behalf of the Company's Board to vote on the proposal.

Our By-Laws establish an advance notice procedure with regard to certain matters, including shareholder proposals and nominations of individuals for election to the Board. In general, written notice of a shareholder proposal or a director nomination for an annual meeting must be received by the Secretary of the Company no later than May 23, 2013, and must contain specified information and conform to certain requirements, as set forth in greater detail in the By-Laws. If the Company's presiding officer at any shareholders' meeting determines that a shareholder proposal or director nomination was not made in accordance with the By-Laws, the Company may disregard such proposal or nomination.

Proposals and nominations should be addressed to Corporate Secretary, John Wiley & Sons, Inc., 111 River Street, Mail Stop 9-01, Hoboken, New Jersey 07030-5774.

The Company has not received notice from any shareholder of its intention to bring a matter before the 2012 Annual Meeting. At the date of this Proxy Statement, the Board of Directors does not know of any other matter to come before the meeting other than the matters set forth in the Notice of Meeting. However, if any other matter, not now known, properly comes before the meeting, the persons named on the enclosed proxy will vote said proxy in accordance with their best judgment on such matter. Shares represented by any proxy will be voted with respect to the proposals outlined above in accordance with the choices specified therein or in favor of any proposal as to which no choice is specified.

The Company will provide, without charge, a copy of its Annual Report on Form 10-K filed with the Securities and Exchange Commission for fiscal year 2012, including the financial statements and the schedules thereto. All such requests should be directed to Corporate Secretary, John Wiley & Sons, Inc., 111 River Street, Mail Stop 9-01, Hoboken, New Jersey 07030-5774.

It is important that your proxy be returned promptly, whether by mail, by the Internet or by telephone. You may revoke the proxy at any time before it is exercised. If you attend the meeting in person, you may withdraw any proxy (including an Internet or telephonic proxy) and vote your own shares.

BY ORDER OF THE BOARD OF DIRECTORS
MICHAEL L. PRESTON
Corporate Secretary

Hoboken, New Jersey
August 10, 2012

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WILEY